 As filed with the Securities and Exchange Commission on February 2, 2001.

                                                      Registration No. 333-49010
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ------------

                              AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                 ------------
                            CHORUM TECHNOLOGIES INC.
             (Exact Name of Registrant as Specified in its Charter)
                                 ------------
        Delaware                     3674                    84-1431727
     (State or Other           (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
    Incorporation or          Classification Code
      Organization)                 Number)

                1303 East Arapaho Road, Richardson, Texas 75081
                                 (214) 570-3500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ------------
                                 Scott C. Grout
                     President and Chief Executive Officer
                            Chorum Technologies Inc.
                1303 East Arapaho Road, Richardson, Texas 75081
                                 (214) 570-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------
                                   Copies to:
          Kirk E. Lundburg                        Christopher J. Ozburn
          Anthony M. Allen                        William B. Owens, Jr.
          James D. Robinett                         Melissa M. Munson
       F. Javier Vergne-Morell              Wilson Sonsini Goodrich & Rosati,
      Gunderson Dettmer Stough                  Professional Corporation
Villeneuve Franklin & Hachigian, LLP      8911 Capital of Texas Highway, Suite
     2700 Via Fortuna, Suite 300                          3350
         Austin, Texas 78746                    Austin, Texas 78759-7247
           (512) 732-8400                            (512) 338-5400
                                 ------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2001

                                8,000,000 Shares

[LOGO OF CHORUM TECHNOLOGIES]


                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $16.00 and $18.00 per share. We have applied to list our common stock on The Nasdaq National Market under the symbol "CHOR."

  The underwriters have an option to purchase a maximum of 1,200,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 7.

                                            Price  Underwriting  Proceeds to
                                              to   Discounts and    Chorum
                                            Public  Commissions  Technologies
                                            ------ ------------- ------------
Per Share..................................  $         $             $
Total...................................... $         $             $

  Delivery of the shares of common stock will be made on or about     , 2001.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

          Banc of America Securities LLC

                    CIBC World Markets

                                                      Thomas Weisel Partners LLC

                  The date of this prospectus is       , 2001.

                                   [ART WORK]

                              [Inside Front Cover]

   The inside front cover page starts with the heading "EMERGING DYNAMIC OPTICAL NETWORKS" Below this heading is the following text: "A new class of ultra-fast and flexible networks are emerging where bandwith is managed and delivered optically, eliminating the costs and bottlenecks of today's electronics-based networks."

   Under the heading and text is a diagram of an emerging dynamic optical network with titles designating the following network segments: ACCESS NETWORKS, METRO NETWORKS, LONG-HAUL NETWORKS, ULTRA LONG-HAUL NETWORKS.

   Below this diagram is the following text: "Chorum Technologies designs, manufactures and markets high-performance fiber optic products for next-generation, ultra-high capacity, dynamic optical networks."

   Below this text, in the bottom left corner, is the trademarked company logo.

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   21
Use of Proceeds.....................   22
Dividend Policy.....................   22
Capitalization......................   23
Dilution............................   24
Selected Consolidated Financial
 Data...............................   25
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   27
Business............................   35
Management..........................   47

                                    Page
                                    ----
Related Party Transactions.........  56
Principal Stockholders.............  57
Description of Capital Stock.......  60
Shares Eligible for Future Sale....  63
United States Federal Tax
 Consequences to Non-United States
 Holders...........................  65
Underwriting.......................  68
Notice to Canadian Residents.......  71
Legal Matters......................  72
Experts............................  72
Where You Can Find More
 Information.......................  72
Index to Consolidated Financial
 Statements........................ F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.


                     Dealer Prospectus Delivery Obligation

   Until     , 2001 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the financial statements and notes, carefully.

                            Chorum Technologies Inc.

   We design, manufacture and market high performance fiber optic products for next-generation, ultra-high capacity, dynamic optical networks. Dynamic optical networks route, switch and process signals optically, rather than electrically. Our products and technologies enable networks that are faster, more flexible and more cost effective than today's networks. We believe that our technology platform, fiber optic design expertise, network architecture knowledge and scalable manufacturing capabilities will enable us to rapidly deliver a new generation of fiber optic products in high volumes. We work closely with our customers during their product development cycles to enable them to deliver higher bandwidth, more flexible and lower cost network systems.

   Over the past decade, the volume of high-speed traffic carried over communication networks has grown dramatically. This growth has been driven principally by increases in the use of the Internet and commercial data networks for more bandwidth-intensive applications, such as e-commerce and on-demand, real-time, multimedia communications and services. Today's networks use only a small fraction of the inherent capacity of an optical fiber and are a hybrid of optical and electrical devices, with virtually all networking functions being performed electrically. These networks are costly and capacity constrained and, as a result, communications service providers are having difficulty keeping pace with the increases in bandwidth demand in a cost-effective manner.

   In order to address the dramatic increases in high-bandwidth traffic, communications service providers are upgrading their existing networks to a new generation of ultra-high capacity, dynamic optical networks that support significantly higher data transmission rates and are able to route, switch, restore and manage bandwidth, all optically. These capabilities are being derived principally from innovations in materials, devices and subsystems. Therefore, network equipment vendors are increasingly relying on suppliers of innovative new products and technologies to deliver critical functions for their next-generation network equipment.

   We are designing products based on technologies we have developed for controlling the polarization of optical signals. An optical signal can be described as an electromagnetic wave. Electromagnetic waves produce electromagnetic energy fields. The orientation of these energy fields is called polarization. By controlling the polarization of the optical signals, we can switch and filter the optical signal, as well as manipulate the characteristics of the optical signal. Our PolarWave family of products includes Optical Slicer filters, DWDM Routers, Optical Processors and Optical Switches. Optical Slicer filters combine and separate hundreds or thousands of high-bandwidth optical channels onto and off of a single fiber, enabling very high capacity optical networks. DWDM Routers are designed to integrate our Optical Slicer filters with other filtering technologies to provide access to individual channels. Optical Processors are designed to dynamically condition the properties of optical signals to allow for more high bandwidth channels to be carried over greater distances. Optical Switches are designed to replace conventional electrical-based switching in optical networks and provide substantially greater bandwidth and flexibility at a lower cost by reducing the frequent optical-to-electrical-to-optical conversions found in networks today. In addition, we have the capability to combine elements of these products into functionally integrated subsystems. All of our revenues for the fiscal year ended September 30, 2000 and the three months ended December 31, 2000 were from the sale of Optical Slicer filters to Nortel Networks. The Optical Slicer filter line of products is commercially available. We have also shipped pre-production or evaluation units to other leading network equipment vendors, including Alcatel USA, Corvis, Fujitsu, Lucent Technologies, Marconi, Pirelli Optical Systems Italia (a subsidiary of Cisco Systems), Qtera (a subsidiary of Nortel Networks), Sycamore Networks and TyCom (US). These entities are under no obligation to purchase additional products from us.

   In order to deliver our products in volume, we are substantially increasing our production capacity. We use advanced information systems, manufacturing process analysis and control and automation to scale our manufacturing. We also use sophisticated design and simulation tools during development that allow us to introduce products that integrate well into our manufacturing processes and can be produced in high volumes. We believe this allows us to move from design to large-scale manufacturing and customer delivery more quickly and cost effectively.

   Our objective is to be a leading provider of advanced fiber optic products for ultra-high capacity, dynamic optical networks. Key elements of our strategy include:

  .  leveraging our technology platform to build a broad product portfolio;

  . expanding our portfolio of technologies focused on next generation network functionality;

  .  expanding manufacturing capacity and improving process efficiencies;

  . working closely with our customers to help them respond to new market opportunities; and

  . pursuing strategic acquisitions to provide complementary technologies and expand the breadth and scale of our product portfolio and manufacturing capabilities.

   We were founded in January 1996 and were incorporated as MacroVision Communications, Inc. in September 1997. Our principal offices are located at 1303 East Arapaho Road, Richardson, Texas 75081 and our telephone number is
(214) 570-3500. Our web site is www.chorumtech.com. The information contained on our web site does not constitute a part of this prospectus.

   Chorum(R), Chorum Technologies(R), the Chorum logo, PolarWave(TM) and Slicer(TM) are our trademarks. We have registered Chorum(R) and Chorum Technologies(R) and we have filed applications to register PolarWave(TM) and Slicer(TM). Trade names, service marks or trademarks of other companies appearing in this prospectus are the property of their respective holders.

                                  The Offering

Common stock offered by us........... 8,000,000 shares

Common stock to be outstanding after
 the offering........................ 69,240,173 shares

Use of proceeds...................... General corporate purposes, capital expenditures and potential acquisitions.
                                      See "Use of Proceeds."

Proposed Nasdaq National Market
 symbol.............................. CHOR

   The table above is based on the number of shares outstanding as of December 31, 2000. This number excludes:

  . 7,505,371 shares of common stock issuable upon exercise of outstanding options as of December 31, 2000 at a weighted average exercise price of $2.92 per share;

  . 6,471,893 shares of common stock available for future issuance under our equity plans as of December 31, 2000; and

  . 414,598 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2000 at a weighted average exercise price of $2.65 per share issued to Comdisco and Imperial Bancorp in connection with equipment financings.

                                  ------------

   Except as otherwise indicated, information in this prospectus assumes:

  . conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering; and

  .  no exercise of the underwriters' over-allotment option.

                                  ------------

                             Summary Financial Data
                     (in thousands, except per share data)

                                                             Three Months
                              Fiscal Years Ended            Ended December
                                 September 30,                   31,
                           ---------------------------     -----------------
                            1998      1999      2000        1999      2000
                           -------  --------  --------     -------  --------
Consolidated Statement of
 Operations Data:
Revenues.................  $   --   $    --   $  3,312     $   --   $  6,053
Gross profit (loss)......      --        --    (10,625)        --     (3,255)
Total operating ex-
 penses..................    2,770    10,914    34,818       4,113    19,180
Loss from operations.....   (2,770)  (10,914)  (45,443)(1)  (4,113)  (22,435)(1)
Net loss.................   (2,672)  (10,357)  (43,765)(1)  (3,770)  (21,174)(1)
                           =======  ========  ========     =======  ========
Basic and diluted net
 loss per share..........  $ (2.77) $  (4.93) $ (14.89)    $ (1.64) $  (5.75)
                           =======  ========  ========     =======  ========
Weighted average shares
 used to compute basic
 and diluted net loss per
 share(2)................      966     2,102     2,938       2,293     3,682
                           =======  ========  ========     =======  ========
Pro forma basic and di-
 luted net loss per share
 (unaudited)(2)..........                     $  (0.87)             $  (0.37)
                                              ========              ========
Weighted average shares
 used to compute pro
 forma basic and diluted
 net loss per share (un-
 audited)(2).............                       50,582                56,769
                                              ========              ========

                                                       As of December 31, 2000
                                                       -----------------------
                                                                  Pro Forma
                                                        Actual  As Adjusted(3)
                                                       -------- --------------
Consolidated Balance Sheet Data:
Cash and cash equivalents............................. $ 91,467   $ 216,547
Working capital.......................................   89,786     214,866
Total assets..........................................  132,214     257,294
Note payable and capital lease obligations, net of
 current portion......................................    7,145       7,145
Total stockholders' equity............................  107,929     233,009

--------------------

(1) In fiscal 2000 and the three months ended December 31, 2000, the loss from operations and net loss include stock compensation expense of approximately $12.4 million and $11.1 million, respectively.

(2) See note 9 of Notes to Consolidated Financial Statements for an explanation of the determination of the weighted average shares used to compute net loss per share. The weighted average shares used to compute pro forma basic and diluted net loss per share assumes the conversion of the convertible preferred stock outstanding into 53,086,959 shares of common stock.
(3) The pro forma as adjusted amounts above give effect to the conversion of our preferred stock into common stock and to the receipt of the estimated net proceeds from our sale of 8,000,000 shares of common stock upon completion of this offering at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts, commissions and offering expenses payable by us.

                                  RISK FACTORS

   This offering and any investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus, including our financial statements and the related notes, before deciding whether to purchase our common stock. Our business, operating results or financial condition could be materially harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment.

                     Risks Related to our Financial Results

We have a history of net losses and expect to continue to incur net losses for the foreseeable future, which may decrease the market price of our common stock.

   We incurred net losses of $21.2 million for the three months ended December 31, 2000, $43.8 million for our fiscal year ended September 30, 2000 and $10.4 million for our fiscal year ended September 30, 1999. As of December 31, 2000, we had an accumulated deficit of $78.0 million. We recognized $6.1 million and $3.3 million in revenues for the three months ended December 31, 2000 and the fiscal year ended September 30, 2000, respectively. All of our product revenues to date have come from sales of our Optical Slicer filter products, and all other products we have shipped have been evaluation units or production units from which we have not recognized any revenues. We have not achieved profitability and we expect to incur net losses for the foreseeable future. To date, we have primarily funded our operations from the sale of equity securities and have not generated cash from operations. We also expect to incur significant product development, manufacturing start-up, sales and marketing and administrative expenses, and, as a result, we will need to significantly increase revenues to achieve profitability. Even if we achieve profitability, given the competition in, and the evolving nature of, the optical networking market, we may not be able to sustain or increase profitability on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to become and remain profitable. However, we cannot be certain that our revenues will grow in the future or that we will ever reach sufficient revenue levels to achieve profitability.

Because of our limited operating history, we may not accurately forecast our revenues or match our expenses to our revenues, which could cause fluctuations in our quarterly operating results and may result in volatility or declines in our stock price.

   As a result of our limited operating history, we may be unable to forecast our revenues accurately. We forecast our revenues based in part on purchase forecasts from our customers. These forecasts are revised periodically. We do not have a long history with which to assess and respond to the accuracy of these forecasts. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we project. Major new product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. Failure to forecast our revenues and adjust our operating expenses to match our revenue levels could cause quarterly fluctuations in our operating results and may result in volatility or a decline in our stock price.

Sales to any single customer may vary significantly from quarter to quarter, which may cause our revenues and net income to fluctuate.

   Customers in our industry tend to order large quantities of products on an irregular basis. Delivery requirements under the agreements with our customers can vary from week to week. This means that customers who account for a significant portion of our revenues in one quarter may not place any orders in succeeding quarters. This ordering pattern may result in significant quarterly fluctuations in our revenues and net income.

   If current customers do not continue to place orders, we may not be able to replace these orders with orders from other customers. None of our current customers have any minimum purchase obligations, and they may reduce the size of their orders or stop placing orders with us at any time, regardless of any forecast they may have previously provided. For example, any downturn in our customers' business could significantly decrease sales of our products to these customers. A significant reduction in sales to these customers could reduce our revenues.

   In addition, we expect to experience seasonality in the sales of our products. Historically, the communications equipment market has higher sales in the fourth quarter of the calendar year, due in part to customers' budgetary cycles. In addition, we expect that sales may decline during summer months, particularly in Europe, which we expect to represent a market for our products in the foreseeable future. These seasonal variations in our sales may lead to fluctuations in our quarterly revenues and results of operations.

We depend on a few key customers and the loss of, or a significant reduction in, sales to these customers could decrease our revenues.

   In the fiscal year ended September 30, 2000 and the three months ended December 31, 2000, sales to Nortel Networks accounted for 100% of our revenues. We anticipate that our results of operations will continue to depend on sales to a relatively small number of customers. Due to the high level of merger and acquisition activity in our customers' industry, one or more of our customers could be acquired, causing a reduction in the number of our customers. For example, one of our customers, Qtera, was acquired by Nortel Networks. The loss of any significant customer or a significant reduction in sales to any of these customers could decrease our revenues.

                Risks Related to the Optical Networking Industry

The optical networking industry is developing, unpredictable and characterized by rapid technological changes and evolving standards. If this industry does not develop and expand as we anticipate, demand for our products may fail to grow or may decline, which would decrease our revenues.

   The optical networking industry is developing and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and continuously evolving industry standards. As a result, it is difficult to predict its potential size and future growth rate. In addition, evolving customer requirements and industry standards are uncertain. Our success depends on the widespread adoption of next- generation optical networks. Communications service providers that have invested substantial resources in their existing optical networks or other systems may be reluctant or slow to develop and deploy next-generation optical networks. Our success in generating revenues in this emerging market will depend on our ability to:

  .  maintain and enhance our relationships with our customers;

  . convince our customers of the benefits of next-generation optical networks; and

  . predict accurately, and develop our products to meet, evolving customer requirements and industry standards.

   If we fail to address changing market conditions, sales of our products may fail to grow or may decline, which would decrease our revenues.

The optical networking equipment industry is experiencing declining average selling prices, which could reduce our revenues and gross margins.

   The optical networking equipment industry is experiencing declining average selling prices as a result of increasing competition and greater unit volumes as communications service providers continue to deploy fiber optic networks. We anticipate that average selling prices will continue to decrease in the future in response to product introductions by competitors, price pressures from significant customers and greater manufacturing efficiencies. These average selling price declines may contribute to a decline in our revenues and gross margins.

If our customers are unsuccessful in building next-generation optical network equipment that is widely deployed by communications service providers, our future product sales and revenues could decline.

   If our customers are not successful in building their optical networking equipment, promoting and selling their products to communications service providers and accomplishing the many other requirements for the success of their businesses, our future product sales and growth will be limited. In addition to the effectiveness of our products, many factors influence the success of our customers, and we do not have control over these factors. If our customers are unsuccessful, our future product sales and revenues could decline.

If the Internet and commercial data networks do not continue to expand and next-generation optical networks are not deployed as rapidly as we anticipate, sales of our products may fail to grow or may decline, and our revenues may decrease.

   Our future success depends on the continued growth of the Internet and commercial data networks for commerce and communications, the continuing increase in the amount of data transmitted over communications networks and the increasing adoption of, and improvements to, optical networks to meet the increased demand for bandwidth. If data networks, including the Internet, do not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to a great degree on the continued growth and upgrading of optical networks. If this growth does not continue, our product sales may fail to grow or may decline and our revenues may decrease.

                         Risks Related to Our Business

We must achieve design wins with potential customers, or we may lose the opportunity for significant sales to these customers for a lengthy period of time, which could reduce our revenues.

   Once an optical network equipment vendor decides to use a particular supplier's product or subsystem, that network equipment vendor will design the product or subsystem into its system, which is known as a design win for the supplier. Suppliers whose products or subsystems are designed into the network equipment vendor's system will generally continue to make sales to that network equipment vendor until the system is redesigned or discontinued. Even then, the network equipment vendor may be reluctant to design new products into its new systems, as doing so could involve significant and costly additional redesign efforts. As a result, if we are unable to secure a design win in a potential customer's particular system, we may be unable to sell our products to that customer for a lengthy period of time. If we are unable to secure a sufficient number of design wins, our revenues could be reduced.

If we are unable to develop and successfully introduce new and enhanced products that meet the needs of our customers in a timely manner, our revenues could decline.

   Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Technological change in the optical networking industry is occurring at a rapid pace. As a result, we expect there to be frequent new product introductions, changes in customer requirements and evolving industry standards. We may not be able to develop new products or enhancements to our existing products in a timely manner, or at all. If we fail to introduce new or enhanced products in a timely manner, our revenues could decline.

Although our research and development organization is currently developing many potential optical networking products, we may not bring all of these products into commercial production. If we do not bring these products into commercial production, our revenues could decline and we may not recover significant research and development expenses.

   Our research and development organization is currently developing many potential optical networking products. Although we have several products in development, we may not bring all of these potential products into commercial production due to:

  .  changes in customer demand;

  .  technological developments that make our products less competitive;

  .  evolving industry standards; or

  .  allocation of our limited resources to other products or technologies.

   If we incur significant expenses developing products that we do not produce commercially, or if we select the wrong products or technologies to bring into commercial production, our revenues could decline and we may not recover significant research and development expenses.

We have limited product offerings, and if demand for these products declines or fails to develop as we expect, our revenues will fail to grow or be reduced.

   During the fiscal year ended September 30, 2000 and the three months ended December 31, 2000, we derived all of our revenues from our PolarWave Optical Slicer filters. We expect that revenues from a limited number of products will continue to account for a substantial portion of our total revenues. Continued and widespread market acceptance of these products is critical to our future success. We cannot be certain that our current products will achieve market acceptance at the rate at which we expect, or at all, which could reduce our revenues.

Unless the optical networking industry accepts our technologies, our revenues may fail to grow or be reduced.

   Many of our current products use polarization-based technology to manipulate optical signals. Our technology is early in its development and there are numerous competing technologies for the optical networking solutions that we provide. It is uncertain whether our current polarization-based technology solutions will continue to be accepted in the industry or with our target customers. Additionally, we may not be able to develop products based on other technologies. If our products and technologies are not rapidly adopted and incorporated into next-generation optical networking systems, our revenues may fail to grow or be reduced.

Competition is intense and will increase, which could reduce our revenues and gross margins, or cause us to lose market share.

   Competition in the optical networking industry is intense. We face competition from public companies, including Avanex, Corning, JDS Uniphase, New Focus and Oplink Communications. In addition, several private companies are developing optical networking technologies and have planned product introductions. Additional new competitors may enter the market, and we are likely to compete with new companies in the future. Certain of our competitors are larger than we are, have longer operating histories and significantly greater financial, technical, marketing and other resources than we have and they may also have a wider range of technologies than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves and longer operating histories, and therefore may be better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. For example, JDS Uniphase acquired E-TEK Dynamics and announced its agreement to acquire SDL. Acquisitions in our industry, particularly acquisitions involving our customers, potential customers or competitors, could significantly impact our business. If customers acquire significant competitors or competitors acquire significant customers, customers may reduce the amount of products they purchase from us. Alternatively, some of our customers or potential customers may spin off new competitor companies in the optical networking products industry. For example, Lucent Technologies announced that it will spin off its microelectronics business, which includes its optoelectronics components and integrated circuits division. These companies may compete more aggressively than their former parent companies due to their greater dependence and focus on our industry. Many of our potential competitors have more established sales and customer support organizations than we do. In addition, many of our competitors have greater name recognition, more extensive customer bases, better developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, competitive pressures may result in price reductions, reduced gross margins, reduced revenues and loss of market share.

The long sales cycles for our products may cause our revenues and results of operations to vary from quarter to quarter, which could cause volatility or a decline in our stock price.

   The timing of our revenues is difficult to predict in part because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped and there are no uncertainties with respect to customer acceptance. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing processes. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of nine months or longer.

   Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to evaluating and confirming that our products meet their exacting specifications. This customer evaluation process determines whether our products meet the customer's quality, performance and reliability standards. If problems with our products are discovered or delays in qualification of our products occur, our customers may eliminate the product from a long-term supply program, which would result in a significant lost revenue opportunity over the term of that program.

   While our customers are evaluating our products and before they place an order with us, we may incur substantial selling, research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead time components, materials or capital equipment prior to receiving an order. After the evaluation process, a potential customer may choose another product developed by a competitor or may not order our products because of many factors, including the failure of a customer to win a network equipment contract with its own customer. Because of the evolving nature of the optical networking industry, we cannot predict the length of these sales and development cycles. As a result, these long sales cycles may cause our revenues and results of operations to vary significantly and unexpectedly from quarter to quarter, which could cause volatility or a decline in our stock price.

We must expand our research and development organization or our revenues may fail to grow or decline.

   We will need to grow our research and development organization to continue to develop new and enhanced optical networking products. Competition for research and development personnel is intense, and we might not be able to hire a sufficient number of qualified individuals. If we are unable to expand our research and development organization adequately, we may not be able to continue to improve our existing products or develop new products, which could reduce our revenues.

We must expand our sales organization in order to increase market awareness and sales of our products or our revenues may fail to grow or decline.

   The sale of our products requires long and involved sales efforts targeted at several key departments within our prospective customers' organizations. Sales of our products require the prolonged efforts of executive personnel and specialized systems and applications engineers working together with a small number of dedicated salespersons. We will need to grow our sales force in order to increase market awareness and sales of our products. Competition for these individuals is intense, and we might not be able to hire a sufficient number of qualified sales personnel and applications engineers. If we are unable to expand our sales operations, we may not be able to increase market awareness or sales of our products, which could reduce our revenues.

Our products are deployed in large and complex systems and may contain defects that are not detected until after our products have been installed, which could damage our reputation, cause us to lose customers and reduce our revenues and gross margins.

   Our products are designed for large and complex optical networks. Therefore, they can only be fully tested for reliability when deployed in networks for long periods of time. Our products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

  .  loss of customers;

  .  damage to our brand reputation;

  .  inability to attract new customers or achieve market acceptance;

  .  diversion of development and engineering resources; and

  .  legal actions by our customers.

   The occurrence of any one or more of these factors could reduce our revenues and gross margins.

Any acquisitions that we make could dilute our stockholders' ownership, increase our operating costs or reduce our gross and net margins.

   We anticipate that in the future, as part of our business strategy, we will make strategic acquisitions of complementary companies, products or technologies. In the event of any future acquisitions, we could issue stock that would dilute our current stockholders' percentage ownership. In addition, in connection with an acquisition, we may incur debt, assume liabilities or incur expenses related to in-process research and development, amortization of goodwill and other intangible assets, which could increase our operating costs or reduce our gross and net margins.

If we fail to integrate successfully any future acquisitions into our organization, our operating expenses could increase and our gross and net margins could decline.

   Future acquisitions also involve numerous risks regarding the integration of any acquired business into our organization, including:

  .  problems combining the acquired operations, technologies or products;

  .  unanticipated costs or liabilities;

  .  diversion of management's attention from our core business;

  .  integration of new manufacturing operations;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which we have limited, or no, prior experience;

  . potential loss of key employees, particularly those of the acquired organizations; and

  . political and integration risks associated with acquiring foreign businesses.

   We cannot be certain that we will be able to integrate successfully any businesses, products, technologies or personnel that we might acquire in the future, and this may increase our operating expenses and reduce our gross and net margins.

We depend on key personnel to manage our business effectively in a rapidly changing market, and if we are unable to hire additional qualified personnel or retain existing personnel, our revenues and results of operations could be reduced.

   Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term and these individuals may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees. Furthermore, in order to implement our business plan, we must hire a significant number of additional employees, particularly engineering, research and development, sales and manufacturing personnel. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could reduce our revenues and results of operations.

If we fail to grow or fail to manage our growth effectively, our revenues could fail to grow or be reduced.

   Our ability to offer our products and implement our business plan successfully in a rapidly evolving market requires an effective planning and management process. We continue to expand the scope of our operations and have increased the number of our employees substantially in the past year. On December 31, 1999, we had a total of 115 employees, and on December 31, 2000, we had a total of 676 employees. In addition, we plan to hire a significant number of employees over the next few quarters. In September 2000, we entered into leases for approximately 109,000 additional square feet of space in Richardson, Texas to facilitate our anticipated growth over the next twelve months. We expect to outgrow our current facilities in Richardson, Texas and we will need to locate and obtain additional space. The commercial real estate market in the Dallas/Fort Worth metro area is competitive and we may not be able to obtain additional needed space on reasonable terms, or at all. Our failure to obtain additional space could adversely affect our ability to expand our business and operations and increase our revenues. The increase in employees and the growth in our operations have placed, and will continue to place, a significant strain on our management systems and resources. We must also successfully manage and coordinate multiple manufacturing facilities at different sites. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force. The failure to effectively manage our growth could adversely affect our ability to manufacture and sell our products and our revenues could fail to grow or be reduced.

We face risks associated with international sales that could reduce our revenue growth or increase our operating expenses

   We have not recognized revenues from sales of our products outside of the United States and Canada. We plan to increase our international sales activities. Our international sales will be limited if we cannot establish relationships with international distributors, establish foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers.

Even if we are able to develop international operations successfully, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to the following risks:

  . greater difficulty in accounts receivable collection and longer collection periods;

  .  difficulties and costs of staffing and managing foreign operations;

  .  the impact of weakened economies outside the United States;

  .  unexpected changes in regulatory requirements;

  . sudden and unexpected reductions in demand in particular countries in response to exchange rate fluctuations;

  .  certification requirements;

  .  reduced protection for intellectual property rights in some countries;

  .  potentially adverse tax consequences; and

  .  political and economic instability.

   Although we expect the substantial majority of our international revenues and expenses to be denominated in U.S. dollars, a portion of our international revenues and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities to reduce these risks.

We may be unable to grow our business and increase our revenues if additional capital is unavailable.

   We have accelerated the expansion of our manufacturing capacity and our capital expenditures in connection with this expansion, which has increased our need for working capital. We believe that the anticipated net proceeds of this offering, together with our existing cash balances, will be sufficient to meet our capital requirements at least through the next 12 months. However, the development and marketing of new and enhanced products and the expansion of our manufacturing facilities and the associated personnel and capital expenditures will require a significant commitment of resources. As a result, we may need to raise substantial additional capital. If we must raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot raise funds on acceptable terms, we may not be able to further expand our manufacturing capacity, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

                  Risks Related to Manufacturing Our Products

If we are unable to expand our manufacturing capacity in a timely manner, or if we do not accurately project demand, we will have excess capacity or insufficient capacity, which could reduce our revenues or increase our operating expenses.

   We currently manufacture substantially all of our products in our facilities located in Richardson, Texas. In anticipation of our future growth, we are substantially expanding our manufacturing capacity. We have limited experience in rapidly increasing our manufacturing capacity or in manufacturing products at high volumes. We will be required to hire, train and manage significant numbers of additional manufacturing personnel in order to increase our production capacity. There are numerous risks associated with rapidly increasing capacity, including:

  .  the inability to procure and install the necessary equipment;

  .  lack of availability of manufacturing personnel;

  .  difficulties in achieving adequate yields from new manufacturing lines;
     and

  .  the inability to match future order volumes with capacity.

   If we are unable to expand our manufacturing capacity in a timely manner or if we do not accurately project demand, we will have excess capacity or insufficient capacity, which could reduce our revenues or increase our operating expenses.

   Our planned manufacturing expansion and related capital expenditures are being made in anticipation of a level of customer orders that may not be realized or, if realized, may not be sustained over multiple quarters. If we do not achieve and sustain anticipated levels of customer orders and we fail to reduce our operating expenses accordingly, our gross margins and results of operations may decline.

If our manufacturing yields are lower than expected, our ability to ship products to our customers could be delayed and our revenues and gross margins may be reduced.

   The manufacture of our products involves complex processes. We have invested, and expect to continue to invest, heavily in manufacturing capacity in anticipation of future revenue growth. The costs associated with this manufacturing overhead are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. We cannot be certain that we will achieve or sustain acceptable production yields in the future. In addition, changes in our manufacturing processes or those of our suppliers, or the use of defective components or materials, could significantly reduce our manufacturing yields and product reliability. Lower than expected production yields could delay product shipments and impair our gross margins.

   In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow us to cost-effectively meet our production goals so that we maintain acceptable gross margins while meeting the price targets of our customers. We will need to continue to develop new manufacturing processes and techniques to increase our gross margins. We may not achieve production quantities or manufacturing cost levels that will satisfy customer demands.

   Because we plan to introduce new products and product enhancements regularly, we must effectively transfer production information from our product development organization to our manufacturing group and coordinate our efforts with those of our suppliers to rapidly achieve volume production. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed and our revenues and gross margins may be reduced.

We depend on single or limited source suppliers for some of the key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could reduce our revenues and margins.

   We typically purchase our components and materials through purchase orders, and in general we do not have guaranteed supply arrangements with any of our suppliers. We currently purchase several key components and materials used in the manufacture of our products from single or limited source suppliers. If our supply for key components or materials were disrupted, our ability to deliver our products to our customers could be severely impaired. If any of our single or limited source suppliers experience capacity constraints, financial difficulties, work stoppages, or any other reduction or disruption in output, they may not be able to meet our supply schedules or we may need to make advance payments against future orders in order to secure supply. Alternate suppliers may not be available to us in a timely manner, with acceptable pricing terms, or at all, and delays in arranging alternative sources of supply may cause us difficulties or delays in manufacturing our products. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders and eliminate our products from their network systems.

   Additionally, our suppliers may:

  .  enter into exclusive arrangements with our competitors;

  .  be acquired and stop or reduce sales to us;

  . stop selling their products or components to us at commercially reasonable prices or at any price; or

  . be unable to obtain, or have difficulty obtaining, components for their products from their suppliers.

   If we are unable to obtain products in a timely manner at acceptable prices from our suppliers, our revenues and margins could be reduced.

If any of our suppliers are unable to deliver sufficient quantities and qualities of materials or subcomponents to us in a timely manner, we could incur additional costs, or experience manufacturing delays, and our revenues and margins could be reduced.

   Because many of our suppliers are small, they may not be able to increase their scale of production to meet our needs. These small companies may not have the financial resources to deliver sufficient quantities of materials or subcomponents to meet our future needs or to institute the rigorous quality control measures necessary for our products. Therefore, it may be necessary for us to make significant capital equipment investments in our suppliers to enable additional production. We cannot be certain that these investments will enable us to increase supply and we could lose all or part of our investment. These investments may also result in additional expenses and diversion of management's attention from our core business.

   Additionally, some of our suppliers are located outside of the United States. Currency exchange rate fluctuations, political and economic instability, unexpected regulatory changes, transportation delays and forces of nature could impact the pricing, general availability and timely delivery of materials or subcomponents from our foreign suppliers. Any interruption in our supply of key materials or subcomponents could reduce our revenues and margins.

Some of our competitors are also our suppliers and, if our supply relationship with them deteriorates, it could reduce our gross margins.

   Some of our component and material suppliers are both our primary source for those components and materials and major competitors in the market for optical networking equipment. For example, a subsidiary of JDS Uniphase supplies a significant portion of an important raw material used in some of our products. We have a supply agreement obligating this subsidiary to continue to supply us with this raw material on a purchase order basis, but either party for any reason can terminate this supply agreement on 180 days notice. Our gross margins could be reduced if these supply relationships were to deteriorate or end.

Some of the optical components, raw materials and capital equipment used by us are in short supply, and our inability to secure adequate materials and capital equipment could impair our ability to manufacture and deliver our products and reduce our revenues.

   Due to rapidly increasing demands, there is currently an industry-wide shortage of some optical components, raw materials and capital equipment that we use in our products and to manufacture our products. For some of these components, raw materials and capital equipment, there can be waiting periods of six months or more between placement of an order and delivery. In the case of some optical components, raw materials and capital equipment that are in short supply, suppliers have imposed strict allocations limiting the quantities of these components, materials and capital equipment that they will supply to a given customer in a specified time period. These suppliers may choose to increase prices, require advance payment to secure supply or increase allocations to larger, more established companies, which could increase our costs or reduce our allocations, impair our ability to manufacture and deliver our products and reduce our revenues.

Unless we can deliver sufficient quantities of our products to attract and retain major customers, our revenues could be reduced.

   Communications service providers and network equipment vendors typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we may lose the order and the opportunity for significant sales to that customer for an extended period of time. As we begin to increase our manufacturing capacity, we anticipate receiving orders for significant quantities of products. We will be unable to fulfill multiple large orders simultaneously if we do not develop sufficient manufacturing capacity required to produce significant quantities of our products, which could reduce our revenues.

If we fail to forecast component, material and capital equipment requirements accurately for our manufacturing facilities, we could incur additional costs or experience manufacturing delays and our revenues and gross margins could be reduced.

   We use rolling forecasts based on anticipated product orders to determine our component, material and capital equipment requirements. It is important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components, materials and capital equipment. Lead times for components, materials and capital equipment that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components, materials or capital equipment at a given time. For substantial increases in production levels, some suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component, material or capital equipment requirements, we may have inadequate inventory or equipment necessary for production, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would reduce our revenues and gross margins.

We rely on outsourced manufacturers to perform material processing and produce some of our optical subassemblies and our ability to manufacture and generate revenues from the sale of our products would be harmed if they were unable to meet our increased demand or were to stop meeting our manufacturing requirements.

   We rely on outsourced manufacturers to perform material processing and produce some optical subassemblies used in our products. If for any reason, these suppliers were to stop satisfying our requirements without providing sufficient warning, we may be unable to secure an alternative source in a timely manner and our ability to manufacture and generate revenues from the sale of our products would be harmed. We generally do not have long-term contracts with our outsourced suppliers. As a result, our suppliers are not required to supply products or services to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a purchase order.

Our manufacturing lines must be qualified by our customers for volume shipments, and our revenues could be reduced if we are not able to obtain or maintain such customer qualification.

   Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. This customer qualification process determines whether our manufacturing lines meet the customers' quality, performance and reliability standards. Customers have and may continue to require that we become registered under international quality standards, such as ISO 9001. Although we are currently working toward such certification, we are not yet certified under ISO 9001. If there are substantial delays in qualification of our manufacturing lines, our customers may not purchase our products, which could reduce our revenues.

                   Risks Related to Our Intellectual Property

We may become involved in costly and time-consuming litigation that may substantially increase our operating costs and reduce our margins.

   We may from time to time become involved in various lawsuits and legal proceedings. We intend to protect our intellectual property aggressively and from time to time we may file lawsuits against parties that we believe are infringing our intellectual property rights. Currently, we have filed patent infringement lawsuits against Oplink Communications and E-TEK Dynamics (which was acquired by JDS Uniphase). We may file similar actions against additional companies. Even if we obtain a favorable result, any litigation which we initiate, or to which we are subject, could result in significant expenses being incurred by us, require significant involvement of our senior management, may divert management's attention from our business and operations and could subject us to counterclaims. Litigation is subject to inherent uncertainties, and adverse results may increase our operating costs and reduce our margins. For more information about current legal proceedings, see "Business--Legal Proceedings."

We may become involved in intellectual property disputes and litigation which could subject us to significant liability, divert time and attention of our management and prevent us from selling our products, which could reduce our revenues or increase our operating expenses.

   It is possible, based in part on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to the technologies or processes used in our products. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. In addition, we may have failed to discover existing domestic or international patents that could apply to our product design or manufacturing process. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. If we are unsuccessful in defending a lawsuit, we could be forced to do one or more of the following, any of which could reduce our revenues or increase our operating expenses:

  . stop selling, incorporating or using our products that use the disputed intellectual property;

  . obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

  .  redesign our products that use the disputed intellectual property.

We may not be able to protect our proprietary technology, which would limit our ability to use our proprietary technology to generate revenues.

   We regard substantial elements of our technology as proprietary and attempt to protect them by relying on patent, trademark, service mark, copyright and trade secret laws. We cannot be certain that our pending patent applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around patents that may be issued to us. Additionally, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Such misappropriations could reduce our ability to generate revenues. For a more detailed discussion about our intellectual property, see "Business-- Intellectual Property."

   We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners. The steps we take to protect our intellectual property may be inadequate, time-consuming and expensive.

                         Risks Related to This Offering

There has been no prior market for our common stock. An active public market for our securities may not develop or be sustained, which could make it more difficult for investors to sell our stock.

   Prior to this offering, there was no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering, and the market price for our stock might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade in the open market after this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

We expect to experience volatility in our share price, and investors may not be able to resell shares of our common stock at or above the initial public offering price.

   After completion of this offering, the market price of our common stock may vary significantly from the initial public offering price. An investor in shares of our common stock may not be able to resell those shares at or above the initial public offering price. Our common stock price may fluctuate significantly in the future due to:

  . any deviations in our revenues, gross margins or net losses from levels expected by securities analysts;

  .  changes in financial estimates by securities analysts;

  .  changes in market valuations of other optical networking companies; and

  .  our future sales of common stock or other securities.

   In addition, The Nasdaq National Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance.

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in our corporate control and cause our stock price to decline.

   Upon completion of this offering and assuming no exercise of the underwriters' over-allotment option, our executive officers, directors and principal stockholders who hold 5% or more of the outstanding common stock and their affiliates will beneficially own, in the aggregate, approximately 52.6% of our outstanding common stock based on shares outstanding as of December 31, 2000. As a result, these stockholders will be able to continue to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us and cause our stock price to decline. For a full presentation of the equity ownership of these stockholders, see "Principal Stockholders."

Provisions of our charter documents, Delaware law and certain agreements with our officers may have anti-takeover effects that could discourage or prevent a change in control, which may suppress our stock price or cause it to decline.

   Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that our common stockholders may consider favorable. These provisions include:

  . authorizing our board of directors to issue preferred stock without stockholder approval;

  . providing for a classified board of directors with staggered, three-year terms;

  .  prohibiting cumulative voting in the election of directors;

  . requiring super-majority voting to effect significant amendments to our certificate of incorporation and bylaws;

  .  eliminating the ability of stockholders to call special meetings;

  .  prohibiting stockholder actions by written consent; and

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Certificate of Incorporation and Bylaw Provisions." In addition, we have agreements with our officers that have change of control provisions, which may discourage, delay or prevent someone from acquiring or merging with us. For more information about these agreements, see "Management-- Employment, Severance and Change of Control Arrangements."

There may be sales of a substantial amount of our common stock after this offering that could cause our stock price to fall.

   Our current stockholders hold a substantial number of shares, which they
will be able to sell in the public market beginning       , 2001. Sales of a
substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. Substantially all of our stockholders have entered into the lock-up agreement described in "Underwriting." Some of our current stockholders have "demand" and/or "piggyback" registration rights in connection with future offerings of our common stock. Demand rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. Piggyback rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement. Substanitally all of the holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the consent of Credit Suisse First Boston Corporation. If a substantial amount of our common stock is sold after this offering, our stock price could decline.

   Investors should read "Shares Eligible for Future Sale" for a discussion of the shares that may be sold in the public market in the future.

Investors will experience immediate dilution since the initial public offering price is substantially higher than the book value per share of our outstanding common stock after the offering.

   The initial public offering price of our common stock is substantially higher than the book value per share of our outstanding common stock upon completion of the initial public offering. Accordingly, an investor in our common stock in this offering will have immediate dilution of approximately $13.63 in the book value per share of our common stock from the initial public offering price paid for our common stock. See "Dilution."

We may be at risk of securities class action litigation due to the potential volatility of our common stock price.

   In the past, securities class action litigation has often been brought against companies after periods of volatility in the market price of their securities. Securities litigation could result in substantial costs and divert management attention from our business, which could adversely affect our business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology, for instance: may, will, should, expect, plan, anticipate, believe, estimate, predict, potential or continue, the negative of these terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following:

  .  anticipated development and release of new products;

  .  anticipated sources of future revenues;

  .  anticipated expansion of our manufacturing capacity;

  . anticipated expenditures for research and development and selling, general and administrative expenses; and

  .  the adequacy of our capital resources to fund our future operations.

These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the "Risk Factors" section.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the 8,000,000 shares of common stock we are offering are estimated to be $125.0 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $144.0 million.

   We expect to use the net proceeds for general corporate purposes and approximately $30.0 million of capital expenditures over the next 12 months, primarily for the purchase of manufacturing and testing equipment. A portion of the net proceeds may also be used for the expansion of our operations and manufacturing capacity and the acquisition of businesses, products and technologies that are complementary to ours. Pending these uses, we will invest the net proceeds of this offering in short-term, investment grade and interest-bearing securities.

                                DIVIDEND POLICY

   We have not paid any cash dividends since inception and do not currently intend to pay any cash dividends.

                                 CAPITALIZATION

   The table below sets forth the following information as of December 31, 2000:

  .  our actual capitalization; and

  . our pro forma as adjusted capitalization after giving effect to the conversion of all outstanding shares of preferred stock into 53,086,959 shares of common stock and the receipt of the estimated net proceeds from our sale of 8,000,000 shares of common stock in this offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, the filing of an amended and restated certificate of incorporation and the application of our proceeds from this offering.

   You should read this table in conjunction with our financial statements and the accompanying notes to our financial statements, Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

                                                           As of December 31,
                                                                  2000
                                                          ---------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands,
                                                           except share data)

Cash and cash equivalents................................ $ 91,467   $ 216,547
                                                          ========   =========
Note payable and capital lease obligations, net of
 current portion......................................... $  7,145   $   7,145
Stockholders' equity:
  Series A through E convertible preferred stock: $.0001
   par value; 54,882,769 shares authorized, 53,638,736
   shares issued and 53,086,959 outstanding, actual;
   50,000,000 authorized, none issued and outstanding,
   pro forma as adjusted.................................  158,852         --
  Common stock: $.0001 par value; 100,000,000 shares
   authorized, 8,737,809 shares issued and 8,153,214
   outstanding, actual; 1,000,000,000 shares authorized,
   70,376,545  shares issued and 69,240,173 outstanding,
   pro forma as adjusted ................................        1           7
Additional paid-in capital...............................   91,233     375,159
Deferred compensation....................................  (63,973)    (63,973)
Note receivable from stockholder.........................      (91)        (91)
Accumulated deficit......................................  (78,006)    (78,006)
Treasury stock, at cost, 584,595 shares of common stock
 and 551,777 shares of Series A convertible preferred
 stock, actual; 1,136,372 shares of common stock, pro
 forma as adjusted.......................................      (87)        (87)
                                                          --------   ---------
  Total stockholders' equity.............................  107,929     233,009
                                                          --------   ---------
    Total capitalization................................. $115,074   $ 240,154
                                                          ========   =========

   This table excludes the following shares:

  . 7,505,371 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2000 at a weighted average exercise price of $2.92 per share;

  . 6,471,893 shares of common stock available for issuance under our equity plans; and

  . 414,598 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $2.65 per share to Comdisco and Imperial Bancorp in connection with equipment financings.

   See "Management--Equity Plans" and note 8 of Notes to Consolidated Financial Statements for a description of our equity plans.

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 2000 was $108 million, or approximately $1.76 per share. Net tangible book value per share represents the amount of stockholders' equity, less intangible assets, divided by 61,240,173 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

   Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2000 would have been $233 million or $3.37 per share. This represents an immediate increase in net tangible book value of $1.61 per share to existing stockholders and an immediate dilution in net tangible book value of $13.63 per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share...................       $17.00
 Pro forma net tangible book value per share as of December 31,
  2000............................................................ $1.76
 Increase per share attributable to new investors.................  1.61
                                                                   -----
Pro forma net tangible book value per share after the offering....         3.37
                                                                         ------
Dilution per share to new investors...............................       $13.63
                                                                         ======

   The following table presents on a pro forma basis as of December 31, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 61,240,173   88.4% $160,695,569   54.2%    $ 2.62
New stockholders..........  8,000,000   11.6   136,000,000   45.8     $17.00
                           ----------  -----  ------------  -----
  Totals.................. 69,240,173  100.0% $296,695,569  100.0%
                           ==========  =====  ============  =====

   As of December 31, 2000, there were options outstanding to purchase a total of 7,505,371 shares of common stock at a weighted average exercise price of $2.92 per share. In addition, as of December 31, 2000, there were warrants outstanding to purchase 414,598 shares of common stock at a weighted average exercise price of $2.65 per share issued to Comdisco and Imperial Bancorp in connection with equipment financings. If all options and warrants outstanding on December 31, 2000 were exercised, new investors would experience additional dilution of $0.05 per share. Additionally, upon completion of the offering if all options and warrants outstanding on December 31, 2000 were exercised:

  . Existing stockholders (including holders of options and warrants outstanding on December 31, 2000) would hold 69,160,142 shares or 89.6% of our outstanding common stock after completion of this offering purchased for a total consideration of $183,709,937 or 57.5% of the total consideration paid by all existing investors and investors in this offering; and

  . New stockholders would hold 8,000,000 shares or 10.4% of our outstanding common stock after completion of this offering purchased for a total consideration of $136,000,000 or 42.5% of the total consideration paid by all existing investors and investors in this offering.

For a description of our equity plans, please see "Management--Equity Plans" and note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected financial data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the fiscal years ended September 30, 1998, 1999 and 2000 and the three months ended December 31, 2000 and the balance sheet data as of September 30, 1999 and 2000 and December 31, 2000 are derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of September 30, 1998 are derived from our audited consolidated financial statements not included herein. The statement of operations data for the period from January 1, 1996 (inception) to September 30, 1996, the fiscal year ended September 30, 1997 and the three months ended December 31, 1999 have been derived from our unaudited financial statements, not included in this prospectus. The unaudited quarterly operations data has been prepared on substantially the same basis as the audited financial statements and includes all normal recurring adjustments that are necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of the operating results to be expected in the future.

                                                                                    Three Months
                                                                                       Ended
                          January 1, 1996   Fiscal Years Ended September 30,        December 31,
                           (inception) to   ------------------------------------  -----------------
                         September 30, 1996  1997     1998      1999      2000     1999      2000
                         ------------------ ------  --------  --------  --------  -------  --------
                                         (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues................       $ --         $  --   $    --   $    --   $  3,312  $   --   $  6,053
Cost of revenues*.......         --            --        --        --     13,937      --      9,308
                               -----        ------  --------  --------  --------  -------  --------
Gross profit (loss).....         --            --        --        --    (10,625)     --     (3,255)
Operating expenses:
 Research and
  development...........         142           220     1,328     7,999    16,569    2,356     6,825
 Selling, general and
  administrative........          78           152     1,442     2,915     7,579    1,119     3,096
 Stock compensation
  expense*..............         --            --        --        --     10,670      638     9,259
                               -----        ------  --------  --------  --------  -------  --------
 Total operating
  expenses..............         220           372     2,770    10,914    34,818    4,113    19,180
                               -----        ------  --------  --------  --------  -------  --------
Loss from operations....        (220)         (372)   (2,770)  (10,914)  (45,443)  (4,113)  (22,435)
Total other income
 (expense)..............           8            (1)       97       557     1,678      343     1,261
                               -----        ------  --------  --------  --------  -------  --------
Net loss................       $(212)       $ (373) $ (2,673) $(10,357) $(43,765) $(3,770) $(21,174)
                               =====        ======  ========  ========  ========  =======  ========
Basic and diluted net
 loss per share.........       $ --         $(0.49) $  (2.77) $  (4.93) $ (14.89) $ (1.64) $  (5.75)
                               =====        ======  ========  ========  ========  =======  ========
Weighted average shares
 used to compute basic
 and diluted net loss
 per share (1)..........         --            767       966     2,102     2,938    2,293     3,682
                               =====        ======  ========  ========  ========  =======  ========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                                $  (0.87)          $  (0.37)
                                                                        ========           ========
Weighted average shares
 used to compute pro
 forma basic and diluted
 net loss per share
 (unaudited)(1).........                                                  50,582             56,769
                                                                        ========           ========
*Allocation of stock
 compensation expense:
 Cost of revenues.......                                                $  1,703  $   --   $  1,844
                                                                        ========  =======  ========
 Research and
  development...........                                                $  3,807  $   286  $  3,401
 Selling, general and
  administrative........                                                   6,863      352     5,858
                                                                        --------  -------  --------
   Total................                                                $ 10,670  $   638  $  9,259
                                                                        ========  =======  ========

                                                                     As of
                                            As of September 30,   December 31,
                                          ----------------------- ------------
                                           1998   1999     2000       2000
                                          ------ ------- -------- ------------
                                                     (in thousands)
Balance Sheet Data:
Cash and cash equivalents................ $4,225 $12,345 $114,586   $ 91,467
Working capital..........................  3,927  10,227  107,851     89,786
Total assets.............................  5,432  17,215  137,125    132,214
Note payable and capital lease
 obligations, net of current portion.....    693   3,211    7,949      7,145
Total stockholders' equity...............  4,228  11,237  116,776    107,929

---------------------

(1) See note 9 of Notes to the Consolidated Financial Statements for an explanation of the determination of the weighted average shares used to compute net loss per share. The weighted average shares used to compute pro forma basic and diluted net loss per share assumes the conversion of the convertible preferred stock outstanding into 53,086,959 shares of common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements and the notes to those statements that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

   We design, manufacture and market high performance fiber optic products, under the PolarWave brand, for next-generation, ultra-high capacity, dynamic optical networks. We were founded in January 1996 and initially performed research and development work relating to advanced fiber optic technologies for various government agencies. In 1998, we began development of our fiber optic products for commercial applications. We began commercial production of our first product in the second quarter of fiscal 2000 and first recognized revenue from sales of this product in the fourth quarter of fiscal 2000. The financial results are reported on a fiscal year basis ending on September 30.

   The optical networking industry is rapidly changing and the volume and timing of orders are difficult to predict. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing processes. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of nine months or longer.

   Our products include Optical Slicer filters, DWDM Routers, Optical Processors and Optical Switches. We market and sell our products worldwide through our direct sales force and we have received orders from and shipped prototype and commercial production products to several customers.

   We recognize revenue when we ship products to our customers and there are no uncertainties with respect to customer acceptance. We accrue for estimated warranty costs and estimated returns at the time the related revenue is recognized. Through December 31, 2000, all revenue recognized was from the sale of our Optical Slicer filter products to Nortel Networks.

   We are engaged in continuing efforts to expand our manufacturing capacity through the leasing of additional manufacturing facilities. Currently, we perform manufacturing, final assembly, testing, quality assurance, engineering, documentation control and repairs of our products at our Richardson facilities, which occupied approximately 88,000 square feet as of December 31, 2000. As of December 31, 2000, we had signed lease agreements to occupy an additional 109,000 square feet of space adjacent to our existing facilities, which will be used primarily to expand our manufacturing capacity.

   We believe we will have an opportunity to expand our operations through strategic acquisitions. We intend to pursue strategic acquisitions that will provide us with complementary technologies, strategic products and qualified engineering and operating personnel to expand the breadth and scale of our product portfolio. In January 2001, we acquired a small company based in Richardson, Texas that manufactures liquid crystal materials used in our products. We also acquired another small company based in China in December 2000 that provides raw materials used in our products.

   Our cost of revenues consists primarily of direct materials, labor and manufacturing overhead associated with products sold and production start up costs. As we expand our manufacturing capacity to meet demand and introduce new products, we expect our cost of revenues to increase in absolute dollars.

   Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and outside service providers, materials costs and other expenses related to the design, development, testing and enhancement of our fiber optic products. We expense our research and development costs as they are incurred. We have provided research and development services under contracts with agencies of the United States government and the amounts received from these contracts have been reflected as a reduction of research and development expenses. The last of these government contracts expired in June 2000 and we do not anticipate entering into similar contracts in the future. We believe that research and development is critical to strategic product development and expect to continue to devote substantial resources to product research and development. We expect our research and development expenses to continue to increase in absolute dollars.

   Selling, general and administrative expenses include salaries, benefits, commissions, product promotion and administrative expenses. We expect these expenses to increase as we continue to add personnel, expand operations, initiate new marketing plans and incur additional costs related to the growth of our business.

   In connection with the grant of stock options to our employees, we recorded deferred compensation of approximately $62.0 million for fiscal 2000 and $25.1 million for the three months ended December 31, 2000, representing the difference between the deemed fair value of the common stock and the exercise price of these options at the date of grant. These amounts are being amortized as charges to operations, using the graded method, over the vesting period of the individual stock options, which is generally four years.

   Total other income (expense) consists primarily of interest earned on our cash and cash equivalents, partially offset by interest expense associated with our lease financing arrangements.

   We have not been profitable in any quarter since our inception and we have only recently begun to recognize revenues. As of December 31, 2000, we had an accumulated deficit of $78.0 million. These losses have resulted primarily from developing our products, increasing manufacturing capacity, promoting our brand, developing our sales channels, establishing our management team and amortizing deferred stock compensation.

   In December 2000, we reorganized our operations into a holding company structure to better position us for future growth. The reorganization was effected by forming a new holding company to hold all of the outstanding stock of our former operating company through two intermediate wholly owned subsidiaries. Thereafter, the previous operating entity was converted into a limited partnership. As a result, all of our operating assets are now held by a wholly owned limited partnership. We are offering shares of the holding company, Chorum Technologies Inc. in this offering. We believe the holding company structure provides us greater flexibility to structure acquisitions and joint ventures and to pursue other business strategies. Although the holding company structure provides greater flexibility, additional management time and expense will be required to operate under this new holding company structure.

   The reorganization does not affect our consolidated financial statements or consolidated results of operations in that no changes in the ultimate ownership has occurred and therefore all of the assets, liabilities and operations are still included in the consolidated financial statements.

Results of Operations

Three Month Periods Ended December 31, 2000 and December 31, 1999

 Revenues and Cost of Revenues

   We had no product revenues or related product cost of revenues prior to July 2000. We recognized revenue of $6.1 million for the three months ended December 31, 2000, relating to shipments of Optical Slicer filters to Nortel Networks.

   Cost of revenues were $9.3 million for the three months ended December 31, 2000, which included amortization of deferred compensation of $1.8 million. The cost of revenues for the three months ended December 31, 2000 was primarily associated with an increase in the number of manufacturing personnel from

61 as of December 31, 1999 to 486 as of December 31, 2000. The increase in manufacturing personnel occurred as a result of the commencement of commercial production of our Optical Slicer filter product, which occurred in the second quarter of fiscal 2000. In addition, our cost of revenues has increased as we have hired manufacturing personnel in the third and fourth quarters of fiscal 2000 and in the three months ended December 31, 2000 in advance of manufacturing requirements in order to train these employees prior to such production increases.

 Operating Expenses

   Research and Development. Research and development expense increased from $2.4 million for the three months ended December 31, 1999 to $6.8 million for the three months ended December 31, 2000. The increase in research and development expense was primarily attributable to personnel and payroll related expenses resulting from an increase in the number of research and development personnel from 34 as of December 31, 1999 to 145 as of December 31, 2000.

   We were previously awarded contracts from agencies of the United States government to provide research and development services. We received $304,000 in the three months ended December 31, 1999, under the contractual terms of these arrangements. These amounts have been reflected as a reduction of research and development expenses. We have not entered into any research and development contracts since the completion of the last government contract in June 2000 and do not anticipate similar contracts in the future.

   Selling, General and Administrative. Selling, general and administrative expense increased from $1.1 million in the three months ended December 31, 1999 to $3.1 million in the three months ended December 31, 2000. The increase was primarily attributable to an increase in personnel in sales, marketing, human resources, finance and administration functions from 20 as of December 31, 1999 to 44 as of December 31, 2000.

   Stock Compensation Expense. In connection with the grant of stock options to our employees, we have recorded cumulative deferred compensation of approximately $5.2 million through December 31, 1999 and $87.1 million through December 31, 2000. The deferred compensation represents the difference between the deemed fair value of the common stock and the exercise price of these options at the date of grant. These amounts are being amortized as charges to operations, using the graded method, over the vesting period of the individual stock options, generally four years. We recorded expense associated with the amortization of deferred compensation of $638,000 for the three months ended December 31, 1999, which was allocated $352,000 to selling, general and administrative expense and $286,000 to research and development expense. We recorded amortization of deferred compensation of $11.1 million for the three months ended December 31, 2000, which was allocated $5.9 million to selling, general and administrative expense, $3.4 million to research and development expense and $1.8 million to cost of revenues.

 Total Other Income (Expense)

   Total other income (expense), which consists principally of interest income and interest expense, increased from $343,000 for the three months ended December 31, 1999 to $1.3 million for the three months ended December 31, 2000. Interest income increased from $457,000 for the three months ended December 31, 1999 to $1.7 million for the three months ended December 31, 2000. The increase in interest income was primarily due to additional funds available for investment from the sale of our convertible preferred stock. Interest expense increased from $114,000 for the three months ended December 31, 1999 to $402,000 for the three months ended December 31, 2000. The increase in interest expense was primarily from the additional interest payments under capital lease facilities.

 Provision for Income Taxes

   No provision for federal or state income taxes has been recorded because we experienced net losses through December 31, 2000. As of December 31, 2000, we had federal and state net operating loss carryforwards of $47.1 million and federal and state research and development tax credit carryforwards of $1.6 million. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2017 through 2020, if not utilized. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other periods since inception. Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

   Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of the assets is more likely than not. Based upon the weight of available evidence, which included our historical operating performance and the reported cumulative net loss in all prior years, we have provided a full valuation allowance against our net deferred tax assets.

Fiscal Years Ended September 30, 1998, 1999 and 2000

 Revenues and Cost of Revenues

   Prior to fiscal 2000, we were a development stage enterprise and had no product revenues or related cost of revenues. We recognized revenues of $3.3 million in fiscal 2000 as a result of the initial sales of our fiber optic products.

   The cost of revenues during fiscal 2000 was $13.9 million, which included amortization of deferred stock compensation of $1.7 million. The cost of revenues for fiscal 2000 was primarily associated with an increase in the number of manufacturing personnel from 45 at the end of fiscal 1999 to 281 at the end of fiscal 2000. The increase in manufacturing personnel occurred as a result of the commencement of commercial production of our Optical Slicer filter product which occurred in the second fiscal quarter of 2000. We have hired manufacturing personnel in the third and fourth quarters of fiscal 2000 in advance of manufacturing capacity requirements in order to train these employees prior to such production increases.

 Operating Expenses

   Research and Development. Research and development expenses increased from $1.3 million in fiscal 1998 to $8.0 million in fiscal 1999 and to $16.6 million in fiscal 2000. The increases in research and development expense were primarily attributable to the increase in the number of research and development personnel from 32 at the end of fiscal 1999 to 92 at the end of fiscal 2000.

   We were previously awarded contracts from agencies of the United States government to provide research and development services. We received $712,000, $1.2 million and $775,000 for fiscal 1998, 1999 and 2000, respectively, under the contractual terms of these arrangements. These amounts have been reflected as a reduction of research and development expenses. The last of these government contracts expired in June 2000 and we do not anticipate entering into similar contracts in the future.

   Selling, General and Administrative. Selling, general and administrative expense increased from $1.4 million in fiscal 1998 to $2.9 million in fiscal 1999 and to $7.6 million in fiscal 2000. The increases were primarily attributable to an increase in personnel in the sales, marketing, human resources, finance and administration functions from 16 at the end of fiscal 1999 to 32 at the end of fiscal 2000.

   Stock Compensation Expense. In connection with the grant of stock options in fiscal 2000, we recorded deferred compensation of approximately $62.0 million through September 30, 2000, and we recorded expense associated with the amortization of deferred compensation of $12.4 million, which was allocated $1.7 million to cost of revenues, $3.8 million to research and development expense and $6.9 million to selling, general and administrative expense. We expect to incur stock compensation expense of at least $29.4 million in fiscal 2001. See note 8 of Notes to the Financial Statements for a description of our deferred stock compensation expense.

 Total Other Income (Expense)

   Total other income (expense), which consists principally of interest income and interest expense, increased from $97,000 in fiscal 1998 to $557,000 in fiscal 1999 and to $1.7 million in fiscal 2000. Interest income increased from $128,000 in fiscal 1998 to $774,000 in fiscal 1999 and to $2.5 million in fiscal 2000. The increase in interest income was primarily due to additional funds available for investment from the sale of our convertible preferred stock. Interest expense increased from $31,000 in fiscal 1998 to $217,000 in fiscal 1999 and to $824,000 in fiscal year 2000. The increase in interest expense was primarily from the additional interest payments under the capital lease facilities.

 Provision for Income Taxes

   No provision for federal or state income taxes has been recorded because we experienced net losses through fiscal 2000.

Quarterly Results of Operations

   The following table sets forth, for the periods presented, selected data from our consolidated statements of operations. The data has been derived from our unaudited financial statements, and, in the opinion of our management, has been prepared on substantially the same basis as the audited financial statements and includes all normal recurring adjustments that are necessary for a fair presentation of the results of operations for these periods. This unaudited information should be read in conjunction with the financial statements and notes included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We have incurred losses in each quarter since inception and expect to continue to incur losses for the foreseeable future.

                                             Three Months Ended
                         -----------------------------------------------------------
                         December 31, March 31, June 30,  September 30, December 31,
                             1999       2000      2000        2000          2000
                         ------------ --------- --------  ------------- ------------
                                               (in thousands)
Consolidated Statement
 of Operations Data:
Revenues................   $   --      $   --   $    --     $  3,312      $  6,053
Cost of revenues........       --        1,803     3,778       8,356         9,308
                           -------     -------  --------    --------      --------
Gross profit (loss).....       --       (1,803)   (3,778)     (5,044)       (3,255)
Operating expenses:
  Research and
   development..........     2,356       3,477     4,897       5,839         6,825
  Selling, general and
   administrative.......     1,118       1,679     2,041       2,741         3,096
  Stock compensation
   expense..............       639       1,427     2,919       5,685         9,259
                           -------     -------  --------    --------      --------
Total operating
 expenses...............     4,113       6,583     9,857      14,265        19,180
                           -------     -------  --------    --------      --------
Loss from operations....    (4,113)     (8,386)  (13,635)    (19,309)      (22,435)
Total other income
 (expense)..............       343         540       422         373         1,261
                           -------     -------  --------    --------      --------
Net loss................   $(3,770)    $(7,846) $(13,213)   $(18,936)     $(21,174)
                           =======     =======  ========    ========      ========

   We commenced commercial production of our products in the second quarter of fiscal 2000, and first recognized revenue in the fourth quarter of fiscal 2000. The cost of revenues and operating expenses increased in each of the quarters through December 31, 2000, primarily due to increases in personnel, usage of material and equipment, and selling, general and administrative expenses to support the growth in our manufacturing capabilities and our operations.

   We have progressively increased spending levels each quarter to support forecasted revenue levels, and we expect continuing increases during the next several quarters. We plan to expand our manufacturing capabilities to meet demand and introduce new products and commercially produce additional products. We therefore expect our cost of revenues in absolute dollars to increase. We also plan to increase our operating expenses significantly to fund greater levels of research and development and expand our sales and marketing operations. We also plan to expand our general and administrative capabilities to address the increased reporting and other administrative demands that will result from this offering and the expected growth of our business. As a result of the above, we will incur substantial losses for the foreseeable future.

Liquidity and Capital Resources

   Since our inception in 1996, we have financed our operations primarily through private sales of approximately $159.0 million of convertible preferred stock. We have also financed our operations through equipment lease financing agreements with Comdisco and Imperial Bancorp. As of December 31, 2000, we had cash and cash equivalents totaling $91.5 million.

   Our cash used in operating activities was $8.2 million, $26.1 million and $13.5 million in fiscal 1999, fiscal 2000 and for the three months ended December 31, 2000, respectively. The increases in cash used in operating activities is primarily attributed to net losses, increases in accounts receivable and inventory, partially offset by increases in accounts payable and accrued expenses. The loss was $10.4 million, $31.4 million (excluding deferred compensation amortization of $12.4 million) and $10.1 million (excluding deferred compensation amortization of $11.1 million) in fiscal 1999, fiscal 2000 and for the three months ended December 31, 2000, respectively. Accounts receivable increased $1.6 million from September 30, 1999 to September 30, 2000 and increased $3.3 million from September 30, 2000 to December 31, 2000. Inventory increased $3.4 million from September 30, 1999 to September 30, 2000 and increased $5.7 million from September 30, 2000 to December 31, 2000. Accounts payable and accrued expenses increased $7.2 million from September 30, 1999 to September 30, 2000 and increased $4.3 million from September 30, 2000 to December 31, 2000. The increase in accounts receivable is a result of increased shipments of our products. The increase in inventory, accounts payable and accrued expenses is a result of our initial manufacturing of products. The contract receivables at September 30, 1999 represented remaining amounts due under contracts from agencies of the United States government whereby the Company provided contractual research and development services. There was no inventory prior to fiscal 2000. The allowance for returns and doubtful accounts increased from $8,000 at September 30, 1999 to $220,000 at September 30, 2000 to $307,000 at December 31, 2000. The increase is primarily attributed to a provision for sales returns in fiscal 2000. No such provision was necessary prior to fiscal 2000.

   Cash used in investing activities primarily relates to capital expenditures. Equipment has been acquired through lease financing and cash payments, which have been funded through the sale of our convertible preferred stock. Capital expenditures were $4.4 million, $15.5 million and $9.7 million for fiscal 1999, fiscal 2000 and the three months ended December 31, 2000, respectively. Capital expenditures acquired through cash payments were $448,000, $5.4 million and $9.7 million in fiscal 1999, fiscal 2000 and the three months ended December 31, 2000, respectively. The increases are primarily attributable to purchases of manufacturing and test equipment, information systems equipment and office equipment. Capital expenditures acquired through equipment lease financing were $4.0 million, $10.1 million and $29,000 for fiscal 1999, fiscal 2000 and the three months ended December 31, 2000, respectively. We have recently signed lease agreements for additional space to expand our office and production facilities. We anticipate significant capital expenditures will be required to expand our facilities and to obtain additional manufacturing and test equipment.

   Cash generated by financing activities was $16.8 million, $133.7 million and $87,000 in fiscal 1999, fiscal 2000 and the three months ended December 31, 2000, respectively. Cash generated by financing activities in fiscal 1999 was primarily due to proceeds of $17.1 million from the sale of convertible preferred stock, partially offset by approximately $417,000 of repayments under capital leases and notes payable. Cash generated by financing activities in fiscal 2000 was primarily due to proceeds of $134.3 million from the sale of convertible preferred stock and proceeds of $1.3 million from the issuance of common stock through the exercise of employee stock options. This increase was partially offset by approximately $1.9 million of repayments under capital leases and notes payable. Cash generated by financing activities for the three months ended December 31, 2000 was primarily due to proceeds of $900,000 from the exercise of employee stock options and $72,000 from the sale of Series E Preferred Stock, offset by $868,000 of repayments under capital leases and notes payable.

   We entered into an equipment lease financing agreement and a promissory note with Comdisco in September 1998 for $1.6 million of financing availability. In January 1999, the agreement was amended to provide an additional $5.0 million. In March 2000, the agreement was again amended to provide for an additional $8.0 million of financing availability. We have financed equipment purchases totaling $14.1 million under these agreements and have remaining lease finance capacity of $500,000. The agreement expires in September 2001. The amount outstanding under this capital lease obligation as of December 31, 2000 was $10.3 million. The equipment we have obtained through these leasing agreements secures the facility. In connection with this capital lease, in September 1998, we granted Comdisco a warrant to purchase 75,385 shares of Series B-2 preferred stock at an exercise price of $1.16 per share. In January 1999, we granted Comdisco an additional warrant to purchase 176,472 shares of Series C preferred stock at an exercise price of $1.42 per share in connection with an increase in the lease line. In March 2000, we granted Comdisco an additional warrant to purchase 77,088 shares of Series D preferred stock at an exercise price of $4.67 per share in connection with an increase in the lease line. These warrants expire at the earlier of seven years from the date of grant or three years after the completion of this offering. Upon the completion of this offering, the warrants become exercisable for an equivalent number of shares of our common stock.

   We entered into an equipment lease financing agreement with Imperial Bancorp in May 2000 for a maximum of $10.0 million, which is unused as of December 31, 2000. The Company entered into this lease equipment financing agreement in order to acquire additional manufacturing equipment and plans to use this equipment lease financing as funds available under other financing agreements are exhausted. The agreement expires in May 2004. The agreement requires that a minimum of $5.0 million be drawn against the facility by February 28, 2001. We believe that we will draw in excess of the $5.0 million minimum by February 28, 2001. The facility will be secured by the equipment financed. In connection with this capital lease, in June 2000, we granted Imperial Bancorp a warrant to purchase 85,653 shares of Series D preferred stock at an exercise price of $4.67 per share. This warrant expires on June 1, 2007. Upon completion of this offering, the warrant becomes exercisable for an equivalent number of shares of our common stock.

   We expect to incur expenses of approximately $1.0 million for additional lease expense for manufacturing facilities, $30.0 million of capital expenditures for manufacturing and testing equipment, $5.0 million for salaries for additional manufacturing personnel, $2.4 million for salaries for additional research and development personnel and $2.0 million for salaries for additional sales and marketing personnel. We believe that the anticipated net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Despite our expectations, we may need to raise additional capital before that time. We may need to raise additional funds in order to fund anticipated growth, including significant increases in personnel, facilities and computer systems and to acquire or invest in complementary businesses, technologies, services or products.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission issued SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Our current revenue recognition practices comply with SAB 101.

   In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion 25." Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for certain matters, specifically (a) the definition of an employee for purposes of applying APB Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. We adopted Interpretation No. 44, which did not have a material impact on our financial position or results of operations.

Qualitative and Quantitative Disclosures about Market Risk

 Interest Rate Sensitivity

   We maintain our cash and cash equivalents primarily in money market funds. We do not have any derivative financial instruments. As of December 31, 2000, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

 Exchange Rate Sensitivity

   We operate primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, we currently have no material exposure to foreign currency rate fluctuations. A portion of our international revenues and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities to reduce these risks.

                                    BUSINESS

Overview

   We design, manufacture and market high performance fiber optic products for next-generation, ultra-high capacity, dynamic optical networks. Dynamic optical networks route, switch and process signals optically, rather than electrically. Our products and technologies enable networks that are faster, more flexible and more cost-effective than today's networks. We are developing a family of products that filter hundreds or thousands of high data rate optical channels and dynamically process and switch optical channels, all in the optical domain. We are designing products based on technologies we have developed for controlling the polarization of optical signals. An optical signal can be described as an electromagnetic wave. Electromagnetic waves produce electromagnetic energy fields. The orientation of these energy fields is called polarization. By controlling the polarization of the optical signal, we can switch and filter the optical signal, as well as manipulate the characteristics of the optical signal. Our PolarWave family of products includes Optical Slicer filters, DWDM Routers, Optical Processors and Optical Switches. We are using advanced information systems and automation technology to increase production capacity. We use sophisticated design and simulation tools in product development to introduce products that can be integrated into our manufacturing processes and produced in high volumes. In the fiscal year ended September 30, 2000 and the three months ended December 31, 2000, Nortel Networks accounted for 100% of our revenues. We have also shipped pre-production or evaluation units to other leading network equipment vendors including Alcatel USA, Corvis, Fujitsu, Lucent Technologies, Marconi, Pirelli Optical Systems Italia (a subsidiary of Cisco Systems), Qtera (a subsidiary of Nortel Networks), Sycamore Networks and TyCom (US). These entities are under no obligation to purchase additional products from us.

Industry Background

 Aggressive Growth in Network Traffic

   Over the past decade, the volume of high-speed data traffic carried over communications networks has grown dramatically. This growth has been driven principally by an increase in the use of the Internet and commercial data networks for more bandwidth-intensive applications, such as e-commerce and on-demand, real-time, multimedia communications and services. As a result, data traffic has surpassed voice traffic transmitted over today's communications networks. According to RHK, a leading telecom market research and consulting firm, Internet carrying capacity will increase from 350,000 terabytes, or trillions of bits, per month at the end of 1999 to over 15 million terabytes per month in 2003. Fiber optics and optical networking have become key technologies for building high bandwidth communications networks. In order to address the large increases in high-bandwidth data traffic, communications service providers need new optical products and technologies to quickly and cost effectively build next-generation optical networks. According to RHK, the optical component market is expected to grow from $6.6 billion in 1999 to $23.0 billion in 2003.

 Historical Developments in Optical Networks

   To satisfy increasing demand for bandwidth, communications service providers began deploying fiber optic based networks in the 1980s. Prior to the introduction of these fiber optic systems, data and voice traffic was delivered by electrical signals over copper wires or coaxial cables. By contrast, optical networks use lasers to create and transmit high-speed pulses of light over hair-thin glass fibers. Because of the superior transmission properties of optical signals, optical networks can carry many times more information over far greater distances than can be achieved using electrical signals. The ability to carry more information over greater distances at a lower cost has been the fundamental driver behind the large-scale deployment of optical networks.

   In the mid-1990s, fiber optic networks were dramatically changed with the commercial introduction of a new optical transport technique called dense wavelength division multiplexing. Dense wavelength division multiplexing technology enabled a number of non-interfering optical signals to be transmitted simultaneously over a single fiber, with each optical signal carried at a different wavelength, or channel. This technique dramatically increased the bandwidth that could be carried over an individual glass fiber and at the same time significantly reduced the cost to transmit information. Early dense wavelength division multiplexing systems increased the bandwidth transmitted over a fiber by as much as 4,000% over conventional single-channel fiber optic systems. Since its introduction, dense wavelength division multiplexing has been widely deployed in communications networks, changing how networks are designed and built.

 The Demand for Next-Generation Optical Networking Systems

   We believe that another series of fundamental changes is about to occur in the way fiber optic networks are built. Legacy fiber optic networks have been deployed in an effort to keep pace with bandwidth demands thus far. However, there are important limitations associated with today's fiber optic systems that must be overcome in order to provide carriers with a new generation of more cost-effective and higher capacity optical networks. Two of these limitations are the lack of scalability and flexibility.

   Current systems make use of only a small fraction of the inherent capacity of an optical fiber to transmit data. To meet the increasing demand for bandwidth, fiber optic systems must scale to even higher capacities and span even greater distances. Fiber optic systems can scale by increasing the number of optical dense wave length division multiplexing channels carried on a single fiber, increasing the rate at which data is transmitted on each channel, or both. In systems deployed to date, dozens of optical channels are carried on a single optical fiber. We believe that hundreds or thousands of channels will soon be required. Likewise, data rates carried over each channel are limited today to 2.5 to 10 billion bits per second. We believe that rates of 40 billion bits per second and higher will be required in the near future. Taking into account both channel counts and data rates, systems have been commercially deployed that support overall transmission rates of approximately 800 billion bits per second. However, even this data rate represents only a small fraction of the total capacity inherent in most optical fibers. New ultra-high capacity systems that scale to far higher transmission rates and make more effective use of the inherent capacity of the optical fiber are being developed for deployment.

   Today's networks are also costly, capacity constrained and inflexible primarily because they are not all optical, but are instead a hybrid of optical and electrical devices, with virtually all networking functions being performed electrically. In today's networks, fiber optics are only used for the simple function of transmitting bits from one end of a fiber to the other. Networking functions such as routing, switching, signal restoration and bandwidth management require that each optical signal be terminated, converted into an electrical signal, processed electrically and then restored back to an optical signal. This process is repeated a number of times as the signal is transmitted through a network. It is not uncommon for a signal to be converted from optical to electrical and then back to optical a dozen or more times as it traverses a typical network. Every optical-electrical-optical conversion adds cost to the network in terms of additional electrical and optical components. Optical-electrical-optical conversions are also bandwidth limiting because optical fibers are able to carry 1,000 billion bits per second or more, but the companion electronics can effectively only process 10 billion bits per second-- a bandwidth gap of 100 to 1. Finally, each optical-electrical-optical conversion reduces network flexibility because, while fiber is inherently data rate and signal format independent, the associated electronics are not. In general, a wide variety of optical signals can be carried on any fiber, but the associated electronics to perform routine networking functions are specific to the type of signal and the data rate being transmitted, thereby limiting many of the benefits of optics.

   To effectively scale their networks to handle increasing communications traffic, communications service providers need optical networking systems that are both faster (more channels and higher data rates per channel) and more dynamic (able to route, switch, restore and manage bandwidth, all optically). We believe that there is demand for next-generation optical systems that will increase bandwidth and reduce the cost and complexity of optical networks. As a result, network equipment vendors are seeking ways to develop and introduce systems with the capability to support hundreds or thousands of channels and to dynamically process and switch signals optically, reducing the need for costly, bandwidth limiting and inflexible optical-electrical-optical conversions associated with existing optical networking equipment.

The Chorum Opportunity

   The exponential growth in demand for bandwidth has resulted in growing demand for next-generation fiber optic systems. To build the next-generation of ultra-high capacity, dynamic optical networks, network equipment vendors require new all-optical products that enable more channels, at higher data rates per channel and provide dynamic processing and switching of optical signals. We believe there is a clear opportunity for next-generation optical networking products to perform these functions.

   Historically, optical product innovations have driven the introduction of new types of optical networking equipment and fundamental shifts in the way communications networks are built. For example, with the invention of technology capable of separating light into different specified wavelengths for transmission in an optical fiber, network equipment vendors began developing dense wavelength division multiplexing systems. Innovations in optical technologies are continuing to drive the introduction and expansion of capabilities of next generation optical networking equipment. As a result, network equipment vendors are looking to innovative supply partners for a new generation of technologies that:

  . increase network bandwidth by allowing more optical channels that operate at higher data rates per channel;

  . simplify and reduce the cost of networks with dynamic all-optical switching, routing and processing; and

  . increase the reach of optical networks to reduce or eliminate the need for costly optical-electrical-optical signal regeneration.

   In addition to gaining access to leading new optical technologies, network equipment vendors need to offer end-to-end solutions to their customers and need to minimize their own time to market for new products. This has led to an increasing reliance on their suppliers for higher functionality and more integrated modules and subsystems. As network equipment vendors place more of their development programs into the hands of their key suppliers, they require that these suppliers:

  . are able to scale their manufacturing operations to deliver these new products in high volumes;

  . have the technology breadth to continue to introduce leading-edge solutions which will enable equipment vendors to develop competitive optical networking systems; and

  .  possess the ability to provide integrated modules and subsystems.

The Chorum Solution

   We design, manufacture and market high performance fiber optic products for next-generation, ultra-high capacity, dynamic optical networks. Our products and technologies enable networks that are faster, more flexible and more cost effective than today's networks. We believe that our technology platform, fiber optic design expertise, network architecture knowledge and scalable manufacturing capabilities will enable us to rapidly deliver a new generation of fiber optic products in high volumes.

   We offer high-density, all-optical filtering products that combine and separate optical channels at finer spacings and support greater channel counts and higher data rates than have historically been deployed. We are developing high performance optical processing products that dynamically adjust key parameters of the optical signal to correct for impairments such as optical power and polarization. We are also developing all-optical switching products with no moving parts that will switch and route optical channels without expensive optical-electrical-optical conversions. Our products are based on our polarization processing technologies and marketed under the PolarWave brand name. Our optical products and technologies allow:

   Increased channel counts and higher data rates. Our products allow network equipment vendors to design and build systems supporting terabits per second of capacity. For example, our optical filtering products and technologies are designed to support hundreds or thousands of optical channels on a single fiber operating at higher data rates than have been deployed to date.

   Dynamic all-optical conditioning of optical signals. Our optical processors require no moving parts and are designed to dynamically adjust optical signal power, polarization and other parameters of the optical signal, enabling more channels to be combined, at higher data rates, over longer distances with low signal degradation.

   Dynamic all-optical switching of optical signals. Our optical switching products are designed to dynamically route, restore and protect hundreds of channels on a fiber without requiring costly optical-electrical-optical conversions. Our products have excellent performance characteristics in terms of key optical performance parameters.

   Extended optical network reach. By dynamically adjusting and correcting optical signal power parameters to maintain the integrity of the optical signal, our optical processing products and technologies extend the distance, or reach, over which an optical signal can travel before it degrades. By extending the reach of the optical network, our products reduce the need for, and expense associated with, complex optical-electrical-optical-based amplification and regeneration equipment.

   Products designed for manufacturability. From the earliest stages of product development, we use sophisticated design and simulation tools to design products that can be integrated into our manufacturing processes and be produced in volume. We also apply our expertise in fabrication methodologies, test systems, automation and design processes to improve our product designs and manufacturing yields. We believe this allows us to move from design to large-scale manufacturing and customer delivery quickly and cost-effectively.

   Technology platform and breadth to introduce new products. Through the extensive experience of our senior management team and research and development organization, we understand the challenges and requirements of next-generation optical networks. Our expertise in optical materials, product design, product packaging and assembly has allowed us to deliver products that are enabling the next-generation of optical networks.

   Ability to provide integrated modules and subsystems. Network equipment vendors are under pressure to provide end-to-end solutions to their customers and minimize their time to market with new products and are increasing their reliance on suppliers to integrate functions into modules and subsystems. We believe that our technology and product breadth, combined with advanced module design and networking system design knowledge, allow us to develop solutions that meet our customers' requirements for integrated product solutions.

The Chorum Strategy

   We believe that our technology platform and our fiber optic product design and network expertise, combined with our expanding manufacturing capabilities will enable us to deliver new leading-edge solutions in volume to the marketplace. Our objective is to be a leading provider of advanced fiber optics products for ultra-high capacity, dynamic optical networks. Key elements of our strategy include:

   Leveraging our technology platform to broaden our product portfolio. We are designing products based on technologies we have developed for controlling the polarization of fiber optic signals to filter, condition and switch these signals, all in the optical domain. We believe that the ability to control polarization will be increasingly important for dynamic next-generation networks with higher channel counts, increased data rates and extended network reach. We believe that our technologies developed for polarization processing and control position us well to capitalize on future industry trends to produce new products that will aid in the creation of higher performance, higher capacity optical networking systems. In developing these and other new products, we will continue to focus on high-performance solutions that are reliable, cost-effective, scalable and flexible.

   Expanding our technology portfolio. We intend to capitalize on our expertise in optical design, packaging and manufacturing techniques to expand into other optical technologies. We intend to continue to invest substantial resources in research and development to extend our technological leadership in these areas to new applications and product lines. We will also continue to focus our research and development efforts to develop new technologies that will help create and support ultra-high capacity, dynamic optical networks.

   Expanding manufacturing capacity and improving process efficiencies. Although we have limited experience in manufacturing products at high volume, in anticipation of future growth, we are substantially expanding our manufacturing capacity. We intend to continue to dedicate significant resources to expand further our manufacturing capacity and improve manufacturing processes. We will continue to invest in new facilities, fixtures, tools, production equipment and processes to substantially increase our manufacturing capacity. We will also continue to focus on improving our process efficiencies and manufacturing yields through the use of simulation, design-for-manufacturability and automation. We believe that our focus on designing products for volume manufacturing will be a key differentiator in the marketplace. In addition, we will continue to outsource manufacturing of certain components whenever it is cost-effective to do so and there is minimal risk of compromising our proprietary technologies and processes. We believe that outsourcing will allow us to further scale our manufacturing capacity, improve speed to market of our products and reduce costs.

   Collaborating with leading and emerging optical equipment manufacturers. We have focused our sales and marketing, as well as research and development efforts, on the leading incumbent network equipment vendors and emerging companies that we believe are well positioned for growth in the industry. We will continue to focus our resources and efforts on both segments of the market and specifically on those opportunities that we believe will result in high volumes of business and rapid acceptance and adoption of new technologies. We are intimately involved with our customers during their design processes to customize products that meet their needs and are designed into their new systems. We will continue to collaborate with our customers to assist them in identifying and responding to new market opportunities based on new enabling technologies. We believe that this collaboration will allow us to gain valuable insights into next-generation systems and technologies and to develop new products for future system architectures.

   Pursuing strategic acquisitions. We believe we have an opportunity to become a major supplier to network equipment vendors not only through internal growth and development, but also through strategic acquisitions. We intend to aggressively pursue acquisitions that will provide us with complementary technologies, strategic products and qualified engineering and operating personnel to expand the breadth and scale of our product portfolio and manufacturing capabilities.

Products

   Our PolarWave family of optical networking products is targeted toward network equipment vendors and their next-generation optical networks. Our products can be installed in the four types of advanced optical network segments: access, metro, long-haul and ultra long-haul. Access optical networks extend from the home or office to a communications service provider's equipment office. Metro optical networks extend between communications service provider's equipment offices. Long-haul networks carry optical traffic within a larger geographical region, such as a state. Ultra long-haul networks carry traffic across wide geographic areas, such as several states or coast-to-coast. The PolarWave family includes the following product lines: high performance Optical Slicer filters, high-density DWDM Routers, dynamic Optical Processors and dynamic Optical Switches. In addition, we have the capability to combine elements of these products into functionally integrated subsystems.

 Optical Slicer Filters

   In optical networks based on dense wavelength division multiplexing technology, multiple optical channels are combined and launched into a single optical fiber. This optical combination process is called multiplexing. At the receiving end of the fiber, the combined optical channels are separated into individual channels and are processed or routed elsewhere in the network. This process is called demultiplexing. Our Optical Slicer filters perform high-density, high-performance multiplexing and demultiplexing of all optical channels simultaneously rather than one channel at a time. This enables the fundamental function of optical multiplexing and demultiplexing to be done more efficiently and cost effectively and allows for much higher capacity to be supported on a single fiber. The technology we have developed to perform this filtering function is based upon manipulating the polarization state of an optical signal.

   By designing our Optical Slicer filter products into next-generation system architectures, network equipment vendors gain several significant benefits. The performance specifications of our products support hundreds or thousands of optical channels at high data rates, such as 2.5, 10 or 40 billion bits per second. This performance also enables the creation of ultra-long haul systems that extend the distance optical signals travel and that increase the number of network equipment locations that the optical signals can pass through before they must be electronically regenerated. Our Optical Slicer filter products offer excellent filtering performance as measured by technical parameters such as dispersion. Dispersion is the undesirable effect that occurs when an optical signal pulse spreads out during transmission along the fiber. The spreading pulse then interacts with other pulses, making it difficult to recover the information being transmitted. Our filtering technology produces low dispersion and the technology does not require active temperature control and electronics. Our Optical Slicer filter products also provide a simple mechanism for adding or dropping additional optical channels to an existing optical system.

   We produce standard and custom products, depending upon customer requirements, and are currently shipping commercially available Optical Slicer filter products to customers.

                                                                     Stage of
  Optical Slicer Filters Description                               Development
-------------------------------------------------------------------------------
  100 GHz Series         Supports optical channels spaced 100      Commercially
                         GHz apart                                  Available
-------------------------------------------------------------------------------
  50 GHz Series          Supports optical channels spaced 50       Commercially
                         GHz apart                                  Available
-------------------------------------------------------------------------------
  Custom Series          Supports customer defined channel
                         spacings and filtering                    Commercially
                         characteristics                            Available
-------------------------------------------------------------------------------
  BQ Series              50 and 100 GHz filters with enhanced
                         manufacturability and smaller               Customer
                         package size                              Evaluations
-------------------------------------------------------------------------------
  AQ Series              High performance filters supporting
                         channel spacing down to 12.5 GHz and        Customer
                         below                                     Evaluations


 DWDM Routers

   Optical networking systems incorporate multiplexers and demultiplexers to combine and separate individual optical channels. To support high channel counts and high data rates, high performance multiplexers/demultiplexers are required.

   We have integrated our Optical Slicer filters with other filtering technologies to produce high performance multiplexers/demultiplexers, or DWDM Routers. Our Optical Slicer filter technology allows us to support a wide range of channel counts, data rates and channel spacings. We are working closely with customers on DWDM Router opportunities and have delivered prototypes to several customers for evaluation.

 Optical Processors

   Optical Processors include products that condition optical signals to improve overall optical network performance. The Dynamic Variable Attenuator is the first product we have developed in the Optical Processor line. In an optical network, it is important for each optical channel to operate at the same power level. If some channels operate at higher power levels than others, then the channels will interact with each other. The result is a degradation in the performance of the system that results in a reduction in distance that a signal can travel optically before electrical regeneration is required, raising the cost to transport traffic.

   Our Dynamic Variable Attenuator product is designed to dynamically adjust optical signal power levels to maintain the integrity of the optical signal, increase the reach of the signal and allow more channels to be combined on each fiber. Applications include amplifier power regulation, receiver input power regulation and system power fluctuation suppression. In dynamic optical networks, optical signals are constantly being switched and routed throughout the network. As channels are added to a fiber or dropped from a fiber in real-time, the power levels of other channels are affected. Our Dynamic Variable Attenuator continuously tunes and adjusts the optical power levels to minimize the disruption to the optical signals. Because the tuning is continuous, reliability is an important customer requirement. Our Dynamic Variable Attenuator is based upon dynamic polarization control technology using liquid crystal and does not require temperature control. Liquid crystal is a material that exhibits both liquid and crystalline properties. Liquid crystal molecules can change the properties of optical signals traveling through them. Thus, by using liquid crystal to control the polarization of an optical signal, no moving parts are required. The elimination of moving parts and active temperature control enhances product reliability and simplifies system designs. We are currently shipping commercial production units and evaluation units to customers.

 Optical Switches

   We have designed and delivered a number of optical switch configurations to leading network equipment vendors for evaluation. We are designing optical switches to replace electronic products for protection and restoration of voice and data traffic in the event of fiber or equipment outages and to provision new services. We are also designing optical switches with no moving parts that add and drop channels without requiring a conversion of the optical signal to an electrical signal. To be adopted by network equipment vendors, we believe that optical switches must deliver fast switching speeds, have stable performance over a range of temperatures and have excellent optical performance. We have delivered prototype optical switches for protection, restoration, and add/drop applications. We have developed technology in the area of liquid crystal materials, processing and architectures that we believe will allow us to produce optical switching products with speeds of less than 10 milliseconds and stable performance over a wide range of temperatures with high performance.

Technology

   Since inception, we have invested heavily in research and development to refine and commercialize a number of key technologies and capabilities for ultra-high capacity, dynamic, next-generation optical networks. Some of our areas of expertise include:

 Polarization Processing

   We have developed a technology platform based on controlling the polarization of optical signals to filter, condition and switch these signals with high optical performance. As with electronic signals, optical signals have two fundamental properties that are important to transmission--frequency and amplitude. In addition, optical signals possess a third important property of transmission--polarization. An optical signal is an electromagnetic wave that can be separated into two waves with perpendicular electric fields, or states of polarization. We believe that the ability to control polarization is increasingly important for dynamic, next generation networks with higher channel counts and increased data rates over longer distances.

   We manipulate polarization to increase optical channel counts, data rates and transmission distances. Effectively manipulating polarization requires an understanding of material properties, state-of-the-art production processes, sophisticated modeling tools and advanced optical packaging designs. With our expertise in polarization processing and control, we believe that we are well positioned to produce products that capitalize on industry shifts towards higher performance, higher capacity, dynamic fiber optic systems.

 Optics Packaging

   The environmental robustness requirements for fiber optic applications are extremely stringent. Products must survive for long periods of time under harsh environmental conditions. We have developed expertise in the design of advanced optical packaging technologies, including sealed assemblies, materials processing, assembly, thermal management and control and optical package design. We believe that this core expertise will be applicable to complementary technology platforms as well, such as semiconductor-based and optical fiber-based technologies. All of our products are designed to surpass reliability standards developed by Telcordia, a company that provides centralized research and standard coordination for Regional Bell Operating Companies.

 High Volume Optics Manufacturing

   Optical networking products have extremely stringent performance criteria. As a result, production processes must address and maintain key performance parameters. Our fabrication processes, packaging processes and material subsystems have been developed over the last several years and although we have limited experience in manufacturing products at high volume, we believe they will enable us to deliver quality, high performance products in volume. Like optical packaging, we believe these capabilities are also applicable to other optical technologies.

 Process Automation and Control

   We believe that automation and rigorous process control should be used to scale manufacturing and improve product quality. We have employed advanced manufacturing characterization tools to accelerate optical assembly and improve overall performance. These enhancements reduce labor content in the production process and improve overall quality levels. We are making additional investments in advanced optical assembly and production techniques for both current and future product lines.

 Materials Expertise

   We have developed expertise in the preparation and use of high-performance optical materials for optical filtering, processing and switching. We understand how optical materials perform under various environmental and operational conditions. We have developed optical architectures that overcome historic limitations of these materials including temperature dependence, performance and modulation speed. We are applying this expertise to a range of product solutions in the areas of optical filtering, processing and switching.

 Optical Simulation and Performance Tools

   We have developed and use simulation tools that allow us to evaluate and design optical products in advance of building prototypes and create highly manufacturable designs through detailed performance analysis. These methods enable us to predict performance of a particular product based upon the simulation results. This is a valuable capability for helping customers improve optical network designs and for the rapid development of highly manufacturable new product designs.

 Expertise in Network Architecture and System Design

   Our research and development organization possesses substantial expertise in the design and evolution of optics at the network level. Many of our current employees have worked with network equipment vendors and communications service providers, and we place significant emphasis on understanding the systems and network-level implementation of optical networks. We use this knowledge to direct our product planning and product and technology development programs. As a result, we believe we are well positioned to deliver innovative new products to our customers for next-generation networks.

Customers

   We sell our fiber optic products principally to network equipment vendors for next-generation applications. For the fiscal year ended September 30, 2000 and the three months ended December 31, 2000, Nortel Networks accounted for 100% of our revenues. We expect a small number of customers to make up a large percentage of our revenues for the foreseeable future. We have also shipped preproduction and evaluation units to leading network equipment vendors, including Alcatel USA, Corvis, Fujitsu. Lucent Technologies, Marconi, Pirelli Optical Systems Italia (a subsidiary of Cisco Systems), Qtera (a subsidiary of Nortel Networks), Sycamore Networks and TyCom (US). These entities are under no obligation to purchase additional products from us.

   In October 2000, we entered into an OEM Purchase and Sale Agreement with Nortel Networks under which Nortel Networks will purchase our products on a purchase order basis. The agreement establishes terms regarding product pricing and specifications, product qualification and acceptance by Nortel Networks, changes or modifications to our products, quality control standards, order and delivery procedures, estimated annual purchase amounts, payment terms and procedures, warranty terms, repair and replacement procedures and technical assistance and marketing support. The agreement provides that Nortel Networks can cancel any purchase orders under the agreement at any time for any reason. In the event that Nortel Networks cancels an outstanding purchase order without cause, Nortel Networks would be required to pay us a cancellation fee based on the value of the purchase order and the amount of notice we receive of such cancellation. The agreement may also be terminated by either party in the event that insolvency, receivership or bankruptcy proceedings are initiated by or against the other party. The agreement or any purchase order thereunder may also be terminated, in whole or in part:

  . by Nortel, if we are acquired and the acquiror does not provide a written guaranty of performance to Nortel within 30 business days of such acquisition; or

  . by either party, in the event that the other party fails to execute any material obligation under the agreement and fails to cure such default within a certain number of days.

Sales, Marketing and Customer Support

   We market and sell our fiber optic products primarily through a direct sales force, with the support of third party distributors in the United Kingdom and Italy. The account managers and channel managers in our direct sales organization are supported by a combination of sales, engineering, product line management and marketing resources who provide business and technical support on our major accounts.

   Our direct sales account managers work on an assigned account basis. Our sales operations group, consisting of sales operations and customer service, provides support to the customer regarding shipping schedules, technical support and product returns. Our technical support engineers and product line managers provide customers with technical and product-related information as well as application support relating to the use of our products in the customer's applications. These product line managers also help to define the features that are required for our products to be successful in specific applications.

Manufacturing and Facilities

   We manufacture our products in Richardson, Texas. We outsource selected optical subassemblies and fabrication processes. Our facilities support the full range of manufacturing capabilities, including material processing, assembly and testing. We are currently expanding manufacturing facilities to increase production capacity.

   Our manufacturing processes require stringent quality controls, including incoming material inspection, in-process testing and final testing. We perform in-house reliability testing to industry accepted standards, including those developed by Telcordia.

   We have the capability to produce prototypes through development production lines dedicated to prototype and engineering development. Simulation tools help us to design new products and reduce the need to build multiple cycles of prototypes. We believe these capabilities result in reduced development times for new products and support yields and capacity improvement efforts within manufacturing.

Research and Development

   As of December 31, 2000, we had 145 employees in our research, development and engineering organization with experience in several key industries, including fiber optics, semiconductor-based optics, storage devices, optical computing and telecommunications. Our technical resources have expertise not only in polarization control optics, but also in a wide range of other optical technologies. We have resources dedicated to both near-term product development programs as well as advanced technology research. Our product development includes design evaluation and testing as part of our overall qualification processes. We believe this results in higher product quality and improved designs for manufacturability. We also dedicate significant resources to new advanced technologies for future product development initiatives. We have made, and will continue to make, substantial investments in research and development. Our gross research and development expenses totaled $17.3 million for the fiscal year 2000 and $6.8 million for the three months ended December 31, 2000.

Competition

   Our competitors include stand-alone optical component and subsystem suppliers as well as divisions within larger network equipment vendors. Our key public company competitors include Avanex, Corning, JDS Uniphase, New Focus and Oplink Communications. In addition, several private companies are developing optical networking technologies and have planned product introductions. Additionally, new competitors may enter the market, and we are likely to compete with new companies in the future. Some of our current and potential customers are also competitors through their internal component divisions. To date, our product overlap with the component divisions of network equipment vendors has been limited; however, competitive conflicts could occur in the future as they or we expand into new businesses and product lines.

   Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have and may also have a wider range of technologies than we do. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves and longer operating histories, and therefore may be better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. For example, JDS Uniphase acquired E-Tek Dynamics and announced its agreement to acquire SDL. Acquisitions in our industry, particularly acquisitions involving our customers, potential competitors or competitors, could significantly impact our business. If customers acquire significant competitors or competitors acquire significant customers, customers may reduce the amount of products they purchase from us. Alternatively, some of our customers or potential customers may spin-out new competitor companies in the optical networking products market. For example, Lucent Technologies announced that it will spin-off its microelectronics business, which includes the optoelectronics components and integrated circuits division. These companies may compete more aggressively than their former parent companies due to their greater dependence and focus on our industry. Many of our potential competitors have more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors.

   The principal factors upon which we compete are:

   . innovation, performance, features and specifications of our fiber optic products;

   .  ability to meet customer volume and delivery requirements;

   .  product quality and reliability;

   .  ability to rapidly develop and introduce new products;

   .  responsive customer service and support; and

   .  overall customer value.

Intellectual Property

   Our success and ability to compete depends substantially upon our technology. We pursue patent protection in the United States and abroad, and as of December 31, 2000 we have been granted 20 U.S. patents and have made 34 U.S. utility filings, of which five have been allowed by the U.S. Patent and Trademark Office and 66 overseas filings in various stages of prosecution. We intend to continue to file new domestic and international patent applications.

   While we rely on patent, copyright, trade secret and trademark laws to protect our technology, we also believe that factors such as our existing contracts with equipment manufacturers, future licensing agreements with companies and universities, the technological and creative skills of our personnel, new product developments and frequent product enhancements are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technologies.

   We enter into confidentiality agreements in the ordinary course of business with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information. Our confidentiality agreements generally prohibit the disclosure or use of the technology being evaluated or licensed. Substantial litigation regarding intellectual property rights exist in the optical networking industry. We expect that participants in the optical networking industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps.

Employees

   At December 31, 2000, we had a total of 676 employees. Of the total, 487 were in manufacturing, 145 were in research and development and engineering and 44 were engaged in sales, marketing and administration. Forty-seven of our employees have Ph.D degrees and an additional 48 employees have other advanced and Masters degrees. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are good.

Facilities

   As of December 31, 2000, our corporate headquarters and manufacturing facilities occupied approximately 88,000 square feet in adjacent buildings in Richardson, Texas. Our leases on these facilities expire between May 2003 and December 2004 and we have options to extend each lease for additional terms. As of December 31, 2000, we had leased an additional 109,000 square feet of engineering and manufacturing facilities in Richardson. The leases on these additional facilities expire between September 2005 and August 2007 and we have options to extend these leases for additional terms.

Development of Our Business

   We believe that our current cash position, which includes the proceeds from the sale of our preferred stock in September and October 2000, proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next 12 months. However, our future long-term capital needs will be highly dependent on the speed at which we increase our manufacturing capacity. For the twelve months ended December 31, 2001, we expect to incur expenses related to the continued increase in our manufacturing capacity including approximately $1.0 million for additional lease expenses for manufacturing facilities, $30.0 million for capital expenditures primarily for manufacturing and testing equipment, $5.0 million for salaries for additional manufacturing personnel, $2.4 million for salaries for additional research and development personnel and $2.0 million for salaries for additional sales and marketing personnel. This capacity expansion program will result in a material increase in our number of employees in fiscal 2001 as we staff our new manufacturing facilities. In fiscal 2001, we project that we will add approximately 30 research and development personnel, 200 operations and administration personnel and 25 marketing and sales personnel. In fiscal 2001, we also plan to increase our spending on research and development regarding our existing and potential new products to approximately $30.0 million.

Legal Proceedings

   On February 29, 2000, we filed a complaint against Oplink Communications and its subsidiary, Telelight Communications, in the U.S. District Court for the Northern District of Texas, Dallas Division, alleging Oplink and Telelight have infringed two of our U.S. patents relating to fiber optic interleaver filters. We have also alleged that Oplink's use of the name "True Slicer" is confusingly similar to our "Slicer" and "Optical Slicer" trademarks, and therefore violates
Section 43(a) of the Lanham Act and various Texas state laws. In this lawsuit, we are seeking actual and exemplary damages, injunctive relief, attorney fees and other forms of relief.

   On June 16, 2000, we filed a complaint against E-TEK Dynamics (a subsidiary of JDS Uniphase) in the U.S. District Court for the Northern District of Texas, Dallas Division, alleging that E-TEK Dynamics has infringed two of our U.S. patents relating to fiber optic interleaver filters. In this lawsuit, we are seeking actual and exemplary damages, injunctive relief, attorney fees and other forms of relief.

   The outcomes of the foregoing lawsuits and any future lawsuits are inherently uncertain. Our prosecution of these lawsuits, regardless of their eventual outcomes, will likely be costly and time consuming, could divert the efforts and attention of our management and technical personnel and could subject us to counterclaims. Patent litigation is highly complex and can extend for a protracted period of time, which can substantially increase the cost of litigation. Accordingly, any expenses and diversion of resources associated with any of these matters could adversely affect our business and financial condition.

                                MANAGEMENT

   Our executive officers and directors and their ages and positions as of December 31, 2000 are as follows:

Name                            Age Position
----                            --- --------
Scott C. Grout.................  38 President, Chief Executive Officer and
                                    Director
Jian-Yu Liu, Ph.D. ............  38 Chief Technical Officer and Director
S. Kent Coker..................  48 Chief Financial Officer and Chief Operating
                                    Officer
Michael P. Decelle.............  41 Senior Vice President of Corporate
                                    Development
Robert J. Paluck(1)(2).........  53 Director and Chairman of the Board
Jon W. Bayless, Ph.D.(2).......  60 Director
Philip T. Gianos(1)............  50 Director
Edward E. Olkkola(1)(2)........  41 Director
Michael R. Perusse.............  41 Director

--------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

Executive Officers and Directors

   Scott C. Grout has served as our President, Chief Executive Officer and a Director since May 1998. Prior to joining us, Mr. Grout held various positions at Lucent Technologies, a telecommunications network vendor, including most recently as the Vice President of the Optical Networking Group and a Director of the Access and Optical Networking Group, from June 1984 to May 1998. Mr. Grout received his BS in Engineering from the University of Wisconsin at Madison and his MBA from the Sloan School of Management at the Massachusetts Institute of Technology.

   Jian-Yu Liu, Ph.D., one of our founders, has served as a Director since our inception. Dr. Liu has served as our Chief Technical Officer since May 1998. Dr. Liu served as our President and Chief Executive Officer from September 1997 to May 1998. Prior to founding Chorum, Dr. Liu was a researcher at Colorado University's Opto-Electronic Computing Systems Center from January 1992 to January 1996. Dr. Liu received his BSEE from Tankang University in Taiwan and his Ph.D. in Electrical Engineering from the University of Colorado, Boulder.

   S. Kent Coker has served as our Chief Financial Officer since April 1999 and as our Chief Operating Officer since February 2000. Mr. Coker also served as our Secretary from April 1999 until October 2000. Prior to joining us, Mr. Coker served as Vice President of Finance for the telecommunications solutions division of Compaq Computer, a computer manufacturer, from 1997 to 1999. In addition, Mr. Coker served in various financial positions with DSC Communications, a telecommunications equipment provider, from 1986 to 1996. Mr. Coker received his BBA in Marketing and his MS in Accounting from Texas Tech University.

   Michael P. Decelle has served as our Senior Vice President of Corporate Development since September 2000. Prior to joining us, Mr. Decelle served as Vice President of Marketing for the Open Network Solutions Group at Lucent Technologies. In 1999, Mr. Decelle was Vice President of Product Management and Marketing for Lucent's Operations Support Systems business. From 1996 to 1999, Mr. Decelle was Vice President of Sales for several of Lucent's largest accounts, including NYNEX, MCI, and WorldCom. Mr. Decelle received his BSEE from the University of New Hampshire and his MSEE from Cornell University.

   Robert J. Paluck has served as a Director and Chairman of the board of directors since September 1997. Mr. Paluck has been a general partner at CenterPoint Ventures, a venture capital firm, since October 1996. Prior to joining CenterPoint, Mr. Paluck served at Convex Computer from September 1982 to March 1996, most recently as its Chief Executive Officer. Mr. Paluck serves as a director of several private companies. Mr. Paluck received his BSEE from the University of Illinois and his MBA from Southern Methodist University.

   Jon W. Bayless, Ph.D. has served as a Director since September 1997. Dr. Bayless is currently the Chief Executive Officer of Xtera, an optical systems company. Dr. Bayless has been partner of various venture capital funds associated with Sevin Rosen Funds since 1981. Dr. Bayless also served as President and Chairman of the Board of Ciena, an optical networks systems company from April 1994 to March 1999. Dr. Bayless currently serves as a director of several private companies. Dr. Bayless is also Chairman of the Board of Directors of Shared Resource Exchange, a telecommunications equipment provider. Shared Resource Exchange filed for reorganization under Chapter 11 of the United States Bankruptcy Code in August 1996. A plan under Chapter 11 has been approved. Dr. Bayless received his BSEE from the University of Oklahoma, his MSEE from the University of Alabama and his Ph.D. in Electrical Engineering from Arizona State University.

   Philip T. Gianos has served as a Director since September 1997. Mr. Gianos has been a general partner at InterWest Partners, a venture capital firm, since 1982. Prior to joining InterWest, Mr. Gianos was with IBM, a computer hardware, software and services provider, for eight years, managing both chip design and systems integration for several IBM office automation products. Mr. Gianos also serves as director of Ramp Networks, Xilinx, the Western Association of Venture Capitalists and several private companies. Mr. Gianos received his BSEE and his MSEE from Stanford University and his MBA from Harvard University Graduate School of Business.

   Edward E. Olkkola has served as a Director since October 1998. Mr. Olkkola has been a general partner at Austin Ventures, a venture capital firm, since September 1998. Prior to joining Austin Ventures, Mr. Olkkola was the Vice President of Business Development and Strategic Technology Planning at Compaq Computer from August 1993 to September 1998. Mr. Olkkola received his BS in Finance and Information Systems from the University of Massachusetts and his MBA from Northeastern University.

   Michael R. Perusse has served as a Director since January 2001. Mr. Perusse has served as the Senior Vice President, Network Engineering for Qwest Communications International, a broadband Internet communications company, since July 1996. Prior to joining Qwest, Mr. Perusse was Senior Director, Engineering at MCI Telecommunications, a telecommunications service provider, from 1986 to 1996.

Board of Directors

   We currently have authorized seven directors. Upon the completion of the offering, the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders following the 2001 fiscal year; Class II, whose term will expire at the annual meeting of stockholders following the 2002 fiscal year; and Class III, whose term will expire at the annual meeting of stockholders following the 2003 fiscal year. The Class I directors will be Mr. Gianos and Mr. Olkkola; the Class II directors will be Dr. Liu and Dr. Bayless; and the Class III directors will be Mr. Grout, Mr. Paluck and Mr. Perusse. At each annual meeting of stockholders after the initial classification, each elected director will serve from the time of his election and qualification until the third annual meeting following his election. This classification of the board of directors may have the effect of delaying or preventing changes in control or management. All of our officers serve at the discretion of the board of directors.

 Board Committees

   The board of directors has a compensation committee and an audit committee.

   Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors, including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on bonus and stock compensation arrangements for all of our employees. As part of these responsibilities, the compensation committee also administers our 1997 Stock Plan, 2000 Equity Incentive Plan, Employee Stock Purchase Plan and 2000 Director Option Plan. The current members of the compensation committee are Mr. Gianos, Mr. Olkkola and Mr. Paluck.

   Audit Committee. The audit committee of the board of directors reviews and monitors our corporate financial reporting and our internal and external audits, including our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with management and our independent auditors before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Dr. Bayless, Mr. Olkkola and Mr. Paluck.

Director Compensation

   Under our 2000 Director Option Plan, each non-employee director will receive an automatic option grant of 40,000 shares of our common stock upon the completion of this offering. Each non-employee director joining the board of directors after the completion of this offering will receive an automatic option grant of 40,000 shares of our common stock on the date when he or she initially becomes a director. Each non-employee director who will continue to be a director following an annual meeting of stockholders will receive an annual automatic option grant of 10,000 shares at each annual meeting under our 2000 Director Option Plan, beginning at the 2001 annual meeting. See "Management--Equity Plans--2000 Director Option Plan" for more details.

Compensation Committee Interlocks and Insider Participation

   The compensation committee of the board of directors currently consists of Mr. Gianos, Mr. Olkkola and Mr. Paluck. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no interlocking relationship has existed in the past. For disclosure of any related party transactions between the members of the compensation committee and us, see "Related Party Transactions."

Indemnification

   Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors and officers for monetary damages for breach of fiduciary duty as a director or officer, except for liability:

  . for any breach of the director's or officer's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director or officer derived an improper personal benefit.

   Our bylaws provide that:

  . we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

  . we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors; and

  . we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

   We have also entered into indemnification agreements with our directors and officers containing provisions that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

Executive Compensation

 Summary Compensation Table

   The following table presents compensation information for fiscal year 2000 paid by us for services by our chief executive officer and our two other highest-paid executive officers whose total salary and bonus for the fiscal year exceeded $100,000:

                           Summary Compensation Table

                                                                Long-Term
                                                               Compensation
                                                               ------------
                                                                  Awards
                                                               ------------
                                                                  Securities
                                                   Annual         Underlying
                                                Compensation       Options
                                              ---------------- ----------------
Name and Principal Position(1)                 Salary   Bonus
------------------------------                -------- -------
Scott C. Grout............................... $187,500 $75,000  1,000,000
 President and Chief Executive Officer
Jian-Yu Liu, Ph.D. ..........................  169,615  25,000        --
 Chief Technical Officer
S. Kent Coker................................  164,808  40,000    406,440
 Chief Financial Officer and Chief Operating
 Officer

---------------------
(1) Michael P. Decelle commenced service with us as Senior Vice President of Corporate Development on September 25, 2000, and his annual base salary is currently $199,000. Mr. Decelle will receive a bonus on his sixth, twelfth and eighteenth month of employment.

 Option Grants in Last Fiscal Year

   The following table designates each grant of stock options during fiscal 2000 to our chief executive officer and our two other highest-paid executive officers. No stock appreciation rights have been granted to these individuals.

   The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 7,259,367 option shares granted to our employees under our 1997 Stock Plan during fiscal year 2000.

   The exercise price of each option granted is equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by lending the optionee sufficient funds to pay the exercise price for the purchased shares.

   Each of the options in the table is immediately exercisable. We have the right to repurchase all unvested shares at the original exercise price if the optionee's service terminates. The term of the option is 10 years, subject to earlier termination if the optionee's service terminates. Generally, the option shares vest 25% after the first 12 months of service, 2.083% after each of the next 36 months, for a total vesting period of 48 months. Mr. Grout's option granted in fiscal 2000 vests as to the first 2.083% of the option shares when he completes 6 months of service and an additional 2.083% of the option shares when he completes each month of service thereafter.

   The amount listed in the column entitled "Exercise Price" was equal to the fair market value of our common stock as determined by our board of directors on the date of grant. In determining this fair market value, the board of directors took into account many factors, including the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with such preferred stock) and an evaluation by the board of directors of our revenues, operating history and prospects.

   The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Information on how we determined the fair market value of our common stock is disclosed in the preceding paragraph. The price to the public in this offering is higher than the estimated fair market value on the date of grant. Therefore, the potential realizable value of the option grant would be significantly higher than the numbers shown in the column if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the public offering price.

                       Option Grants in Last Fiscal Year

                                        Individual Grants
                         -----------------------------------------------
                                                                          Potential Realizable
                                                                            Value at Assumed
                         Number of                                        Annual Rates of Stock
                         Securities Percent of Total                     Price Appreciation for
                         Underlying Options Granted                            Option Term
                          Options     To Employees   Exercise Expiration -----------------------
Name (1)                  Granted    In Fiscal Year   Price      Date        5%          10%
--------                 ---------- ---------------- -------- ---------- ----------- -----------
Scott C. Grout(2)....... 1,000,000         14%       $0.4663    3/1/10   $   293,254 $   743,162
Jian-Yu Liu, Ph.D.......       --         --             --        --            --          --
S. Kent Coker(3)........   406,440          6         0.4663    2/7/10       119,190     302,051

---------------------
(1) Mr. Decelle was granted an option to purchase 690,000 shares of our common stock on September 25, 2000 at an exercise price of $3.68 per share.
(2) Mr. Grout was granted an option to purchase 1,000,000 shares of our common stock on March 1, 2000.
(3) Mr. Coker was granted an option to purchase 406,440 shares of our common stock on February 7, 2000.

 Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option
 Values

   The following table sets forth for each of our chief executive officer and our two other highest-paid executive officers the number of options exercised during the fiscal year ended September 30, 2000 and the number and value of securities underlying unexercised options that were held by each of these officers as of September 30, 2000. No stock appreciation rights were exercised by our named executive officers in fiscal year 2000, and no stock appreciation rights were outstanding at the end of that year.

   The numbers in the column entitled "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date minus the exercise price paid for the shares.

   The stock options were immediately exercisable. We have the right to repurchase all unvested option shares at the original exercise price when the optionee's service terminates. The heading "Vested" refers to shares no longer subject to our right of repurchase; the heading "Unvested" refers to shares subject to our right of repurchase as of September 30, 2000.

                Aggregated Option Exercises in Last Fiscal Year

                                                Number of
                                               Securities
                                               Underlying         Value of
                                               Unexercised      Unexercised
                                               Options at       in-the-Money
                                              September 30,      Options at
                                                  2000       September 30, 2000
                                             --------------- ------------------
                         Shares
                       Acquired on   Value
Name                    Exercise   Realized  Vested Unvested Vested   Unvested
----                   ----------- --------- ------ -------- ------- ----------
Scott C. Grout........       --       --     20,832 979,168  $66,948 $3,146,752
Jian-Yu Liu, Ph.D.....       --       --        --      --       --         --
S. Kent Coker.........   406,440     $ 0        --      --       --         --

Equity Plans

 2000 Equity Incentive Plan

   Our board of directors adopted our 2000 Equity Incentive Plan on October 11, 2000. We have obtained stockholder approval of this plan. This plan becomes effective upon the date of this prospectus. We have reserved 3,900,000 shares of our common stock for issuance under the 2000 Equity Incentive Plan, plus any shares remaining available for issuance under our 1997 Stock Plan. As of September 30 of each year, starting in 2001 and continuing through 2006, the number of shares reserved for issuance under our 2000 Equity Incentive Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, by 2,000,000 shares. No options have yet been granted under the 2000 Equity Incentive Plan.

   Under the 2000 Equity Incentive Plan, the persons eligible to receive awards are:

  .  employees;

  .  non-employee members of the board of directors; and

  .  consultants.

   The types of awards that may be made under the 2000 Equity Incentive Plan are:

  .  options to purchase shares of common stock;

  .  stock appreciation rights;

  .  restricted shares; and

  .  stock units.

   Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code or nonstatutory stock options not designed to qualify for favorable tax treatment. With limited restrictions, if shares awarded under the 2000 Equity Incentive Plan are forfeited, those shares will again become available for new awards under the 2000 Equity Incentive Plan.

   The compensation committee of our board of directors administers the 2000 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of our 2000 Equity Incentive Plan. The committee has the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

   The exercise price for incentive stock options granted under the 2000 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price for non-statutory options granted under the 2000 Equity Incentive Plan may not be less than 85% of the fair market value of our common stock on the option grant date.

   Our 2000 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 1,500,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 2,000,000 shares in the first year of employment.

   The exercise price may be paid with:

  .  cash;

  .  outstanding shares of common stock;

  .  the cashless exercise method through a designated broker;

  .  a pledge of shares to a broker; or

  .  a promissory note.

   The purchase price for newly issued restricted shares awarded under the 2000 Equity Incentive Plan may be paid with:

  .  cash;

  .  a promissory note; or

  .  the rendering of past services.

   The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

   If a change in control occurs, an option or other award under the 2000 Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or subsidiary or if the surviving corporation or its parent or subsidiary does not substitute comparable awards for the awards granted under the 2000 Equity Incentive Plan. If a change in control occurs and an officer is involuntarily or constructively terminated within 24 months following this change in control, then the vesting of options and other awards held by the officer will accelerate and the officer will become fully vested.

   A change in control includes:

  . a merger or consolidation after which our then-current stockholders own less than 50% of the surviving corporation;

  .  a sale of all or substantially all of our assets;

  . a proxy contest that results in replacement of more than one-half of our directors over a 24-month period; or

  . an acquisition of 50% or more of our outstanding stock by a person other than a person related to us, including a corporation owned by our stockholders.

   If a merger or other reorganization occurs, the agreement of merger or reorganization may provide that outstanding options and other awards under the 2000 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we are the surviving corporation, shall have accelerated vesting and then expire early, or shall be cancelled for a cash payment.

   Our board of directors may amend or terminate the 2000 Equity Incentive Plan at any time. If our board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 2000 Equity Incentive Plan will continue in effect indefinitely unless the board decides to terminate the plan.

 Employee Stock Purchase Plan

   Our Employee Stock Purchase Plan was adopted by the board of directors on October 11, 2000. We have obtained stockholder approval of this plan. This plan becomes effective upon the date of this prospectus. We have reserved 1,000,000 shares of our common stock for issuance under our Employee Stock Purchase Plan. As of September 30 each year, starting in 2001 and continuing through 2006, the number of shares reserved for issuance under our Employee Stock Purchase Plan will be increased automatically by 1% of the total number of shares of common stock then outstanding or, if less, by 1,000,000 shares. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

   Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of an offering period. Each offering period lasts 24 months. New offering periods will start on February 1 and August 1 of each calendar year. However, the first offering period will start on the effective date of this offering and end on January 31, 2003. Purchases of our common stock will occur on approximately January 31 and July 31 of each calendar year during an offering period.

   Our Employee Stock Purchase Plan will be administered by the compensation committee of our board of directors. Each of our employees is eligible to participate if he or she is employed by us for more than 20 hours per week and for more than five months per year.

   Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. The initial purchase period during which payroll deductions may be contributed will begin on the effective date of this offering and end on July 31, 2001. Each participant may purchase up to 2,000 shares on any purchase date.

   The price of each share of common stock purchased under our Employee Stock Purchase Plan will be 85% of the lower of:

  (A) the fair market value per share of common stock on the date immediately before the first date of the applicable offering period; or

  (B)  the fair market value per share of common stock on the purchase date.

   In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

  (A)  the price offered to the public in this offering; or

  (B)  the fair market value per share of common stock on the purchase date.

   Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us.

   If a change in control occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless this plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan, it must seek the approval of our stockholders.

 2000 Director Option Plan

   Our board of directors adopted our 2000 Director Option Plan on October 11, 2000. We have obtained stockholder approval of this plan. This plan becomes effective upon the date of this prospectus. We have reserved 300,000 shares of our common stock for issuance under the plan. As of September 30 of each year, starting in 2001 and continuing through 2006, the number of shares reserved for issuance under our 2000 Director Option Plan will be increased automatically by 50,000 shares. In general, if options granted under the

2000 Director Option Plan are forfeited, then those options will again become available for grants under the plan. The 2000 Director Option Plan will be administered by the compensation committee of our board of directors, although all grants under the plan are automatic and non-discretionary.

   Only the non-employee members of our board of directors will be eligible for option grants under the 2000 Director Option Plan. Under our 2000 Director Option Plan, each non-employee director will receive an automatic option grant of 40,000 shares of our common stock upon the completion of this offering. Each non-employee director joining the board of directors after the completion of this offering will receive an automatic option grant of 40,000 shares of our common stock on the date when he or she initially becomes a director. At the time of each of our annual stockholders' meetings, beginning in 2001, each non-employee director who will continue to be a director after that meeting will automatically be granted an annual option for 10,000 shares of our common stock. However, a non-employee director who is receiving the initial option will not receive the annual option in the same calendar year. The options vest in equal monthly installments over the four-year period following the date of grant.

   The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board, if earlier. If a change in control occurs, a non-employee director's option granted under the 2000 Director Option Plan will become fully vested.

   Our board of directors may amend or terminate the 2000 Director Option Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Director Option Plan will continue in effect indefinitely, unless the board of directors decides to terminate the plan.

Employment, Severance and Change of Control Arrangements

   In April 1998, we entered into a severance agreement with Mr. Grout, our President and Chief Executive Officer. If Mr. Grout is terminated without cause or is constructively terminated, the agreement provides for payments of his base salary and payment of medical and life insurance, as of the date of such termination until the earlier to occur of six months from the date of termination or Mr. Grout obtaining full-time employment or a consulting position with another entity. If Mr. Grout is terminated for cause, the agreement provides only for payments owed through the date of termination.

   If a change in control occurs, an option or other award under the 1997 Stock Plan or 2000 Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or subsidiary or if the surviving corporation or its parent or subsidiary does not substitute comparable awards for the awards granted under the 2000 Equity Incentive Plan. In addition, all of our officers have entered into agreements that provide that if the officer's employment is involuntarily terminated or constructively terminated within twenty-four (24) months following a change in control, then his options will become fully vested.

                           RELATED PARTY TRANSACTIONS

   Equity Financings. Since our inception, we have financed our growth primarily through the sale of preferred stock, resulting in the issuance of an aggregate of 11,160,000 shares of Series A Preferred Stock at an effective purchase price of $0.1666 per share in September 1997, 6,212,259 shares of Series B-1 Preferred Stock at a purchase price of $0.3333 per share in October 1997, 9,732,510 shares of Series B-2 Preferred Stock at a purchase price of $0.50 per share in June 1998, 12,098,664 shares of Series C Preferred Stock at a purchase price of $1.4166 per share in November 1998, 9,093,843 shares of Series D Preferred Stock at a purchase price of $4.6633 per share in November 1999 and 5,341,460 shares of Series E Preferred Stock at a purchase price of $17.24 per share in September and October 2000. The buyers of our Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock included the following directors, executive officers and 5% stockholders:

                                     Series    Series
                          Series A     B-1       B-2    Series C  Series D  Series E
                          --------- --------- --------- --------- --------- --------
Entities Affiliated with
 Directors and 5%
 Stockholders
Entities associated with
 CenterPoint
 Ventures(1)............        --  1,791,048 2,805,969 1,599,135   429,009 220,418
Entities associated with
 InterWest Partners(2)..        --  1,791,048 2,805,969 1,599,135 1,072,521 174,014
Entities associated with
 Sevin Rosen Funds(3)...        --  1,791,048 2,805,969 1,599,135 1,071,621 116,009
Entities associated with
 Austin Ventures(4).....        --        --        --  2,470,587   643,512 261,021
Liu-Wang Partners,
 Ltd.(5)................  6,960,000       --        --        --        --      --

---------------------
(1) Robert J. Paluck, one of our directors, is a general partner of venture funds associated with CenterPoint Ventures.
(2) Philip T. Gianos, one of our directors, is a general partner of venture funds associated with InterWest Partners.
(3) Jon W. Bayless, one of our directors, is a general partner of venture funds associated with Sevin Rosen Funds.
(4) Edward E. Olkkola, one of our directors, is a general partner of venture funds associated with Austin Ventures.
(5) Jian-Yu Liu, our Chief Technical Officer and one of our directors, is a general partner of Liu-Wang Partners, Ltd. On September 13, 2000, Liu-Wang Partners, Ltd. contributed 551,777 shares of Series A Preferred Stock to our treasury stock.

   Employment Agreements and Bonuses. In April 1998, we entered into a severance agreement with Mr. Grout, our President and Chief Executive Officer. If Mr. Grout is terminated without cause or constructively terminated, the agreement provides for payments of his base salary and payment of medical and life insurance, as of the date of such termination until the earlier to occur of six months from the date of termination or Mr. Grout obtaining full-time employment or a consulting position with another entity. If Mr. Grout is terminated for cause, the agreement provides for payments owed through the date of termination.

   All of our executive officers have entered into agreements that provide that all stock options and/or restricted stock held by that person will fully vest if such person's employment is involuntarily or constructively terminated within 24 months following a change in control.

   Loans. On October 15, 1998, Mr. Grout exercised an option to purchase 2,438,430 shares of our common stock. He paid for those shares with a full recourse promissory note with an original principal amount of approximately $81,200 bearing 5.12% annual interest secured by the purchased shares. The largest aggregate indebtedness outstanding during the fiscal year and the amount outstanding on September 30, 2000 was approximately $89,500.

   Indemnification. We have entered into an indemnification agreement with each of our officers and directors. See "Management--Indemnification" for a description of the indemnification available to our officers and directors under our Amended and Restated Certificate of Incorporation and our bylaws. We have also purchased a directors' and officers' insurance policy.

                             PRINCIPAL STOCKHOLDERS

   The following table presents selected information regarding beneficial ownership of our outstanding common stock as of December 31, 2000, and as adjusted to reflect the sale of the common stock being sold in this offering for:

  . each of our directors, our chief executive officer and our two other highest-paid executive officers named on the Summary Compensation Table;

  .  all of our directors and executive officers as a group; and

  . each other person known by us to own beneficially more than 5% of our common stock.

   Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options or warrants that are exercisable within 60 days of December 31, 2000. Shares issuable under stock options exercisable within 60 days are deemed outstanding for computing the percentage of the person holding the options but are not outstanding for computing the percentage of any other person. Accordingly, the following table includes information regarding shares issuable under stock options exercisable within 60 days.

   Percentage ownership calculations are based on 61,240,173 shares of common stock outstanding as of December 31, 2000 as adjusted to reflect the conversion of all outstanding shares of preferred into common stock upon the completion of this offering. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

   The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

   Unless otherwise indicated, the address for each listed stockholder is: c/o Chorum Technologies Inc., 1303 East Arapaho Road, Richardson, Texas 75081. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons or entities identified in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                                                             Percent of Shares
                                                                Outstanding
                                                            --------------------
                                          Number of Shares  Before the After the
Name                                     Beneficially Owned  Offering  Offering
----                                     ------------------ ---------- ---------
Directors and Executive Officers
Scott C. Grout(1).......................     3,438,430          5.6%      5.0%
Jian-Yu Liu, Ph.D.(2)...................     6,382,323         10.4       9.2
S. Kent Coker(3)........................       877,440          1.4       1.3
Michael P. Decelle(4)...................       690,000          1.1       1.0
Robert J. Paluck(5).....................     6,845,579         11.2       9.9
Jon W. Bayless, Ph.D.(6)................     7,383,782         12.1      10.7
Philip T. Gianos(7).....................     7,442,687         12.2      10.7
Edward E. Olkkola(8)....................     3,375,120          5.5       4.9
Michael R. Perusse......................           --             *         *

                                                          Percent of Shares
                                                             Outstanding
                                                         --------------------
                                       Number of Shares  Before the After the
Name                                  Beneficially Owned  Offering  Offering
----                                  ------------------ ---------- ---------
5% Stockholders
Entities associated with CenterPoint
 Ventures(5).........................      6,845,579        11.2%      9.9%
 Two Galleria Tower
 13455 Noel Road, Suite 1670
 Dallas, Texas 75240
Entities associated with Sevin Rosen
 Funds(6)............................      7,383,782        12.1      10.7
 Two Galleria Tower
 13455 Noel Road, Suite 1670
 Dallas, Texas 75240
Entities associated with InterWest
 Partners(7).........................      7,442,687        12.2      10.7
 3000 Sand Hill Road, #3-255
 Menlo Park, California 94025
Entities associated with Austin
 Ventures(8).........................      3,375,120         5.5       4.9
 701 North Brazos Street, Suite 1400
 Austin, Texas 78701
Liu-Wang Partners, Ltd.(2)...........      6,382,323        10.4       9.2
All executive officers and directors
 as a group (9 persons)(9)...........     36,446,962        59.5      52.6

---------------------

*  Less than 1%.

(1) Includes 2,438,430 shares of Common Stock held by the Grout Family Partnership Ltd. and 1,000,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of December 31, 2000.
(2) Includes 6,382,323 shares of Series A Preferred Stock held by Liu-Wang Partners, Ltd. Dr. Liu is a general partner of Liu-Wang Partners, Ltd.
(3) Includes 10,810 shares of our Common Stock held by JTC Investment 2000 Trust, 10,810 shares of our Common Stock held by CAC Investment 2000 Trust and 10,810 shares of our Common Stock held by JKC Investment 2000 Trust.

(4) Includes 690,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of December 31, 2000.

(5) Includes 6,196,152 shares held by CenterPoint Venture Partners L.P. and 649,427 shares held by CenterPoint Venture Fund II, L.P. Mr. Paluck, one of our directors, is a general partner of Paluck Associates, L.P. which is the general partner of CenterPoint Venture Partners L.P. and is a managing member of CenterPoint Associates Management II, L.L.C., which is the general partner of CenterPoint Associates II, L.P., which is the general partner of CenterPoint Venture Fund II, L.P. Mr. Paluck disclaims beneficial ownership of the shares held by CenterPoint Venture Partners L.P. and CenterPoint Venture Fund II, L.P., except to the extent of his pecuniary interest therein arising from his partnership interest in CenterPoint Venture Partners L.P. and CenterPoint Venture Fund II, L.P., as the case may be.
(6) Includes 5,118,192 shares held by Sevin Rosen Fund V L.P., 218,817 shares held by Sevin Rosen V Affiliates Fund L.P., 1,027,131 shares held by Sevin Rosen Fund VI L.P., 80,886 shares held by Sevin Rosen VI Affiliates Fund L.P., 885,243 shares held by Sevin Rosen Fund VII L.P., 34,013 shares held by Sevin Rosen VII Affiliates Fund L.P. and 19,500 shares held by Sevin Rosen Bayless Management Company. Dr. Bayless, one of our directors, is a general partner of SRB Associates V L.P., which is the general partner of Sevin Rosen Fund V L.P. and Sevin Rosen V Affiliates Fund L.P., is a general partner of SRB Associates VI L.P., which is the general partner of Sevin Rosen Fund VI L.P. and Sevin Rosen VI Affiliates Fund L.P. and is a general partner of SRB Associates VII L.P., which is a general partner of Sevin Rosen Fund VII L.P. and Sevin Rosen VII Affiliates Fund L.P. Dr. Bayless disclaims beneficial ownership of the shares held by Sevin Rosen Fund V L.P., Sevin Rosen V Affiliates Fund L.P., Sevin Rosen Fund VI L.P., Sevin Rosen VI Affiliates Fund L.P., Sevin Rosen Fund VII L.P. and Sevin Rosen VII Affiliates Fund L.P., except to the extent of his pecuniary interest therein arising from his partnership interest, as the case may be.

(7) Includes 6,323,454 shares held by InterWest Partners VI, L.P., 194,454 shares held by InterWest Investors VI, L.P., 884,244 shares held by InterWest Partners VII, L.P. and 40,535 shares held by InterWest Investors VII, L.P. Mr. Gianos, one of our directors, is the managing member of InterWest Management Partners VI, L.L.C., which is the general partner of InterWest Partners VI, L.P., InterWest Investors VI, L.P., InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Mr. Gianos disclaims beneficial ownership of the shares held by InterWest Partners VI, L.P., InterWest Investors VI, L.P., Interwest Partners VII, L.P. and InterWest Investors VII, L.P., except to the extent of his pecuniary interest therein arising from his partnership interest in InterWest Partners VI, L.P., InterWest Investors VI, L.P., InterWest Partners VII, L.P. or InterWest Investors VII, L.P., as the case may be.
(8) Includes 3,214,400 shares held by Austin Ventures V, L.P. and 160,720 shares held by Austin Ventures V Affiliates Fund, L.P. Mr. Olkkola, one of our directors, is a general partner of AV Partners V, L.P., which is the general partner of Austin Ventures V, L.P. and Austin Ventures V Affiliates Fund, L.P. Mr. Olkkola disclaims beneficial ownership of the shares held by Austin Ventures V, L.P. and Austin Ventures V Affiliates Fund, L.P., except to the extent of his pecuniary interest therein arising from his partnership interest in AV Partners V, L.P., as the case may be.

(9) Includes 1,690,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of December 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering, we will be authorized to issue 1,000,000,000 shares of common stock, $.0001 par value, and 50,000,000 shares of undesignated preferred stock, $.0001 par value. The following is a summary description of our capital stock. Our Amended and Restated Certificate of Incorporation and our bylaws provide further information about our capital stock.

Common Stock

   As of December 31, 2000, there were 61,240,173 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering, that were held of record by approximately 400 stockholders. There will be 69,240,173 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after December 31, 2000 of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to designate and issue the preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of our preferred stock.

Warrants

   Immediately following the completion of this offering, there will be outstanding warrants to purchase a total of 414,598 shares of common stock at a weighted average exercise price of $2.65 per share. Warrants to purchase a total of 328,945 shares of common stock will expire three years after the date of this offering and warrants to purchase a total of 85,653 shares of common stock will expire in June 2007.

Registration Rights

   After this offering, the holders of 53,086,959 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Holders of approximately 42,479,000 shares of the registrable securities are also entitled to specified demand registration rights under which they may require us to file registration statements under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect these registrations. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within 180 days following the effective date of an offering of our securities pursuant to a registration statement, including the offering made by this prospectus. Substantially all of the holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the consent of Credit Suisse First Boston Corporation.

Delaware Anti-Takeover Law and Certain Certificate of Incorporation and Bylaw Provisions

   Selected provisions of Delaware Law, and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer or a proxy contest and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage particular types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . before the date of the business combination, the transaction is approved by the board of directors of the corporation,

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock, or

  . on or after the date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Stockholder Meetings. Under our bylaws, only our board of directors, the Chairman of the Board and the Chief Executive Officer may call special meetings of stockholders.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a related committee.

   Classified Board of Directors. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, only one of the three classes of our board of directors will be elected each year. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors by increasing the difficulty of replacing a majority of the directors.

   Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or our management.

   Amendment of Restated Charter. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

   We have applied to list our common stock on The Nasdaq National Market under the symbol "CHOR."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 69,240,173 shares of common stock outstanding, assuming no exercise of options or warrants after December 31, 2000. Of these shares, the 8,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by persons that directly or indirectly control, or are controlled by, or are under common control with us, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

   The remaining 61,240,173 shares of common stock are deemed restricted shares under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements described in "Underwriting." On the date of this prospectus, no shares other than the 8,000,000 shares being sold in this offering will be eligible for sale. Beginning 181 days after the date of this prospectus, or earlier with the consent of Credit Suisse First Boston Corporation, 60,981,198 restricted shares will become available for sale in the public market subject to the limitations of Rule 144 of the Securities Act.

   In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock, approximately 692,000 shares after giving effect to this offering, and the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding this sale. Sales under Rule 144 of the Securities Act are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell these shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act before effecting a transfer of these shares.

   Before this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of these shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

Options

   As of December 31, 2000, options to purchase a total of 7,505,371 shares of common stock were outstanding and exercisable. All of the shares subject to options are subject to the lock-up agreements described in "Underwriting." An additional 1,271,893 shares of common stock were available as of December 31, 2000 for future option grants or direct issuances. In addition, in October 2000, 3,900,000 shares were reserved for issuance under our 2000 Equity Incentive Plan, 1,000,000 shares were reserved for issuance under our Employee Stock Purchase Plan and 300,000 shares were reserved for issuance under our 2000 Director Option Plan. See "Management--Equity Plans--2000 Equity Incentive Plan," "--Employee Stock Purchase Plan," and "--2000 Director Option Plan" and
note 8 of Notes to Consolidated Financial Statements.

   Rule 701 under the Securities Act provides that shares of common stock acquired on the exercise of outstanding options may be resold by persons other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 2000 Equity Incentive Plan, our Employee Stock Purchase Plan and our 2000 Director Option Plan. We expect to file the registration statement covering shares offered under our 2000 Equity Incentive Plan, our Employee Stock Purchase Plan and 2000 Director Option Plan approximately 30 days after the completion of this offering. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to the lock-up agreements described in "Underwriting," if applicable.

Warrants

   As of December 31, 2000, we had outstanding warrants to purchase 414,598 shares of our preferred stock. These warrants shall automatically convert into warrants to purchase 414,598 shares of our common stock upon completion of this offering. When these warrants are exercised and the exercise price paid in cash, the shares must be held for at least one year before they can be sold under Rule 144. Warrants to purchase 328,945 shares contain "net exercise provisions." These provisions allow a holder to exercise a warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued would be based on the market price of the common stock at the time of the net exercise. If a warrant with a net exercise provision had been held for at least one year, the shares of common stock obtained upon exercise could be publicly sold under Rule 144. When the lock-up agreements described in "Underwriting" expire on the date 180 days after this prospectus, warrants with net exercise provisions to purchase 328,945 shares of our common stock will have been outstanding for at least one year.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

   The following general discussion summarizes some of the material United States Federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder of common stock. A "non-U.S. holder" generally is a holder of common stock that is not, for United States Federal income tax purposes, any of the following:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;

  . an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court, and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

   If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). A resident alien is subject to United States Federal income tax as if such individual was a citizen of the United States.

   If a partnership is a beneficial owner of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor about the U.S. tax consequences of holding and disposing of shares of our common stock.

   This discussion is limited to non-U.S. holders who hold the common stock as a capital asset. This discussion does not consider all aspects of U.S. Federal income and estate taxation or the specific facts and circumstances that may be relevant to particular non-U.S. holders in light of their personal circumstances, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates, and does not address the treatment of those holders under the laws of any state, local or foreign taxing jurisdiction. In addition, this discussion does not address any special tax provisions which may apply to you if you relinquished United States citizenship or residence. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code. This discussion is based on the provisions of the Internal Revenue Code as they are in effect on the date of this prospectus. All of these provisions are subject to change or different interpretation on a possibly retroactive basis.

   Each prospective holder is urged to consult its tax advisor with respect to the United States federal income and estate tax consequences of acquiring, holding and disposing of common stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

   Dividends paid to a non-U.S. holder of common stock generally will be subject to United States Federal withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a United States permanent establishment of such non-U.S. holder) will not be subject to withholding tax provided that such non-U.S. holder complies with applicable certification and disclosure requirements. Instead, the "effectively connected" dividends will be subject to U.S. Federal income tax on a net basis at applicable graduated rates in the same manner as dividends paid to United States citizens, resident aliens and domestic United States corporations. Any effectively connected dividends received by a corporate non-U.S. holder may also be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

   Under currently effective United States Treasury regulations (the "Withholding Regulations"), a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification requirements. In addition, in the case of common stock held by a foreign partnership, (1) the certification requirements are generally applied to the partners of the partnership and (2) the partnership is required to comply with certain certification requirements and to provide information, including a United States taxpayer identification number. The Withholding Regulations provide look-through rules for tiered partnerships.

   The foregoing rules apply to distributions to shareholders out of our current or accumulated earnings and profits. Different withholding rules will apply to any distributions that we pay in excess of our current or accumulated earnings and profits.

   A non-U.S. holder of common stock that is eligible for a reduced rate of United States withholding tax under a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain On Disposition Of Common Stock

   A non-U.S. holder generally will not be subject to United States Federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

  . the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by such non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated U.S. Federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

  . in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions exist;

  . we are or have been a "United States real property holding corporation" for U.S. Federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period. We believe that we are not currently, and are not likely to become, a "United States real property holding corporation" for U.S. Federal income tax purposes. If we were to become a "United States real propety holding corporation," under currently effective United States Treasury regulations, any gain recognized by a non-U.S. holder still would not be subject to U.S. Federal income tax if the shares were considered to be "regularly traded on an established securities market," and the non-U.S. holder did not hold, directly or indirectly at any time during the shorter of the periods described above, more than 5% of our common stock; or

  . the non-U.S. holder is subject to tax under provisions of the Internal Revenue Code applicable to U.S. expatriates.

Federal Estate Tax Consequences

   Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding


   We must report annually to the United States Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence. Dividend payments generally will be subject to additional information reporting requirements and backup withholding at a rate of 31% unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Withholding Regulations.

   In general, United States information reporting and backup withholding requirements will generally not apply to a payment made outside the United States of the proceeds of a sale of common stock to or through an office outside the United States of a non-United States broker. However, United States information reporting, but not backup withholding, requirements will apply to a payment made outside the United States of the proceeds of a sale of common stock through an office outside the United States of a broker that, for United States Federal Income tax purposes, is a United States person, a "controlled foreign corporation," or a foreign person that derives 50% or more of its gross income for the periods from the conduct of a trade or business in the United States, or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of common stock to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

   Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. holder's Federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

   Under the terms and subject to conditions contained in an underwriting agreement, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, CIBC World Markets Corp. and Thomas Weisel Partners LLC are acting as representatives, the following respective number of shares of common stock:

                                                                        Number
        Underwriter                                                    of Shares
        -----------                                                    ---------
   Credit Suisse First Boston Corporation.............................
   Banc of America Securities LLC.....................................
   CIBC World Markets Corp............................................
   Thomas Weisel Partners LLC.........................................
                                                                       ---------
     Total............................................................ 8,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,200,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay:

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and
 Commissions paid by
 us.....................       $              $              $              $
Expenses payable by us..       $              $              $              $

   The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except for the filing of a registration statement on Form S-8 under the Securities Act, grants of employee stock options to purchase shares of common stock under the plans disclosed in this prospectus and existing on the date of this prospectus, issuances of shares of common stock pursuant to the exercise of employee stock options outstanding on the date of this prospectus or issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants, in each case outstanding on the date of this prospectus.

   Our officers, directors and substantially all of our stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any similar transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price, up to 400,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list our shares of common stock on The Nasdaq National Market under the symbol "CHOR."

   Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the representatives and us. The principal factors to be considered in determining the public offering price include:

  . the information set forth in this prospectus and otherwise available to the underwriters;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

   Affiliates of Credit Suisse First Boston Corporation beneficially own 11,750 shares of our Series E preferred stock, which will convert into 11,750 shares of our common stock upon the completion of this offering. Affiliates of Banc of America Securities LLC beneficially own 17,996 shares of Series E preferred stock, which will convert to 17,996 shares of our common stock upon completion of this offering. Affiliates of Thomas Weisel Partners LLC beneficially own 21,140 shares of our Series E preferred stock, which will convert into 21,140 shares of our common stock upon the completion of this offering.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has acted as a lead manager or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

   A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice before any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  . where required by law, the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchasers under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock being offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas and for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. As of February 1, 2001, investment partnerships and certain members of Wilson Sonsini Goodrich & Rosati beneficially owned an aggregate of 3,163 shares of our stock. As of the date of this prospectus, a partnership affiliated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 210,197 shares of our stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at September 30, 1999 and 2000, and at December 31, 2000, and for each of the three years in the period ended September 30, 2000, and the three months ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered. This prospectus does not contain all of the information presented in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to may be only summaries of these documents. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents. Each statement is qualified in all respects by reference to the exhibit. The registration statement, including the exhibits, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part may be obtained from this office after payment of fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                            CHORUM TECHNOLOGIES INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Chorum Technologies Inc.

   We have audited the accompanying consolidated balance sheets of Chorum Technologies Inc. and subsidiaries as of September 30, 1999 and 2000, and December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000, and the three months ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chorum Technologies Inc. and subsidiaries at September 30, 1999 and 2000, and December 31, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, and the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Dallas, Texas

January 22, 2001

                            CHORUM TECHNOLOGIES INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    Unaudited Pro
                                                                        Forma
                                                                    Stockholders'
                                September 30,         December 31,     Equity
                          --------------------------  ------------  December 31,
                              1999          2000          2000          2000
                          ------------  ------------  ------------  -------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 12,344,674  $114,585,593  $ 91,467,181
 Contract receivables...       303,341           --            --
 Accounts receivable,
  net of allowance for
  returns and doubtful
  accounts of $8,000,
  $220,000 and $307,000
  at September 30, 1999
  and 2000 and December
  31, 2000,
  respectively..........       322,821     1,954,680     5,303,881
 Inventories............           --      3,428,964     9,166,766
 Prepaid expenses and
  other current
  assets................        22,576       281,613       988,443
                          ------------  ------------  ------------
   Total current
    assets..............    12,993,412   120,250,850   106,926,271
Property and equipment,
 net....................     4,221,661    16,845,917    25,031,226
Other...................           --         27,741       256,947
                          ------------  ------------  ------------
   Total assets.........  $ 17,215,073  $137,124,508  $132,214,444
                          ============  ============  ============
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.......  $    997,924  $  4,085,687  $  6,639,819
 Accrued expenses.......       700,774     4,802,179     6,871,482
 Current portion of
  capital lease
  obligations...........       897,384     3,319,089     3,430,203
 Current portion of
  note payable..........       170,713       192,976       198,982
                          ------------  ------------  ------------
   Total current
    liabilities.........     2,766,795    12,399,931    17,140,486
Capital lease
 obligations............     2,649,737     7,580,619     6,828,442
Note payable............       561,137       368,161       316,105
Commitments and
 contingencies
Stockholders' equity:
 Series A through E
  convertible preferred
  stock, par value
  $.0001:
  Authorized shares--
   54,882,769
  Issued shares--
   39,203,433,
   53,627,904 and
   53,638,736 at
   September 30, 1999
   and 2000 and
   December 31, 2000,
   respectively
  Outstanding shares--
   39,203,433,
   53,076,127 and
   53,086,959 at
   September 30, 1999
   and 2000 and
   December 31, 2000,
   respectively
  Liquidation value--
   $25,935,694,
   $160,240,310 and
   $160,427,054, at
   September 30, 1999
   and 2000 and
   December 31, 2000,
   respectively.........    24,502,689   158,780,667   158,852,456           --
 Common stock, par
  value $.0001:
  Authorized shares--
   100,000,000
  Issued shares--
   5,330,619, 8,326,120
   and 8,737,809 at
   September 30, 1999
   and 2000 and
   December 31, 2000,
   respectively
  Outstanding shares--
   5,264,994, 7,773,761
   and 8,153,214 at
   September 30, 1999
   and 2000 and
   December 31, 2000,
   respectively
  Issued shares, pro
   forma--62,376,545 at
   December 31, 2000....           534           833           874         6,238
Additional paid-in
 capital (deficit)......      (110,719)   64,983,709    91,232,574   250,079,666
Deferred compensation...           --    (49,997,756)  (63,972,639)  (63,972,639)
Note receivable from
 stockholder............       (85,201)      (89,539)      (90,620)      (90,620)
Accumulated deficit.....   (13,066,618)  (56,832,004)  (78,006,458)  (78,006,458)
Treasury stock, at cost,
 65,625 shares of common
 stock at September 30,
 1999, 552,359 shares of
 common stock and
 551,777 shares of
 Series A convertible
 preferred stock at
 September 30, 2000 and
 584,595 shares of
 common stock and
 551,777 shares of
 Series A convertible
 preferred stock at
 December 31, 2000......        (3,281)      (70,113)      (86,776)      (86,776)
                          ------------  ------------  ------------  ------------
   Total stockholders'
    equity..............    11,237,404   116,775,797   107,929,411   107,929,411
                          ------------  ------------  ------------  ------------
   Total liabilities and
    stockholders'
    equity..............  $ 17,215,073  $137,124,508  $132,214,444  $132,214,444
                          ============  ============  ============  ============

                            See accompanying notes.

                            CHORUM TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                   Fiscal Years Ended                 Three Months Ended
                                      September 30,                      December 31,
                          ---------------------------------------  -------------------------
                             1998          1999          2000         1999          2000
                          -----------  ------------  ------------  -----------  ------------
                                                                   (unaudited)
Revenues................  $       --   $        --   $  3,311,584  $       --   $  6,052,655
Cost of revenues........          --            --     12,233,528          --      7,464,011
Stock compensation--cost
 of revenues............          --            --      1,703,350          --      1,843,940
                          -----------  ------------  ------------  -----------  ------------
    Total cost of
     revenues...........          --            --     13,936,878          --      9,307,951
                          -----------  ------------  ------------  -----------  ------------
Gross profit (loss).....          --            --    (10,625,294)         --     (3,255,296)
Operating expenses:
  Research and
   development..........    1,327,161     7,998,994    16,569,423    2,356,043     6,825,045
  Selling, general and
   administrative.......    1,442,458     2,915,401     7,579,224    1,118,433     3,096,172
  Stock compensation
   expense:
   Research and
    development.........          --            --      3,806,445      286,188     3,400,893
   Selling, general and
    administrative......          --            --      6,863,078      352,254     5,858,210
                          -----------  ------------  ------------  -----------  ------------
    Total operating
     expenses...........    2,769,619    10,914,395    34,818,170    4,112,918    19,180,320
                          -----------  ------------  ------------  -----------  ------------
Loss from operations....   (2,769,619)  (10,914,395)  (45,443,464)  (4,112,918)  (22,435,616)
Other income (expense):
  Interest income.......      128,262       774,250     2,502,144      457,362     1,663,033
  Interest expense......      (31,071)     (217,171)     (824,066)    (114,259)     (401,871)
                          -----------  ------------  ------------  -----------  ------------
    Total other income
     (expense)..........       97,191       557,079     1,678,078      343,103     1,261,162
                          -----------  ------------  ------------  -----------  ------------
    Net loss............  $(2,672,428) $(10,357,316) $(43,765,386) $(3,769,815) $(21,174,454)
                          ===========  ============  ============  ===========  ============
Basic and diluted net
 loss per share.........  $     (2.77) $      (4.93) $     (14.89) $     (1.64) $      (5.75)
                          ===========  ============  ============  ===========  ============
Weighted average shares
 used to compute basic
 and diluted net loss
 per share..............      965,827     2,101,693     2,938,452    2,293,309     3,681,595
                          ===========  ============  ============  ===========  ============
Pro forma basic and
 diluted net loss per
 share (unaudited)......                             $      (0.87)              $      (0.37)
                                                     ============               ============
Weighted average shares
 used to compute pro
 forma basic and diluted
 net loss per share
 (unaudited)............                               50,581,998                 56,768,554
                                                     ============               ============


                            See accompanying notes.

                           CHORUM TECHNOLOGIES INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            Additional
                       Preferred Stock       Common Stock     Paid-In
                   ----------------------- ----------------   Capital      Deferred     Note from   Accumulated
                     Shares      Amount     Shares   Amount  (Deficit)   Compensation  Stockholders   Deficit
                   ---------- ------------ --------- ------ -----------  ------------  ------------ ------------
Balance at
October 1, 1997..  11,160,000 $    530,109   767,439  $ 77  $  (534,904) $        --     $(11,000)  $    (36,874)
 Repayments of
 notes from
 stockholders....         --           --        --    --           --            --       11,000            --
 Exercise of
 stock options
 for cash........         --           --    381,000    38       12,940           --          --             --
 Issuance of
 Series B-1
 preferred
 stock...........   6,212,259    2,025,753       --    --           --            --          --             --
 Issuance of
 Series B-2
 preferred
 stock...........   9,732,510    4,856,254       --    --           --            --          --             --
 Issuance of
 detachable
 warrants........         --           --        --    --        38,446           --          --             --
 Issuance of
 stock options to
 non-employees...         --           --        --    --         8,803           --          --             --
 Net loss........         --           --        --    --           --            --          --      (2,672,428)
                   ---------- ------------ ---------  ----  -----------  ------------    --------   ------------
Balance at
September 30,
1998.............  27,104,769 $  7,412,116 1,148,439  $115  $  (474,715) $        --     $    --    $ (2,709,302)
 Exercise of
 stock options
 for note........         --           --  2,438,430   244       81,037           --      (81,200)           --
 Interest earned
 on note from
 stockholder.....         --           --        --    --           --            --       (4,001)           --
 Exercise of
 stock options
 for cash........         --           --  1,743,750   175      121,619           --          --             --
 Purchase of
 treasury stock..         --           --        --    --           --            --          --             --
 Issuance of
 Series C
 preferred
 stock...........  12,098,664   17,090,573       --    --           --            --          --             --
 Issuance of
 detachable
 warrants........         --           --        --    --       160,590           --          --             --
 Issuance of
 stock options to
 non-employees...         --           --        --    --           750           --          --             --
 Net loss........         --           --        --    --           --            --          --     (10,357,316)
                   ---------- ------------ ---------  ----  -----------  ------------    --------   ------------
Balance at
September 30,
1999.............  39,203,433 $ 24,502,689 5,330,619  $534  $  (110,719) $        --     $(85,201)  $(13,066,618)
 Interest earned
 on note from
 stockholder.....         --           --        --    --           --            --       (4,338)           --
 Exercise of
 stock options
 for cash........         --           --  2,995,501   299    1,347,953           --          --             --
 Purchase of
 treasury stock..         --           --        --    --           --            --          --             --
 Issuance of
 Series D
 preferred
 stock...........   9,093,843   42,377,952       --    --           --            --          --             --
 Issuance of
 detachable
 warrants........         --           --        --    --     1,375,846           --          --             --
 Issuance of
 Series E
 preferred
 stock...........   5,330,628   91,900,026       --    --           --            --          --             --
 Issuance of
 stock options to
 non-employees...         --           --        --    --       395,056           --          --             --
 Deferred
 compensation
 related to stock
 options.........         --           --        --    --    61,975,573   (61,975,573)        --             --
 Amortization of
 deferred
 compensation....         --           --        --    --           --     11,977,817         --             --
 Net loss........         --           --        --    --           --            --          --     (43,765,386)
                   ---------- ------------ ---------  ----  -----------  ------------    --------   ------------
Balance at
September 30,
2000.............  53,627,904 $158,780,667 8,326,120  $833  $64,983,709  $(49,997,756)   $(89,539)  $(56,832,004)
 Interest earned
 on note from
 stockholder.....         --           --        --    --           --            --       (1,081)           --
 Exercise of
 stock option for
 cash............         --           --    411,689    41      900,439           --          --             --
 Purchase of
 treasury stock..         --           --        --    --           --            --          --             --
 Issuance of
 Series E
 preferred
 stock...........      10,832       71,789       --    --           --            --          --             --
 Deferred
 compensation
 related to stock
 options.........         --           --        --    --    25,077,926   (25,077,926)        --             --
 Issuance of
 stock options to
 non-employees...         --           --        --    --       270,500           --          --             --
 Amortization of
 deferred
 compensation             --           --        --    --           --     11,103,043         --             --
 Net loss........         --           --        --    --           --            --          --     (21,174,454)
                   ---------- ------------ ---------  ----  -----------  ------------    --------   ------------
Balance at
December 31,
2000.............  53,638,736  158,852,456 8,737,809   874   91,232,574   (63,972,639)    (90,620)   (78,006,458)
                   ========== ============ =========  ====  ===========  ============    ========   ============
                     Treasury Stock
                   -------------------
                    Shares    Amount      Total
                   --------- --------- -------------
Balance at
October 1, 1997..        --  $    --   $    (52,592)
 Repayments of
 notes from
 stockholders....        --       --         11,000
 Exercise of
 stock options
 for cash........        --       --         12,978
 Issuance of
 Series B-1
 preferred
 stock...........        --       --      2,025,753
 Issuance of
 Series B-2
 preferred
 stock...........        --       --      4,856,254
 Issuance of
 detachable
 warrants........        --       --         38,446
 Issuance of
 stock options to
 non-employees...        --       --          8,803
 Net loss........        --       --     (2,672,428)
                   --------- --------- -------------
Balance at
September 30,
1998.............        --  $    --   $  4,228,214
 Exercise of
 stock options
 for note........        --       --             81
 Interest earned
 on note from
 stockholder.....        --       --         (4,001)
 Exercise of
 stock options
 for cash........        --       --        121,794
 Purchase of
 treasury stock..     65,625   (3,281)       (3,281)
 Issuance of
 Series C
 preferred
 stock...........        --       --     17,090,573
 Issuance of
 detachable
 warrants........        --       --        160,590
 Issuance of
 stock options to
 non-employees...        --       --            750
 Net loss........        --       --    (10,357,316)
                   --------- --------- -------------
Balance at
September 30,
1999.............     65,625 $ (3,281) $ 11,237,404
 Interest earned
 on note from
 stockholder.....        --       --         (4,338)
 Exercise of
 stock options
 for cash........        --       --      1,348,252
 Purchase of
 treasury stock..  1,038,511  (66,832)      (66,832)
 Issuance of
 Series D
 preferred
 stock...........        --       --     42,377,952
 Issuance of
 detachable
 warrants........        --       --      1,375,846
 Issuance of
 Series E
 preferred
 stock...........        --       --     91,900,026
 Issuance of
 stock options to
 non-employees...        --       --        395,056
 Deferred
 compensation
 related to stock
 options.........        --       --            --
 Amortization of
 deferred
 compensation....        --       --     11,977,817
 Net loss........        --       --    (43,765,386)
                   --------- --------- -------------
Balance at
September 30,
2000.............  1,104,136 $(70,113) $116,775,797
 Interest earned
 on note from
 stockholder.....        --       --         (1,081)
 Exercise of
 stock option for
 cash............        --       --        900,480
 Purchase of
 treasury stock..     32,236  (16,663)      (16,663)
 Issuance of
 Series E
 preferred
 stock...........        --       --         71,789
 Deferred
 compensation
 related to stock
 options.........        --       --            --
 Issuance of
 stock options to
 non-employees...        --       --        270,500
 Amortization of
 deferred
 compensation            --       --     11,103,043
 Net loss........        --       --    (21,174,454)
                   --------- --------- -------------
Balance at
December 31,
2000.............  1,136,372  (86,776) $107,929,411
                   ========= ========= =============

                            See accompanying notes.

                            CHORUM TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Fiscal Years Ended September 30,          Three Months Ended
                          ---------------------------------------  --------------------------
                                                                   December 31,  December 31,
                             1998          1999          2000          1999          2000
                          -----------  ------------  ------------  ------------  ------------
                                                                   (unaudited)
Operating Activities
Net loss................  $(2,672,428) $(10,357,316) $(43,765,386) $(3,769,815)  $(21,174,454)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
 Non-cash charges from
  equity transactions...        8,803           750       395,056       16,296        270,500
 Loss on disposal of
  equipment.............        8,451         8,034        79,697          --          24,563
 Interest income on
  note receivable from
  stockholder...........          --         (4,001)       (4,338)      (1,061)        (1,081)
 Depreciation and
  amortization..........      183,186     1,142,642     2,772,458      408,548      1,762,548
 Amortization of
  discount on capital
  lease obligations.....          --         63,555       298,589       18,942        151,551
 Amortization of
  deferred
  compensation..........          --            --     11,977,817      622,146     11,103,043
 Changes in assets and
  liabilities:
   Accounts receivable..          --       (322,821)   (1,631,859)     271,971     (3,349,201)
   Contract
    receivables.........     (109,938)     (112,320)      303,341      218,288            --
   Inventory............          --            --     (3,428,964)    (468,216)    (5,737,802)
   Prepaid expenses and
    other assets........      (43,859)       21,283      (286,778)    (134,175)      (936,036)
   Accounts payable and
    accrued expenses....      258,408     1,327,044     7,189,168     (544,356)     4,349,246
                          -----------  ------------  ------------  -----------   ------------
Net cash used in
 operating activities...   (2,367,377)   (8,233,150)  (26,101,199)  (3,361,432)   (13,537,123)
Investing Activities
Proceeds from sale of
 equipment..............          --          8,650           --           --             --
Additions to property
 and equipment..........     (901,800)     (448,215)   (5,341,641)      (1,954)    (9,668,786)
                          -----------  ------------  ------------  -----------   ------------
Net cash used in
 investing activities...     (901,800)     (439,565)   (5,341,641)      (1,954)    (9,668,786)
Financing Activities
Repayment of note
 payable to
 stockholders...........      (37,000)          --            --           --             --
Proceeds from note
 payable................    1,445,165           --            --           --             --
Repayment of note
 payable................     (574,482)     (138,834)     (170,713)     (40,737)       (46,050)
Repayment of capital
 lease obligations......          --       (277,813)   (1,704,926)    (228,910)      (822,059)
Net proceeds from
 issuance of preferred
 stock..................    6,583,022    17,090,573   134,277,978   42,351,344         71,789
Net proceeds from
 issuance of common
 stock..................       12,978       121,875     1,348,252      187,394        900,480
Payment of notes
 receivable from
 stockholders...........       11,000           --            --           --             --
Payments for treasury
 stock..................          --         (3,281)      (66,832)     (13,135)       (16,663)
                          -----------  ------------  ------------  -----------   ------------
Net cash provided by
 financing activities...    7,440,683    16,792,520   133,683,759   42,255,956         87,497
                          -----------  ------------  ------------  -----------   ------------
Net increase (decrease)
 in cash and cash
 equivalents............    4,171,506     8,119,805   102,240,919   38,892,570    (23,118,412)
Cash and cash
 equivalents at
 beginning of period....       53,363     4,224,869    12,344,674   12,344,674    114,585,593
                          -----------  ------------  ------------  -----------   ------------
Cash and cash
 equivalents at end of
 period.................  $ 4,224,869  $ 12,344,674  $114,585,593  $51,237,244   $ 91,467,181
                          ===========  ============  ============  ===========   ============
Supplemental disclosure
 of cash flow
 information:
 Cash paid during the
  period for interest...  $    36,966  $    153,616  $    519,348  $    90,027   $    249,451
                          ===========  ============  ============  ===========   ============
Supplemental disclosure
 of non-cash financing
 activities:
 Warrants issued for
  capital lease
  financing.............  $    38,446  $    160,590  $  1,375,846  $       --    $        --
                          ===========  ============  ============  ===========   ============
 Purchases of property
  and equipment under
  capital leases........  $       --   $  3,960,415  $ 10,134,770  $   826,918   $     29,445
                          ===========  ============  ============  ===========   ============
 Note receivable from
  stockholder...........  $       --   $     81,200  $        --   $       --    $        --
                          ===========  ============  ============  ===========   ============

                             See accompanying notes

                            CHORUM TECHNOLOGIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information for the three months ended December 31, 1999 is unaudited)

1. Summary of Significant Accounting Policies

 The Company

   Chorum Technologies Inc. (the Company), a Delaware corporation, was founded in January 1996. The Company designs, manufactures and markets high performance fiber optic products for dynamic optical networks and distributes these products both domestically and internationally. During 2000, the Company moved from a development-stage company to a fully operational company with revenues from the sale of optical communication products. The Company currently operates in a single industry segment.

   The Company was incorporated as MacroVision Communications, Inc., on September 10, 1997, and later changed its name to Chorum Technologies Inc. The Company was formed pursuant to the transfer of all the membership interests of MacroVision Communications, LLC (the LLC), which had been formed on January 1, 1996, to the Company in exchange for company stock, followed by a liquidation of the LLC on September 18, 1997. The formation resulted in the ownership by the Company of all the assets and liabilities previously owned by the LLC.

 Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. In 1999, the Company changed its fiscal year end from September 30 to the fifty-two or fifty-three week period ending on the Friday nearest to September 30. For convenience, the accompanying financial statements have been shown as ending on the latest day of the calendar month.

 Cash and Cash Equivalents

   Cash equivalents consist primarily of highly liquid money market fund investments which have original maturities of 90 days or less. The carrying amount of cash and cash equivalents approximates fair value. The money market fund investments are comprised of the following types of securities: certificates of deposit, short-term bank notes, time deposits, and commercial paper from financial institutions.

 Concentration of Credit Risk

   Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Products are sold to customers involved in the manufacture of telecommunication and data communication technologies and products. Ongoing credit evaluations are performed of customers and generally collateral is not required. Reserves are provided for potential credit losses, however, such losses have not been significant and have been within management's expectations.

   One customer accounted for all revenues for the fiscal year ended September 30, 2000 and the three months ended December 31, 2000. As of September 30, 2000 and December 31, 2000 all accounts receivable were from three and four customers, respectively.

 Inventories

   Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventories consist of the following:

                                                      September 30, December 31,
                                                          2000          2000
                                                      ------------- ------------
     Raw materials...................................  $1,070,644     2,391,892
     Work in process.................................   1,903,092     5,300,936
     Finished goods..................................     455,228     1,473,938
                                                       ----------    ----------
       Total.........................................  $3,428,964    $9,166,766
                                                       ==========    ==========

                            CHORUM TECHNOLOGIES INC.

 Property and Equipment

   Property and equipment are recorded at cost and are depreciated using the straight-line method over average useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

 Revenue Recognition

   The Company recognizes revenue when the product has been shipped and there are no uncertainties with respect to customer acceptance. The Company warrants its products against defects in materials and workmanship for one year. When revenue is recognized, an allowance is provided for the estimated cost of warranty obligations to repair products and for the estimated return of defective products.

 Unaudited Pro Forma Stockholders' Equity

   If the offering contemplated by the Company is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into 53,086,959 shares of common stock based on the shares of convertible preferred stock outstanding at December 31, 2000. The unaudited pro forma stockholders' equity reflects such conversion.

 Research and Development

   Research and development costs are expensed when incurred. The Company has been awarded contracts from agencies of the United States government whereby the Company has obligations to provide contractual research and development services. These contracts commit the Company to provide a prescribed level of effort, in the form of technical data, subject to contract guidelines and specifications, within certain time periods. Amounts received under the contractual terms of these arrangements of $712,953, $1,151,345 and $775,356 for the fiscal years ended September 30, 1998, 1999 and 2000, respectively have been reflected as a reduction of research and development expense in the accompanying consolidated statements of operations.

 Advertising Costs

   Advertising costs are included in selling, general and administrative expense. These expenses relate primarily to promotions, trade shows, direct mailings, and various media costs, and are expensed as incurred. Advertising costs were $7,822, $305,515, $851,619 and $143,998 for the fiscal years ended September 30, 1998, 1999 and 2000 and the three months ended December 31, 2000, respectively.

 Stock-Based Compensation

   Stock-based awards to employees are accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123) has been adopted.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                            CHORUM TECHNOLOGIES INC.

 Comprehensive Loss

   Comprehensive net loss was the same as net loss for the fiscal years ended September 30, 1998, 1999 and 2000 and the three months ended December 31, 2000.

 Income Taxes

   Income taxes are presented under the asset and liability method of accounting for income taxes whereby a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefit only to the extent, based on available evidence, it is more likely than not such benefit will be realized.

 Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission issued SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Our current revenue recognition practices comply with SAB 101.

   In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation--and interpretation of APB Opinion 25." Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for certain matters, specifically (a) the definition of an employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. We adopted interpretation No. 44, which did not have a material impact on our financial position or results of operations.

2. Property and Equipment

   Property and equipment consists of the following:

                                                                     December
                                               September 30,            31,
                                          ------------------------  -----------
                                             1999         2000         2000
                                          -----------  -----------  -----------
     Equipment........................... $ 4,858,939  $17,792,126  $27,733,054
     Furniture and fixtures..............     290,840    1,171,032      840,265
     Leasehold improvements..............     447,031    1,465,265    1,518,211
                                          -----------  -----------  -----------
                                            5,596,810   20,428,423   30,091,530
     Less accumulated depreciation.......  (1,375,149)  (3,582,506)  (5,060,304)
                                          -----------  -----------  -----------
                                          $ 4,221,661  $16,845,917  $25,031,226
                                          ===========  ===========  ===========

   Depreciation expense and capital lease related amortization expense totaled $183,186, $1,142,642, $2,772,458 and $1,488,359 for the fiscal years ended
September 30, 1998, 1999 and 2000 and the three months ended December 31, 2000, respectively. The Company entered into capital leases for equipment of approximately $3,960,000, $10,135,000 and $29,000 during fiscal years 1999 and 2000 and the three months ended December 31, 2000, respectively.

                            CHORUM TECHNOLOGIES INC.

3. Accrued Expenses

   Accrued expenses consist of the following:

                                                   September 30,    December 31,
                                                ------------------- ------------
                                                  1999      2000        2000
                                                -------- ---------- ------------
     Compensation and payroll taxes............ $499,210 $1,860,062  $2,447,331
     Deferred revenue..........................      --   1,249,971   1,982,545
     Employee benefits.........................   72,362    327,016     395,491
     Franchise, property and use taxes.........  116,202    257,679     536,185
     Other.....................................   13,000  1,107,451   1,509,930
                                                -------- ----------  ----------
                                                $700,774 $4,802,179  $6,871,482
                                                ======== ==========  ==========

4. Related Party Transaction

   On October 15, 1998, an officer exercised an option to purchase 2,438,430 shares of common stock in exchange for a full-recourse promissory note payable for interest and principal totaling $81,200. The note bears interest at 5.12%, is also collateralized by a pledge of the Company's stock, and matures, together with all accrued interest on the note, on October 15, 2005. The balance due under this note was $85,201, $89,539 and $90,620 at September 30, 1999 and 2000 and December 31, 2000, respectively.

5. Note Payable

   A note payable of $731,850, $561,137 and $515,087 is outstanding at September 30, 1999 and 2000 and December 31, 2000, respectively. The note bears interest at 13.04% and is collateralized by certain equipment, software, and leasehold improvements. The note is payable in monthly installments of principal and interest of $20,955 plus an additional payment of $130,602 due on October 1, 2002. Future maturities under this note payable as of December 31, 2000 are as follows: 2001--$198,982 and 2002--$316,105.

6. Employee Benefit Plans

   On February 1, 1999, the Company began a defined contribution 401(k) plan. The 401(k) plan covers all full-time employees who are at least 18 years of age and have completed three months of service. Participants may contribute up to 15% of pre-tax compensation, subject to certain limitations. Company contributions are discretionary and no contributions have been made to date.

   During 1998, the Company maintained a SIMPLE IRA defined contribution plan under section 408(p) of the Internal Revenue Code of 1996 (the Plan). The Plan covered all employees who were reasonably expected to receive at least $5,000 of compensation for a given calendar year. Plan participants could make pre-tax contributions to the Plan up to $6,000 for a given calendar year, subject to future cost-of-living increases. The Company was required to contribute a match for all employee contributions to the Plan, subject to an annual cap of 3% of each participant's annual compensation for a calendar year. The Plan was terminated December 31, 1998. Company contributions to the Plan were $22,112 and $20,853 for the fiscal years ended September 30, 1998 and 1999, respectively.

                            CHORUM TECHNOLOGIES INC.

7. Income Taxes

   The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to loss before provision for income taxes is explained below:

                                                                   Three Months
                                                                      Ended
                              Fiscal Years Ended September 30,     December 31,
                             ------------------------------------  ------------
                               1998        1999          2000          2000
                             ---------  -----------  ------------  ------------
   Tax (benefit) at federal
    statutory rate.........  $(935,350) $(3,625,061) $(15,317,885) $(7,411,059)
   State tax benefit (net
    of federal)............        --           --     (1,052,653)    (414,529)
   Research tax credits....    (62,706)    (363,523)     (800,016)    (331,403)
   Nondeductible equity-
    based compensation.....        --           --      2,722,036    2,450,883
   Other...................      1,705       (2,713)     (267,462)       4,426
   Increase in valuation
    allowance..............    996,351    3,991,297    14,715,980    5,701,682
                             ---------  -----------  ------------  -----------
     Total provision.......  $     --   $       --   $        --   $       --
                             =========  ===========  ============  ===========

   Significant components of the Company's deferred tax assets are as follows:

                                           September 30,         December 31,
                                      -------------------------  ------------
                                         1999          2000          2000
                                      -----------  ------------  ------------
   Deferred tax assets
     Net operating loss
      carryforwards.................. $ 4,227,158  $ 15,068,226  $ 17,855,873
     Depreciation....................     237,395       474,486       422,045
     Research and development
      carryforwards..................     426,229     1,226,245     1,557,648
     Accrued expenses and inventory
      reserves.......................     227,008     1,380,114     2,407,876
     Deferred compensation...........         --      1,602,337     3,157,248
     Other...........................       3,224        85,586       137,986
                                      -----------  ------------  ------------
   Deferred tax assets...............   5,121,014    19,836,994    25,538,676
     Deferred tax assets valuation
      allowance......................  (5,121,014)  (19,836,994)  (25,538,676)
                                      -----------  ------------  ------------
   Net deferred tax assets........... $       --   $        --   $        --
                                      ===========  ============  ============

   The valuation allowance increased by $3,991,297, $14,715,980 and $5,701,682 during the fiscal years ended September 30, 1999 and 2000 and the three months ended December 31, 2000, respectively.

   Deferred tax assets are recognized if realization of such assets is more likely than not. Based on the weight of available evidence, which included the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

   As of December 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $47,100,000. As of December 31, 2000, the Company also had federal and state research and development tax credit carryforwards of approximately $1,558,000. The net operating loss and tax credit carryforwards will expire at various dates beginning in fiscal 2017 through 2020, if not utilized.

   Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitations may result in the expiration of net operating losses and tax credit carryforwards before utilization.

                            CHORUM TECHNOLOGIES INC.

8. Stockholders' Equity

 Stock Split

   In January 2000, the Board of Directors and stockholders approved a three-for-one stock split of the common and preferred stock. All preferred stock, common stock, common stock equivalent shares, and per share amounts have been adjusted retroactively to give effect to the stock split.

 Preferred Stock

   The Company has six series of preferred stock outstanding at December 31, 2000. Series A Preferred Stock (Series A), Series B-1 Preferred Stock (Series B-1), Series B-2 Preferred Stock (Series B-2), Series C Preferred Stock (Series
C), Series D Preferred Stock (Series D) and Series E Preferred Stock (Series E) were authorized, issued and outstanding at September 30, 2000. Collectively, Series A, Series B-1, Series B-2, Series C, Series D and Series E are referred to as the "Preferred Stock." Preferred stock consists of the following:

                                                          Shares
                                             ---------------------------------
     Series    Date of Issuance  Share Price Authorized   Issued   Outstanding
     ------    ----------------  ----------- ----------   ------   -----------
     A        September 19, 1997  $ 0.1666   11,160,000 11,160,000 10,608,223
     B-1      October 9, 1997       0.3333    6,212,259  6,212,259  6,212,259
     B-2      June 3, 1998          0.5000    9,810,510  9,732,510  9,732,510
     C        November 4, 1998      1.4166   12,600,000 12,098,664 12,098,664
     D        November 10, 1999     4.6633    9,600,000  9,093,843  9,093,843
     E        September 5, 2000    17.2400    5,500,000  5,341,460  5,341,460
                                             ---------- ---------- ----------
                                             54,882,769 53,638,736 53,086,959
                                             ========== ========== ==========

   Upon conversion of the LLC interest into the Company on September 19, 1997 (See Note 1), Series A was issued to the equity holders of the LLC for its $530,109 equity interest. This equity interest was converted to 11,160,000 shares of Series A, which has liquidation value of $0.1666 per share.

   The shares of preferred stock are convertible at the option of the holder but are subject to automatic conversion upon the closing of a firm underwritten public offering commitment pursuant to a registration statement on Form S-1 or Form SB-2 filed under the Securities Act of 1933, as amended, in which the aggregate offering proceeds of such securities equals at least $20 million or upon the affirmative vote of the holders of at least 51% of the outstanding shares of the preferred stock, excluding outstanding Series A. The conversion rate is initially one share of common stock for each share of preferred stock, but is subject to adjustment as set forth in the Certificate of Incorporation. Holders of preferred stock have voting rights equal to the number of common shares they would have upon conversion of the preferred stock. In addition, holders of preferred stock have certain additional voting rights as set forth in the Certificate of Incorporation.

   Holders of Series B-1, B-2, C, D and E are entitled to receive dividends when and if declared by the Board of Directors, prior to and in preference to any declaration or payment of any dividend on the Series A or common stock of the Company, at a per share rate of $0.0333, $0.05, $0.1417, $0.4663 and $1.724, respectively, per annum, or, if greater, an amount equal to that paid on any other shares of the Company. After the dividend has been paid on Series B-1, B-2, C, D, and E, holders of Series A are entitled to receive dividends prior to and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.0167 per share per annum, or, if greater, an amount equal to that paid on any other shares of the Company. Such dividends shall not be cumulative. As of December 31, 2000, the Company had declared no dividends on either its common stock or preferred stock.

                            CHORUM TECHNOLOGIES INC.

   Holders of Series B-1, B-2, C, D and E are entitled to the following liquidation preferences: first, amounts paid for preferred stock ($0.3333 per share, $0.50 per share, $1.4167 per share, $4.663 per share and $17.24 per share, respectively), plus declared but unpaid dividends. Thereafter, holders of Series A shall receive $0.1666 for each such outstanding share, plus declared but unpaid dividends on each such share. Any remaining proceeds will be distributed to the holders of common stock on a pro rata basis.

 Warrants

   In connection with certain equipment financing facilities (See Note 10), the Company issued warrants to purchase preferred shares.

   In September 1998, a warrant was issued to purchase 75,385 shares of Series B-2 at a price of $1.16 per share. The warrant is exercisable at the earlier of seven years from the date of grant or three years from the effective date of the Company's initial public offering. The fair value of the warrant of approximately $38,000 was determined using the Black-Scholes method and was recorded as a credit to additional paid-in capital and is being recognized as additional interest expense over the term of the respective facility.

   In January 1999, a warrant was issued to purchase 176,472 shares of Series C at a price of $1.42 per share. The warrant is exercisable at the earlier of seven years from the date of grant or three years from the effective date of the Company's initial public offering. The fair value of the warrant of approximately $161,000 was determined using the Black-Scholes method and was recorded as a credit to additional paid-in capital and is being recognized as additional interest expense over the term of the respective facility.

   In March 2000, a warrant was issued to purchase 77,088 shares of Series D at a price of $4.67 per share. The warrant is exercisable at the earlier of seven years from the date of grant or three years from the effective date of the Company's initial public offering. The fair value of the warrant of approximately $514,000 was determined using the Black-Scholes method and was recorded as a credit to additional paid-in capital and is being recognized as additional interest expense over the term of the respective facility.

   In connection with the Company's $10,000,000 lease line of credit that the Company obtained in June 2000, a warrant was issued to purchase 85,653 shares of Series D at a price of $4.67 per share. The warrant is exercisable at any time from the date of grant through the expiration date of the warrant of June 2007. The fair value of the warrant of approximately $862,000 was determined using the Black-Scholes method and was recorded as a credit to additional paid-in capital and is being recognized as additional interest expense over the term of the respective facility.

 Stock Options

   In 1997, the Board of Directors approved the adoption of a stock option plan, as amended (the 1997 Plan), which authorized the grant of options to purchase shares of common stock. The 1997 Plan provides for the granting of options and issuance of shares to eligible employees, consultants, and members of the Board of Directors to purchase common stock at an exercise price of not less than the par value, and, in the case of incentive options, not less than 100% of the fair market value per share on the date of grant as determined by the Board of Directors. Fair market value of the Company's common stock, in absence of trading on a national or regional exchange, is determined by the Board of Directors. All employees, consultants, and Board members are eligible to participate in the 1997 Plan. The 1997 Plan is administered by the Board of Directors, who determine the number of shares for which options will be granted, the effective dates of the grants, the option price, and the vesting schedules. All options under the 1997 Plan have a ten-year term and typically vest over four years from the effective date of grant. Unless otherwise established, options granted pursuant to the 1997 Plan vest 25% upon the completion of 12 months of service and at a rate of 1/48 of the shares granted each month thereafter. Certain option grants became exercisable upon grant, upon achievement of certain performance objectives, or within 30 days after grant pursuant to agreements with the employees.

                            CHORUM TECHNOLOGIES INC.

   Options granted under the 1997 Plan are immediately exercisable, subject to a right of repurchase by the Company at the original exercise price for all unvested shares. Once the optionee vests in the shares underlying the option and until certain events occur, the Company has a right of first refusal to repurchase these shares after the individual has received a bona fide third-party offer with respect to those vested shares.

   In fiscal 2000, 551,777 shares of Series A were transferred to the Company by an officer and principal stockholder and a corresponding number of option grants to purchase shares of common stock were issued to certain employees. The Company recorded the transfer of the shares of Series A as treasury stock. In September 2000, a total of 551,777 options were granted under the 1997 Plan to certain employees at an exercise price of $3.68 and will vest at the end of one year.

   The following table summarizes the activity since inception through December 31, 2000.

                                                                      Weighted
                                            Options     Options       Average
                                           Authorized Outstanding  Exercise Price
                                           ---------- -----------  --------------
   At October 1, 1997.....................        --         --        $ --
     Authorized...........................  6,930,000        --          --
     Granted..............................        --   4,207,530        0.03
     Exercised............................        --    (381,000)       0.04
     Canceled.............................        --     (46,200)       0.04
                                           ---------- ----------       -----
   At September 30, 1998..................  6,930,000  3,780,330       $0.03
     Granted..............................        --   1,771,794        0.14
     Exercised............................        --  (4,182,180)       0.05
     Canceled.............................        --     (62,094)       0.12
                                           ---------- ----------       -----
   At September 30, 1999..................  6,930,000  1,307,850       $0.13
     Authorized...........................  7,778,706        --          --
     Granted..............................        --   7,352,891        1.38
     Exercised............................        --  (2,995,501)       0.45
     Canceled.............................        --    (403,375)       0.36
                                           ---------- ----------       -----
   At September 30, 2000.................. 14,708,706  5,261,865       $1.68
     Authorized...........................  1,454,333        --          --
     Granted..............................        --   2,738,401        7.33
     Exercised............................        --    (411,689)       2.16
     Canceled.............................        --     (83,206)       1.55
                                           ---------- ----------       -----
   At December 31, 2000................... 16,163,039  7,505,371       $2.92
                                           ========== ==========       =====

   At December 31, 2000, 1,271,893 shares were available for issuance.

                            CHORUM TECHNOLOGIES INC.

   The following table summarizes the stock options outstanding as of December 31, 2000:

                 Options Outstanding                       Options Exercisable
     -----------------------------------------------    -----------------------------
                                         Weighted
                                          Average
                                         Remaining
                                        Contractual       Number          Number
        Range of          Number           Life         Exercisable     Exercisable
     Exercise Price     Outstanding       (Years)        (Vested)       (Unvested)
     ---------------    -----------     -----------     -----------     -----------
     $0.14 - $0.47       2,069,306         9.01           374,256        1,695,050
     $0.93 - $1.85       2,223,723         9.67            13,680        2,210,043
          $3.68          2,424,277         9.74               --         2,424,277
     $5.18 - $7.30         449,317         9.79               --           449,317
     $15.52 - $17.24       338,748         9.88               --           338,748
                         ---------         ----           -------        ---------
     $0.14 - $17.24      7,505,371         9.53           387,936        7,117,435
                         =========         ====           =======        =========

   At December 31, 2000, all options outstanding were exercisable, but only 387,936 were vested. A total of 4,324,977 shares of the common stock outstanding were acquired and have not vested as of December 31, 2000. Should the employees who hold these shares leave employment before the shares are completely vested, the Company may reacquire the unvested shares at the same price at which they were acquired. In fiscal years 1999 and 2000 and the three months ended December 31, 2000, the Company acquired 65,625, 486,734 and 32,236 shares, respectively, related to this provision.

   On October 11, 2000, the Board of Directors approved the 2000 Equity Incentive Plan (2000 Plan), the Employee Stock Purchase Plan (Employee Plan) and the 2000 Director Option Plan (2000 Director Plan). No grants have been made under these plans.

   The 2000 Plan provides for the granting of options and issuance of shares to employees, consultants, and non-employee members of the Board of Directors. Stock options granted under the 2000 Plan may be either options that are intended to qualify for treatment as incentive stock options under Section 422 of the Internal Revenue Code or options that do not qualify (non-qualified stock options). The exercise price for incentive stock options granted under the 2000 Plan may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for non-statutory options granted under the 2000 Plan may not be less than 85% of the fair market value of our common stock on the option date of grant. A total of 3,900,000 shares of common stock have been reserved for issuance under the 2000 Plan. As of September 30, of each year, starting in 2001 and continuing through 2006, the number of shares reserved for issuance under the 2000 Plan will be increased automatically by 5% of the total number of common stock then outstanding or, if less, by 2,000,000 shares.

   The Employee Plan permits eligible employees to purchase common stock through payroll deductions and the plan is intended to qualify under
Section 423 of the Internal Revenue Code. Each employee's payroll deduction may not exceed 15% of the employee's cash compensation. The price of each share of common stock purchased under the Employee Plan will be 85% of the lower of the fair market value of common stock on the date immediately before the first date of the applicable offering period or the fair market value per share of common stock on the last day of the applicable offering period. Employees may end their participation in the Employee Plan at any time and the Board of Directors may amend or terminate the plan at any time. A total of

                            CHORUM TECHNOLOGIES INC.

1,000,000 shares of common stock have been reserved for issuance under the Employee Plan. The number of shares reserved for issuance under the Employee Plan will be increased automatically by 1% of the total number of shares of common stock then outstanding or, if less, by 1,000,000 shares.

   The 2000 Director Plan permits only non-employee members of the Board of Directors to be eligible for option grants. The options have a 10-year term, except that they expire one year after a director leaves the board. The Board of Directors may amend or terminate the 2000 Director Plan at any time. If the Board of Directors amends the 2000 Director Plan, it does not require stockholder approval of the amendment, unless applicable law requires it. A total of 300,000 shares of common stock have been reserved for issuance under the 2000 Director Plan and starting in September 2001 and continuing through 2006, the number of shares reserved for issuance will increase by 50,000 shares.

 Deferred Compensation

   During the fiscal year ended September 30, 2000 and the three months ended December 31, 2000, the Company recorded aggregate deferred compensation for employees of $61,975,573 and $25,077,926, respectively representing the difference between the exercise price of stock options granted and the then deemed fair value of the common stock. These amounts are being amortized as charges to operations, using the graded method, over the vesting periods of the individual stock options, generally four years. Under the graded method, approximately 52%, 27%, 15%, and 6%, respectively, of each options compensation expense is recognized in each of the four years following the date of the grant. For the fiscal year ended September 30, 2000 and the three months ended December 31, 2000, the Company amortized $11,977,817 and $11,103,043, respectively of deferred compensation.

   In fiscal year 2000, the Company granted 43,524 options to certain non-employees for services performed. These options were granted under the 1997 Plan. The Company accounts for stock based awards issued to non-employees for services received in accordance with the fair value method and accordingly expense of $395,056 was recognized for the fiscal year ended September 30, 2000.


 Pro Forma Disclosure of the Effect of Stock Compensation Expense

   The Company has elected to follow APB Opinion No. 25 (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, there is no compensation expense recognized.

                            CHORUM TECHNOLOGIES INC.

   Pro forma information regarding net loss is required by FAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the fiscal periods ended September 30, 1998, 1999 and 2000 and the three months ended December 31, 2000 under the fair value method of FAS 123. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: no dividend payouts expected, expected option life of four years, and a risk free interest rate averaging 6.5%. The weighted average fair value of options granted was $0.01, $0.05, $10.15 and $10.81, in the fiscal years ended September 30, 1998, 1999 and 2000 and the three months ended December 31, 2000, respectively.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because, among other things, changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

   If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the method provided for under FAS 123, then the Company's net loss would have been as indicated in the pro forma amount below:

                                                                  Three Months Ended
                                                                     December 31,
                         -----------  ------------  ------------  ------------------
                            1998          1999          2000             2000
                         -----------  ------------  ------------  ------------------
Net loss:
  As reported........... $(2,672,428) $(10,357,316) $(43,765,386)    $(21,174,454)
  Pro forma............. $(2,684,428) $(10,394,316) $(43,937,386)    $(21,736,557)
Basic and diluted
 earnings per share:
  As reported........... $     (2.77) $      (4.93) $     (14.89)    $      (5.75)
  Pro forma............. $     (2.78) $      (4.95) $     (14.95)    $      (5.90)

 Common Stock

   At December 31, 2000, common stock reserved for future issuance is as follows:

                                                                        Shares
                                                                      ----------
     Options:
     Outstanding and available for grant ............................  8,777,264
     Preferred Stock Conversion...................................... 53,086,959
     Warrants........................................................    414,598
                                                                      ----------
                                                                      62,278,821
                                                                      ==========

9. Net Loss Per Common Share--Basic and Diluted

   Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period less shares subject to repurchase. Shares subject to repurchase are not included in the computations of basic and diluted net loss per share until the time-based vesting restrictions have lapsed. Pro forma basic and diluted net loss per common share, as presented in the consolidated statements of operations, have been computed as described above and also give effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                            CHORUM TECHNOLOGIES INC.

   The following table presents the calculation of basic and diluted net loss per common share and pro forma basic and diluted net loss per common share:

                                  Fiscal Years Ended                 Three Months Ended
                                     September 30,                      December 31,
                         ---------------------------------------  -------------------------
                            1998          1999          2000         1999          2000
                         -----------  ------------  ------------  -----------  ------------
                                                                  (unaudited)
Net loss................ $(2,672,428) $(10,357,316) $(43,765,386) $(3,769,815) $(21,174,454)
Basic and diluted:
  Weighted average
   common shares
   outstanding..........     969,655     4,381,609     6,853,844    6,141,066     8,073,837
  Less: shares subject
   to repurchase........      (3,828)   (2,279,916)   (3,915,392)  (3,847,757)   (4,392,242)
                         -----------  ------------  ------------  -----------  ------------
Weighted average shares
 used to compute basic
 and diluted net loss
 per share..............     965,827     2,101,693     2,938,452    2,293,309     3,681,595
                         ===========  ============  ============  ===========  ============
Basic and diluted net
 loss per share......... $     (2.77) $      (4.93) $     (14.89) $     (1.64) $      (5.75)
                         ===========  ============  ============  ===========  ============
Pro forma unaudited:
  Shares used above.....                               2,938,452                  3,681,595
  Pro forma adjustment
   to reflect weighted
   effect of the assumed
   conversion of
   preferred stock......                              47,643,546                 53,086,959
                                                    ------------               ------------
  Weighted average
   shares used to
   compute pro forma
   basic and diluted net
   loss per common
   share................                              50,581,998                 56,768,554
                                                    ============               ============
  Pro forma basic and
   diluted net loss per
   share................                            $      (0.87)              $      (0.37)
                                                    ============               ============

   The Company has excluded the impact of all convertible preferred stock, common shares subject to repurchase, warrants for convertible preferred stock and outstanding stock options from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented.

10. Commitments and Contingencies

   Certain of the Company's products are procured under both short- and long-term supply agreements, some of which are supplied by a relatively few number of suppliers.

   During fiscal 1999 and 2000, the Company utilized a capital lease facility from a finance company. Under the terms of the master lease agreement, qualified equipment up to an aggregate purchase price of $5,859,020 for 1999, $6,400,000 for 2000 and software and tenant improvements up to an aggregate purchase price of $770,297 for 1999 and $1,600,000 for 2000 can be acquired under this lease. Equipment and tenant improvements obtained under this lease facility will be paid ratably over a 48-month term. At the end of the lease term, the Company has the option to return, extend the lease at mutually agreeable rates, or purchase the equipment at no more than 15% of the equipment's cost. The amount outstanding under the lease facility was $3,682,602, $12,112,446 and $11,319,832 as of September 30, 1999 and 2000 and
December 31, 2000, respectively. In connection with these lease facilities, the Company issued warrants to acquire preferred stock (See Note 8). The unamortized discount incurred in connection with issuance of these warrants totaled approximately $1,061,000 at December 31, 2000.

                         CHORUM TECHNOLOGIES INC.

   At December 31, 2000, Future minimum lease payments under outstanding capital lease facilities are as follows:

     2001.......................................................... $ 4,224,898
     2002..........................................................   4,223,376
     2003..........................................................   3,336,378
     2004..........................................................   1,102,672
     2005..........................................................         --
                                                                    -----------
     Total minimum lease payments..................................  12,887,324
     Less: Amount representing interest............................  (2,628,679)
                                                                    -----------
     Present value of capitalized lease obligations................  10,258,645
     Less: Current portion.........................................  (3,430,203)
                                                                    -----------
     Long-term portion of capitalized lease obligations............ $ 6,828,442
                                                                    ===========

   In June 2000, the Company entered into a $10,000,000 lease line of credit to acquire qualified equipment, software and tenant improvements. As of September 30, 2000, the Company had not drawn on this lease line.

   The cost of property and equipment under capital leases was $3,960,415, $14,095,125 and $14,124,630 at September 30, 1999 and 2000 and December 31,
2000, respectively. The accumulated amortization for property and equipment under capital leases was $739,716, $2,636,277 and $3,514,942 at September 30, 1999 and 2000 and December 31, 2000, respectively.

   The Company also leases its facility and certain equipment under non-cancelable operating leases that expire in various years through 2003. Total rent expense was $106,482, $353,100, $916,773 and $510,956 for the fiscal years ended September 30, 1998, 1999 and 2000 and for the three months ended December 31, 2000, respectively. At December 31, 2000, minimum future rental payments due under noncancelable operating leases are as follows:

     2001........................................................... $ 2,202,464
     2002...........................................................   2,189,312
     2003...........................................................   1,964,580
     2004...........................................................   1,851,030
     2005...........................................................   1,112,448
     Thereafter.....................................................     962,325
                                                                     -----------
       Total........................................................ $10,282,159
                                                                     ===========

                                   [ART WORK]

                              [INSIDE BACK COVER]

   The inside back cover of the prospectus starts with a centered graphic, situated one-fourth of the way down the back cover.

   Connected to and extending under the graphic are four lines (side by side in the middle of the page).

   Connected to the four lines extending from the centered graphic is the Company's trademarked logo.

   Connected to and extending under the text are four lines (side by side in the middle of the page) intersecting with another centered graphic, three-fourths of the way down the back cover.

                         [LOGO OF CHORUM TECHNOLOGIES]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   SEC Registration fee............................................. $   41,400
   NASD fee.........................................................     15,500
   Nasdaq National Market listing fee...............................      5,000
   Printing and engraving expenses..................................    175,000
   Legal fees and expenses..........................................    500,000
   Accounting fees and expenses.....................................    400,000
   Blue sky fees and expenses.......................................     10,000
   Custodian and transfer agent fees................................     10,000
   Miscellaneous fees and expenses..................................    243,100
                                                                     ----------
       Total........................................................ $1,400,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit indemnification under limited circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act"). Our by-laws provide for mandatory indemnification of our directors, officers and employees to the maximum extent permitted by the Delaware General Corporation Law. Our Certificate of Incorporation provides that, under Delaware law, our officers and directors shall not be liable for monetary damages for breach of the officers' or directors' fiduciary duty as officers or directors to our stockholders and us. This provision in the Certificate of Incorporation does not eliminate the officers' or directors' fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each officer or director will continue to be subject to liability for breach of the officer's or director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the officer or director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect an officer's or director's responsibilities under any other law, like the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our officers and directors, a form of which is attached as Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 7 of the underwriting agreement contained in Exhibit 1.1 to this prospectus, indemnifying officers and directors of ours against limited liabilities.

Item 15. Recent Sales of Unregistered Securities

   Since inception, we have issued and sold the following securities:

     1. From inception through December 31, 2000, we granted direct issuances or stock options to purchase 16,070,616 shares of our common stock at exercise prices ranging from $0.03 to $17.24 per share to employees, consultants, directors and other service providers under our 1997 Stock Plan.

     2. From inception through December 31, 2000, we issued and sold an aggregate of 7,970,370 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $2,383,573 under direct issuances or exercises of options granted under our 1997 Stock Plan.

     3. In September 1997, we issued and sold 825,000 shares of our Common Stock for an aggregate cash purchase price of approximately $13,750 to ten of our employees pursuant to a series of stock purchase agreements and 11,160,000 shares of our Series A Preferred Stock in exchange for all the membership interests in MacroVision Communications, L.L.C., valued at approximately $1,860,000 to Pei-Lan Wang, Jian-Yu Liu, Kuang-Yi Wu, Cheng Sun Lan, Shen Chia Wong and Li Hung Yang pursuant to a series of stock purchase agreements.

     4. In October 1997, we issued and sold 6,212,259 shares of our Series B-1 Preferred Stock for an aggregate purchase price of approximately $2,071,000 to a group of 19 accredited investors under a stock purchase agreement.

     5. In June 1998, we issued and sold 9,732,510 shares of our Series B-2 Preferred Stock for an aggregate purchase price of approximately $4,866,000 to a group of 19 accredited investors under a stock purchase agreement.

     6. In September 1998, we issued a warrant to purchase 75,385 shares of our Series B-2 Preferred Stock with an exercise price of $1.161 per share to Comdisco, Inc.

     7. In November 1998, we issued and sold 12,098,664 shares of our Series C Preferred Stock for an aggregate purchase price of approximately $17,140,000 to a group of 38 accredited investors under a stock purchase agreement.

     8. In January 1999, we issued a warrant to purchase 176,472 shares of our Series C Preferred Stock with an exercise price of $1.4166 per share to Comdisco, Inc.

     9. In November 1999, we issued and sold 9,093,843 shares of our Series D Preferred Stock for an aggregate purchase price of approximately $42,408,000 to a group of 62 accredited investors under a stock purchase agreement.

     10. In March 2000, we issued a warrant to purchase 77,088 shares of our Series D Preferred Stock with an exercise price of $4.67 per share to Comdisco, Inc.

     11. In June 2000, we issued a warrant to purchase 85,653 shares of our Series D Preferred Stock with an exercise price of $4.67 per share to Imperial Bancorp.

     12. In September and October 2000, we issued and sold 5,341,460 shares of our Series E Preferred Stock for an aggregate purchase price of approximately $92,087,000 to a group of 90 accredited investors under a stock purchase agreement.

   The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

   All of the securities referenced above are deemed restricted securities for purposes of the Securities Act. No underwriters were involved in any of the security sales referenced above.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1     Form of Underwriting Agreement.

  3.1** Restated Certificate of Incorporation of the Registrant, as amended to date.

  3.2**   Form of Amended and Restated Certificate of Incorporation of the
          Registrant to be effective upon the completion of the offering made under this Registration Statement.

  3.3**   Bylaws of the Registrant.

  3.4** Form of Bylaws of the Registrant to be effective upon the completion of the offering made under this Registration Statement.

  4.1**   Reference is made to Exhibits 3.1, 3.2 and 3.3.

  4.2*    Form of Registrant's Common Stock certificate.

  4.3**   Amended and Restated Investors' Rights Agreement, dated September 5,
          2000.

  4.4**   Warrant to Purchase Stock between the Registrant and Imperial
          Bancorp, dated June 1, 2000.

  4.5** Warrant to Purchase Stock between the Registrant and Comdisco, Inc., dated September 22, 1998.

  4.6** Warrant to Purchase Stock between Registrant and Comdisco, Inc., dated January 22, 1999.

  4.7** Warrant to Purchase Stock between Registrant and Comdisco, Inc., dated March 1, 2000.

  5.1     Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP.

 10.1** Form of Indemnification Agreement entered into between Registrant and its directors and officers.

 10.2**   1997 Stock Plan.

 10.3**   2000 Equity Incentive Plan.

 10.4**   Employee Stock Purchase Plan.

 10.5**   2000 Director Option Plan.

 10.6**   Lease between GUS-Enterprises-XII, L.L.C. and the Registrant, dated
          November 11, 1999.

 10.7** Lease between Cardinal Collins Tech Center, Inc. and the Registrant, dated April 1, 1998.

 10.8**   Master Lease Agreement between Imperial Bank Equipment Leasing
          Division and the Registrant, dated July 7, 2000.

 10.9** Master Lease Agreement between Comdisco, Inc. and the Registrant, dated September 22, 1998.

 10.10**  Lease between East Collins L.P. and the Registrant, dated October 10,
          2000.

 10.11**+ OEM Purchase and Sale Agreement between Nortel Networks Limited and the Registrant, effective January 1, 2000.

 10.12**+ Amendment No. 1 to the OEM Purchase and Sale Agreement between Nortel
          Networks Limited, and the Registrant, dated October 12, 2000.

 21.1**   Subsidiary List.

 23.1     Consent of Ernst & Young LLP, independent auditors.

 Exhibit
   No.                                Description
 -------                              -----------
 23.2    Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP, counsel to the Registrant. Reference is made to Exhibit 5.1.

 24.1**  Power of Attorney. Reference is made to page II-5.

 27.1**  Financial Data Schedule.

 99.1**  Consent of Ryan, Hankin & Kent.

---------------------
* To be filed by amendment.
**Previously filed.
+ Confidential treatment requested.

   All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings

   We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the Delaware General Corporation Law, the Certificate of Incorporation or our by-laws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

   We undertake that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on this 31st day of January, 2001.

                                          Chorum Technologies Inc.

                                                     /s/ Scott C. Grout
                                          By: _________________________________
                                                       Scott C. Grout
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Scott C. Grout           President (Principal        January 31, 2001
______________________________________  Executive Officer), Chief
            Scott C. Grout              Executive Officer and
                                        Director

        /s/ Jian-Yu Liu, Ph.D*         Chief Technology Officer    January 31, 2001
______________________________________  and Director
          Jian-Yu Liu, Ph.D

          /s/ S. Kent Coker*           Chief Financial Officer     January 31, 2001
______________________________________  (Principal Financial and
            S. Kent Coker               Accounting Officer) and
                                        Chief Operating Officer

        /s/ Robert J. Paluck*          Director and Chairman of    January 31, 2001
______________________________________  the Board
           Robert J. Paluck

        /s/ Philip T. Gianos*          Director                    January 31, 2001
______________________________________
           Philip T. Gianos

      /s/ Jon W. Bayless, Ph.D.*       Director                    January 31, 2001
______________________________________
        Jon W. Bayless, Ph.D.

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Edward E. Olkkola*         Director                    January 31, 2001
______________________________________
          Edward E. Olkkola

       /s/ Michael R. Perusse*         Director                    January 31, 2001
______________________________________
          Michael R. Perusse

       /s/ Scott C. Grout
*By:_____________________________
         Scott C. Grout
        Attorney-in-Fact
  Pursuant to Power of Attorney

                               INDEX TO EXHIBITS

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1     Form of Underwriting Agreement.

  3.1** Restated Certificate of Incorporation of the Registrant, as amended to date.

  3.2**   Form of Amended and Restated Certificate of Incorporation of the
          Registrant to be effective upon the completion of the offering made under this Registration Statement.

  3.3**   Bylaws of the Registrant.

  3.4** Form of Bylaws of the Registrant to be effective upon the completion of the offering made under this Registration Statement.

  4.1**   Reference is made to Exhibits 3.1, 3.2 and 3.3.

  4.2*    Form of Registrant's Common Stock certificate.

  4.3**   Amended and Restated Investors' Rights Agreement, dated September 5,
          2000.

  4.4**   Warrant to Purchase Stock between the Registrant and Imperial
          Bancorp, dated June 1, 2000.

  4.5** Warrant to Purchase Stock between the Registrant and Comdisco, Inc., dated September 22, 1998.

  4.6** Warrant to Purchase Stock between Registrant and Comdisco, Inc., dated January 22, 1999.

  4.7** Warrant to Purchase Stock between Registrant and Comdisco, Inc., dated March 1, 2000.

  5.1     Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP.

 10.1** Form of Indemnification Agreement entered into between Registrant and its directors and officers.

 10.2**   1997 Stock Plan.

 10.3**   2000 Equity Incentive Plan.

 10.4**   Employee Stock Purchase Plan.

 10.5**   2000 Director Option Plan.

 10.6**   Lease between GUS-Enterprises-XII, L.L.C. and the Registrant, dated
          November 11, 1999.

 10.7** Lease between Cardinal Collins Tech Center, Inc. and the Registrant, dated April 1, 1998.

 10.8**   Master Lease Agreement between Imperial Bank Equipment Leasing
          Division and the Registrant, dated July 7, 2000.

 10.9** Master Lease Agreement between Comdisco, Inc. and the Registrant, dated September 22, 1998.

 10.10**  Lease between East Collins L.P. and the Registrant, dated October 10,
          2000.

 10.11**+ OEM Purchase and Sale Agreement between Nortel Networks Limited and the Registrant, effective January 1, 2000.

 10.12**+ Amendment No. 1 to the OEM Purchase and Sale Agreement between Nortel
          Networks Limited and the Registrant, dated October 12, 2000.

 21.1**   Subsidiary List.

 23.1     Consent of Ernst & Young LLP, independent auditors.

 23.2     Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP, counsel to the Registrant. Reference is made to Exhibit 5.1.

 24.1**   Power of Attorney. Reference is made to page II-5.

 27.1**   Financial Data Schedule.

 99.1**   Consent of Ryan, Hankin & Kent.

---------------------
* To be filed by amendment.
** Previously filed.
+ Confidential treatment requested.